Annual Report 2002


03023543

BIOSOURCE INTERNATIONAL, INC.

RECD S.E.C.
JUN 18 2003
1086

AR/S
P.E. 12-31-02

Exploring Cellular Signaling

PROCESSED
JUN 25 2003
THOMSON
FINANCIAL

BIOSOURCE



Cell to Cell
PECAM-1
Src
p130
Paxillin
CSK
FAK
Cadherin
α-catenin
β-catenin
α-actinin
Vinculin
FER
Grb2
Src
csk
SOS
Rac
Pak
Ras
PI3K
p38
Akt
Jnk
ERK 1/2
GSK-3β
Caldesmon
MLC
Myosin
ATF
c-Jun
MEKK1
IKK α/β
IKB α/β
NF-κB
CD80
Ras
Raf-1
MEK
ERK1/2
B7
CD28
Grb2
PDK-1
PDK-2
PI3K
Akt
T-Cell Synapse
Lat
Grb2
SLP-76
Nck
VAV
Rac/cdc42
c-Jun
JNK
ELK-1
MHC
T-cell Receptor
WASP
MEKK1
Pak1
Zap 70
IP3
Calcineurin
c-Jun
Fos
CD4
Lck
Ca
PKC
CD45
Lck
DAG
Pro-Survival Signals
Apoptosis
Pro-Inflammatory Response
TNF
IL-1β
Fas Ligand
Anti-Inflammato
Akt
c-Jun
Upregulation Apo E
JNK
PI3K
ERK 1/2
p38
Pyk2
GSK-3β
Mobilization
nAChRs
FPRL1
Unknown Receptor
γ-Secretase
β-Amyloid Oligomers
Aβ1-40
1-42
1-43
Oxidative Stress
β-Secretase

Dear Shareholders,

In order to increase our organic revenue growth rate and ultimately the value of your shares, in February 2002 we announced plans for increased R&D spending for development of Signal Transduction Products and high content screening assays. We intended to increase the rate of product introductions from our assay development programs, to develop phospho-specific antibodies at a faster rate, and to move more of our traditional analytes into new formats. Our announced plans also discussed the financial impact of these activities. While the projected increase in R&D funds would suppress our earnings for 2002, we forecast considerable improvements in 2003 and 2004. I am pleased to report that we achieved our goals in fiscal 2002 and have positioned ourselves to achieve our 2003–2004 goals.

- 42 new ELISA kits were developed. We are particularly proud of the 18 phosphoELISA™ kits that were introduced during 2002. These assays, for the first time, allow the rapid quantitation of key signal transduction proteins. These phospho proteins are sometimes referred to as signaling switches, determining if a pathway is turned on or off. The state of a signaling pathway can have profound impact on cellular function, viability and ultimately disease.

- 54 phospho-specific antibodies were introduced, bringing our menu to over 160. We commissioned and built a new laboratory in Hopkinton, Massachusetts, solely devoted to developing products for this line.

- 30 new Luminex assays were introduced, bringing our assay capability to nearly 50 analytes. The customer response has been strong and we continue to see good quarter to quarter sales increases for this high content assay line.

- 66 recombinant proteins were developed. Our staff continues to build expertise in this area that results in reagent sales in addition to the production of crucial components for our assay development efforts.

For BioSource these new products have brought a new market awareness to the life science community, as a supplier of innovative signaling tools and added excitement to our sales and marketing team. I am pleased to report that our sales revenue, in 2002, increased 14% to a record 40 million. This 14% increase was the best organic growth result for the Company since 1995.

To do this, our R&D expenditures were increased by 50% from 2001. With expansion of our sales team, we expected profits to be flat for the year 2002. Despite this, EBITDA was $3.6 million in 2002, compared to 2.6 million in 2001.

With development efforts now bringing results, we know that our attention must be turned to improving profits in 2003. Our increases in R&D staffing will be complete in the first quarter of 2003, and as such, we expect further increases in SG&A and R&D to be less, proportionally, than our increases in sales. We expect to report an improving trend in profitability in 2003 and 2004.

To better drive growth and focus on key market opportunities, the Company has divided its business into three core areas: the Strategic Business Units (SBU) of ***Signal Transduction Products, Cytokine Products, and Custom Products***. Signal Transduction Products consists of the proteins, antibodies, assays and other reagents used to study internal cellular processes. Our phosphospecific antibodies and phosphoELISA™ kits are included in this SBU. Cytokine Products include proteins, antibodies, assays and other reagents that are used to study the processes by which cells communicate. Interleukin, growth factor and other biological response modifier products are included in this group. Custom Products includes oligonucleotides, custom peptides and antibodies, cell culture and diagnostics and other reagents not specifically categorized.

We continue to be very optimistic about the field of signal transduction. We have seen strong sales growth for these products and increasing interest on the part of our customers in using reagents that interrogate cellular signaling processes. Our phosphoELISA™ kits present a new technique to pharmaceutical researchers, and they are being well accepted. We expect our first publication in peer reviewed journals mid 2003. Furthering our offering of signaling products, we will be introducing several signal transduction assays on the Luminex platform in 2003. Continuing our plan to put our reagents on several different assay formats, we are in discussion about placing our reagents on various protein array and chip formats. We see this as an exciting future development.

The cytokine marketplace continues to be a good one for us, and we have been encouraged by the success of the cytokine assays we developed in 2002 in both our traditional formats and Luminex.

There are a number of interesting opportunities in our Custom Products. While a niche product, our cell culture line is growing. We have increased our capabilities to produce peptides and custom antibodies and our diagnostics products, primarily traditional radioimmunoassays, continue to be well received in Europe. We started 2002 with a new oligonucleotide facility in Camarillo. Due to softness in the market, we changed our plans and consolidated our facilities in Foster City, California, to reduce expenses.

Internationally, we have seen sound results from our distributor realignment of late 2001 and have begun to sell directly in Scandinavia through a newly established BioSource Division in Sweden.

We enter 2003 with great enthusiasm for the opportunities that lay ahead for BioSource.

Leonard Hendrickson

Currently, the Signal Transduction and Cytokine Products account for over 60% of BioSource sales revenues.

...intracellular communication is crucial for scientists so that they can gain a better understanding of cellular function and dysfunction, as it is the improper functioning of cells which can lead to cancer and other diseases.

BioSource was the first to market phosphoELISA™ kits. We have developed kits for targets such as p38, ERK, Akt, and JNK – proteins that generate tremendous interest in the research community.

A Commitment to Product Development for Cellular Signaling Research!

At BioSource, we are advancing our commitment to produce quality reagents that benefit the cellular signaling research community. Researchers who explore the various mechanisms of intracellular and extracellular signaling in order to expand their knowledge on how cells communicate, continue to discover and select BioSource for products that meet their unique reagent needs.

As such, BioSource has remained focused on its strategy of accelerated development of new and exciting products that fall under specific areas of growth and opportunity. With our distinctive array of products and our customized reagent capabilities, we feel that we are achieving our goal of providing the necessary tools for these researchers to carry through with their remarkable work.

The crux of our product menu can be categorized into three main areas:

- *Signal Transduction Products*
- *Cytokine Products*
- *Custom Products and other reagents*


Matrix
Fibronectin
FER
Grb2
Src
csk
FAK
SOS
WASp
ARP2/3
Rac
Pak
Ras
PI3K
Rho
p38
Cyclin D
Jnk
Akt
Desmin
MLC
ERK1/2
GSK-3
Jun

Signal Transduction Products

Spearheaded by our novel phosphoELISA™ product line, our *Signal Transduction Products* are geared for further expansion, mirroring the rapid growth occurring in this particular field of research. Our *Signal Transduction Products* capitalize on the important discoveries made by researchers as they elucidate the biological pathways used to transmit information from the surface of the cell to the interior of the cell. Discovery in this area of intracellular communication is crucial for scientists so that they can gain a better understanding of cellular function and dysfunction, as it is the improper functioning of cells which can lead to cancer and other diseases.

Our robust production of novel and specific signal transduction reagents leads the way in our overall strategy of targeted development. With over 196 signal transduction products released last year, BioSource is actively strengthening its position as a leading supplier of products in the area of intracellular signaling research.

Signal Transduction New Product Highlight

Indicative of our development strategy, last year we manufactured over 385 new products that have produced exceptional results. Our line of phosphoELISA™ kits best illustrate this success. BioSource was the first to market phosphoELISA™ kits. We have developed kits for targets such as p38, ERK, Akt, and JNK – proteins that generate tremendous interest in the research community. Fueled by a demand for fast and accurate methods needed for high-volume signal transduction research, our phosphoELISA™ kits have generated a superb return on investment.

Also within our *Signal Transduction Product* line, we launched 54 phosphorylation site-specific antibodies last year. Several antibody panels were released to important targets in cancer research that are believed to trigger the onset of cellular transformation to a cancerous condition. By understanding cellular changes at this level, researchers hope to arrest cancer growth in its most early stages. New antibody panels are available to key proteins involved in cellular disruptions leading to diabetes. Thus, our antibodies present a unique opportunity to study the intricacies of protein signaling that will hopefully lead to a cure.

Cytokine Products

With a significant array of *Cytokine Products* available, BioSource considers the products in this area as our core product line. We offer antibodies, assay kits, recombinant proteins and DNA probes that are targeted against 140 different cytokine proteins. These proteins consist of chemokines, growth factors, interferons and interleukins–proteins that play important roles in extracellular communication. Processes such as inflammation, cell adhesion and growth, and other immune system functions or abnormalities (such as cancer) are governed by these cytokine proteins. Consequently, understanding the intricacies of extracellular signaling remains at the forefront of research today.

As a trusted and established developer of *Cytokine Products*, BioSource strives to maintain its position as a principal supplier of these products for pharmaceutical and biotech companies.

Currently, the *Signal Transduction Products and Cytokine Products* account for over 60% of BioSource sales revenues.

Cytokine New Product Highlight

We are extremely optimistic about the growth of our Luminex kits which enable researchers to simultaneously measure multiple protein targets, saving the researcher valuable sample, labor and time. While the first generation of these cytokine antibody kits allowed the researcher to mix and match the cytokines of interest, in 2002, BioSource introduced the next generation of kits that are provided as pre-mixed, pre-validated cytokine panels which allow simpler multiplexing of up to 20 proteins at once. When provided as pre-mixed panels, the investigator is then able to screen samples and determine which proteins to further investigate.

Custom Products and Other Reagents

BioSource also provides other tools for researchers that complement our *Signal Transduction Products* and *Cytokine Products*. These products include our custom oligonucleotides, custom antibody and peptide services, cell culture products, and in Europe, our diagnostic assay kits.

Last year, we consolidated our oligonucleotide production facility into one location in order to solidify our manufacturing efforts and increase productivity. We foresee this change as having a positive impact on our ability to serve and supply the growing oligo market.

Custom Products New Product Highlight

BioSource has also enhanced its line of probes and primers for Real Time PCR® measurement of message RNA. Message RNA measurement is important because it is the precursor to proteins and allows the researchers to obtain a preemptive view of what will occur later on. If the protein does not arrive, then one can conclude that the process from DNA to protein has been disrupted.

Product Overview

BioSource offers an innovative and comprehensive catalog of research products plus broad-based custom products. Our products enable scientists and biomedical researchers to better understand the biochemistry, immunology, and cell biology of the human body, as well as disease processes. They are increasingly in demand to support proteomic research and drug discovery.


BIOSOURCE
www.biosource.com
BIOSOURCE
BIOSOURCE


2003 Research Products Catalog
Signal Transduction & Neuroscience
Multiplex Reagents
Cytokines
Detection Reagents & Cell Culture
Custom Services
BIOSOURCE


BIOSOURCE
BIOSOURCE


Luminex 100
BIOSOURCE

BioSource offers more than 3500 products to the life science markets, including biotech, pharmaceutical, government and academic institutions.

Assays – ELISA Test Kits (Enzyme-linked immunosorbent assay)

We have developed methodologies for measuring cytokines, chemokines and other biologically important molecules in serum, plasma, cell culture supernatants and other sample types. ELISA test kits use antibodies linked to the surface of 96-well plates or beads to capture the protein of interest within a sample. Once captured, the protein can be detected by adding another antibody that has been tagged with an enzyme. When an enzyme substrate is added to the well of the plate, the enzyme will convert the substrate to a different color. The quantitation of cytokines and chemokines has been shown to be an excellent way for scientists to determine the status of the immune system. Since many of the current targets of pharmaceutical intervention are designed to modulate the immune system, these quantitation markers are essential for gauging the effectiveness of treatment.

Concomitantly, our unique phosphoELISA™ brand of ELISAs are specifically formulated to quantitate phosphorylated proteins intracellularly and allow researchers to screen the activity of these proteins within the cell for either increased or decreased activity, which may indicate pathologies requiring further investigation.

Luminex Kits and Multiplex ELISA Kits

The drug development process relies on methods that predict drug efficacy. Our quality assays have historically been used to define the status of the immune system. We have taken these assays to an additional platform which will allow drug development companies to measure panels of markers simultaneously to meet their requirements for speed with limited sample volume. This platform is the Luminex xMAP™ 100 System, which allows the simultaneous measurement of 100 different proteins in a single sample.

Antibodies

Antibodies, which are proteins generated by immune cells in response to foreign antigens, are used as immunological detectors in research. Proteomic and drug discovery researchers, who use antibodies in a variety of techniques that require exacting potency, specificity, and reproducibility, are increasingly relying on our primary and secondary antibody product line to meet those needs.

Our primary antibodies include phosphorylation site specific antibodies, which allow scientists to study cell signaling events within and between cells. If cells are thought of as communicators, then phosphorylation would be language used within the cell. Cellular communication (i.e., signaling) occurs at specific sites on proteins within a cell and minor disruptions in these precise events can result in the onset of cancer, diabetes or other diseases. A detailed understanding of these disruptions has been made possible by phosphorylation site specific antibodies, thus driving new research to develop effective therapeutic approaches to curing disease. Our secondary antibody products, which are produced in our FDA-compliant manufacturing facility in accordance with cGMP (Good Manufacturing Practices), are also used by other companies as a component of their test kits.

Bioactive Proteins and Peptides

Proteins are responsible for all of the body's biochemical and physical properties as well as for variations among different types of cells. They have a multitude of uses in basic research, drug discovery, enzymology, high-throughput screening, *in vivo* studies, x-ray crystallography, or as antigens for antibody production. Proteins take various forms including enzymes, hormones, antibodies, receptors, cytokines, and chemokines. Our primary protein products are cytokines and chemokines, regulatory molecules that control the growth and differentiation of cells.

Bioactive peptides are a grouping of proteins that are synthetically created. These peptides encompass the active or inhibitory site of a particular protein and are used to study the activity of various proteins.

Oligonucleotides (DNA) and Molecular Products

BioSource provides oligonucleotides as a custom service and as catalog products for researchers engaged in molecular biology. Oligonucleotides, which are synthesized polymers made up of the same building blocks that form DNA, have been used for the past 20 years in gene identification and expression. They are in demand today as tools in SNP Analysis, DNA arrays and DNA sequencing to identify new genes and to understand gene expression in disease states.

FRET probes and primers: As genetic science has progressed, demand for oligonucleotide quantification and detection systems has increased. One of the ways in which BioSource is responding to today's needs is by offering custom and catalog dual labeled fluorescent (FRET) probes. This technology provides the means by which researchers can quantify minute levels of gene expression and identify single nucleotide variations between individuals (SOPs) – two key areas in drug discovery.

Radioimmunoassays (RIA)

We continue to produce and market RIAs, which utilize radioisotopically labeled molecules to measure hormones and proteins that are important in growth, reproduction and thyroid diseases. RIA is a mature technology which we sell primarily in Europe and other parts of the world.

Custom Antibodies and Peptides

We frequently manufacture unique, specific peptides or antibodies for our customers' research projects. This need is growing, as previously unidentified genes and proteins are being identified at a rapid rate – often preceding the introduction of catalog offerings by many months, even years. By providing these custom peptides and antibodies, we are helping our customers to perform timely research on new or proprietary targets. By subsequent conversion, we also gain new catalog products that expand our sales opportunities. Our ability to provide these unique products, as well as our innovative catalog products, further strengthens our strategic relationships with our customers.

Cell Culture and Molecular Biology Reagents – Sera, Buffers and Media

Our wide variety of serum, buffers and media are vital for growing specialized cell cultures, a primary testing method for the effectiveness of vaccines and drugs for a variety of diseases.



BioSource services over 6,000 customers worldwide

Pharmaceutical
Astra Zeneca
Aventis Pharmaceuticals
Bristol Myers Squibb
Eli Lilly
Glaxo Smithkline
Merck & Company
Pfizer
Pharmacia
Schering-Plough
Wyeth-Ayerst

Biotechnology
Amgen
Biogen
Exelixis
Genentech
Human Genome Sciences
Hyseq (Nuvelo)
Millennium Pharmaceuticals
Rigel Pharmaceuticals
Sugen
Tularik
Zymogenetics

Academic
Brigham and Women's Hospital
Baylor College of Medicine
Columbia University
John Hopkins University
UCLA
UC San Francisco
University of Pennsylvania
University of Texas MD Anderson CRC
University of Washington/St. Louis

Government
Centers for Disease Control
Food and Drug Administration
National Cancer Institute
National Institutes of Health
VA Medical Centers
U.S. Army Research Institute

®The Polymerase Chain Reaction (PCR) process is covered by U.S. patents owned by Hoffmann-La Roche, Inc. and patents owned by F. Hoffmann-La Roche, Ltd.

Cover: New BioSource logo
Page 2: Exploration signal transduction pathway
Page 3 top: Multiplex antibody bead kit
Page 3 bottom: 2003 Research products catalog
Opposite page top: ELISA test kit
Opposite page bottom: Luminex xMap™ 100 System and BioSource Multiplex bead kit
This Page: BioSource website home page.

Continuing On Our Plan

In 2002, we committed ourselves to a three year plan that would increase our internal operating capabilities and increase financial performance. We achieved our objectives in 2002 and are looking forward to 2003.

In 2002, we increased our research and development spending by $2.2 million to expand our capabilities in signal transduction research and development and assay development to increase the number of new, novel and proprietary products that come to market. Our goal was to double the amount of major product introductions in 2002 and that is exactly what we did!

In 2002, we continued to expand our sales and marketing efforts with a goal to achieve 11% – 13% % top line growth in 2002. We had top line growth in 2002 of 14%!

In 2002, we committed to achieve an EBITDA of $3.0 – $3.5 million. We achieved $3.6 million!

In 2003, we expect to continue our accelerated top line and EBITDA growth through continued enhancement of our internal operating activities. We plan to exceed our 2002 quantity of new product introductions, which will result in accelerated sales growth for 2003. We expect our sales, marketing and business development efforts to enhance our new product introductions, which through higher top line growth, will bring a higher EBITDA for 2003.

BioSource is committed to its future. We are focusing the Company's continued strategic investment in cellular communication protein products and our traditional cytokine products. For BioSource and its shareholders, this will be a winning combination.



(in millions)


Revenue
1999 $29.3
2000 $32.2
2001 $35.2
2002 $40.1
0 10 20 30 40
Net Income (loss) available to common stockholders
1999 $3.6
2000 ($4.0)
2001 $.7
2002 ($1.0)
-5 -4 -3 -2 -1 0 1 2 3 4
EBITDA*
1999 $6.6
2000 $1.6(2)
2001 $2.6
2002 $3.6
0 1 2 3 4 5 6 7

Net Income (loss)/ Summary (1) (in thousands, except per share data)

	1999	2000	2001	2002
Revenue	$29,257	32,210	35,175	40,055
Total Operating Expenses	$13,573	19,421	19,424	21,083
Net Income (Loss)(1)	$3,577	(166)(2)	741	1,395
Net Income (Loss) Available to common shareholders	$3,577	(4,019)(2)	741	(1,052)
Basic	$0.49	(0.47)(2)	0.07	(0.11)
Diluted	$0.46	(0.47)(2)	0.07	(0.11)
Weighted Avg O/S:				
Basic	7,235	8,584	10,398	9,787
Diluted	7,833	8,584	10,965	10,189

	1999	2000	2001	2002
Reconciliation of GAAP net income (loss) available to common shareholders to EBITDA*				
Net income (loss) available to common shareholders	$3,577	(4,019)	741	(1,052)
Add:				
Redeemable preferred stock divided and accretion of beneficial conversion	–	3,853	–	–
Cumulative effect of accounting change	–	–	–	2,477
Interest	970	35	(376)	(112)
Taxes	20	(573)	(70)	11
Depreciation	930	1,064	1,165	1,676
Amortization	1,061	1,093	1,099	640
EBITDA	$6,558	1,453	2,559	3,640

1) Represents net income (loss) before redeemable preferred stock and accretion of beneficial conversion and cumulative effect of accounting change.

2) The Company incurred $4.8 million of special charges that effected net income for the year. $571K was included in cost of sales and related to inventory valuation adjustments while $4.2 million was included in general and administrative expenses and included $1.9 million of severance and new management transition costs, $745K in legal fees related to merger and acquisition costs and an employee termination suit, $523K for the withdrawal of a follow on offering, and $945k for a non-cash compensation costs. See Gross Profit and General and Administrative sections of Management's Discussion and Analysis in our 2000 10K. The exclusion of these costs would increase our EBITDA for 2000 to $6.6 million.

**Earnings before Interest, Taxes, Depreciation and Amortization*

This Annual Report may contain forward-looking statements that involve risks or uncertainties, including risks associated with regulatory and other risks described from time to time in reports filed by BioSource International, Inc. with the Securities and Exchange Commission, including its most recently filed Annual Report and Form 10-K.

OFFICERS

Leonard M. Hendrickson
President and Chief Executive Officer
Charles C. Best
Chief Financial Officer,
Executive Vice President – Finance
Secretary

SENIOR MANAGEMENT

Jozef Vangenechten, Ph.D.
General Manager – BioSource Europe, S.A.
Kevin J. Reagan, Ph.D
Vice President – R&D Immunology
Rocco Raduazo
Vice President – Sales
Valerie Bressler-Hill, Ph.D.
Vice President – Marketing
Joseph M. Davis
Vice President – Operations
Glen L. Palmer
Vice President – Human Resources
Erik Schaefer, Ph.D.
Vice President – Signal Transduction R&D

REGISTRAR AND TRANSFER AGENT

U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204-2991

LEGAL COUNSEL

Stubbs, Alderton & Markiles, L.L.P.
15821 Ventura Blvd., Suite 525
Encino, CA 91436

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG, LLP
21700 Oxnard Street, Suite 1200
Woodland Hills, CA 91367

DIRECTORS

Jean-Pierre L. Conte
Chairman of the Board
Managing Director, Genstar Capital, LLP
Leonard M. Hendrickson
President and Chief Executive Officer,
BioSource International, Inc.
David J. Moffa, Ph.D.
Regional Director
Lab Corporation of America, Inc.
John R. Overturf, Jr.
President, ROI, Inc.
Robert J. Weltman
Managing Director, Genstar Capital, LLP
John L. Zabriskie, Ph.D
Co-founder and Director
Pure Tech Ventures

ANNUAL SHAREHOLDER'S MEETING

July 18, 2003 – 9:00 a.m.
Hyatt Westlake Plaza
Westlake Village, CA

INVESTOR RELATIONS

Charles C. Best
Chief Financial Officer
Tel: 805.383.5249
Fax: 805.383.5381
e-mail: chuckb@biosource.com

MARKET

NASDAQ National Market System

SYMBOL

BIOI

FACILITIES

Corporate Headquarters
542 Flynn Road
Camarillo, CA 93012
European Headquarters
8 Rue de L'Industrie
1400 Nivelles, Belgium
Oligonucleotide Division
Nucleic Acid Development
1170 B Chess Dr.
Foster City, CA 94404
Custom Peptide & Antibody Division
3 Avenue D
Hopkinton, MA 01748
Sera, Media & Buffers Division
1114 Taft Street
Rockville, MD 20850
Signal Transduction R&D Division
94/96 South St.
Hopkington, MA 01748

BIOSOURCE

www.biosource.com

Important: Store at +2-8°C

BIOSOURCE

BIOSOURCE

Cytokine
Ten-Plex

Chemokines

Akt/ PI3Kinase



PDGF
Insulin
VEGF
EGF
Growth Factors
CT-1
LIF
CNTF
OSM
IL-11
Cytokines
Growth Factor Receptor
JAK1/2
Shp1
Gab2
PI3 Kinase
raf
Ras
SOS
Grb2
Shc
Src
PTEN
FAK
IRS-1
MEK 1/2
MEKK2
PLCγ
JAKs
Akt
ERK 1/2
PI3K
MEK5
C3G
RAP
AP-1
rsk
TCF
PDK-1
ERK5
STAT3
ERK 1/2
Abl
CREB
ATF-1
S6K
Akt
MEF2c
Lipid Metabolism
CA Mobilization
JNK
Crk
PDK-2
Protein Translation
Mitogenesis
GSK-3β
Cytokine Upregulation
APOPTOSIS
p130
PKC
Pyk2
p38
CamKII
Mitogenesis
CHEMOTAXIS
TGFβ
E2F
ARF
G1
AKT
DNA Damage
MDM2
p73
To Ubiquitin Pathway
SMAD3/4
Cyclin B
p53
ATM
ATR
CDK1
Cyclin B
p16
p15
p21
p27
CDK4/6
Cyclin D1/2/3
INTEGRIN β1 ACTIVATION
ERK
Grb2
Cyclin D1
c-Myc
INTERNALIZATION
DEGRADATION
RECYCLE
Angiogenic Regulation
GSK3β
Rb
Cyclin E
CDK2
Cyclin B
Rb
p21
p27
Fas Ligand
SMAD3/4
Cyclin A
CDK2
p21
p27
Cyclin A
CDK1
Cytokine Upregulation
Protein Translation
release of eIF-4E
NF-κB
p65/Rel
NF-κB
eIF-4E
Mnk1
IκB UBIQUITINATION DEGRADATION
IκB
MODIFIED SIGNALING
APOPTOSIS
PKA
14-3-3
BAD
14-3-3
PKA
TRANSLATION CONTROL
p10
14-3-3
BAD
14-3-3
NF-κB
IKKα,β
ATF
c-Jun
p25
CDK5
p35
Caspase 9
ACTIVATION OF EFFECTOR CASPASES
NIK
p38
JNK
IKK
IKK
Cytochrome c
IKKα
Calpain
Akt
PKA
p38
TBK
MEK 3/6
MEK 4/7
caspase 3
Bax
Bad
Bcl-xl
MEK6
IKKβ
eIF2α
Rho
Bcl-2
RIP
TANK
MEKK1
p53
BID
TRAP-2
NIK
Unknown Receptor
FADD
PKR
Fas
TNF-R1

BioSource International, Inc. is a publicly traded company


BIOI
NASDAQ
LISTED

BioSource International Inc.
542 Flynn Road • Camarillo, CA 93012

www.biosource.com

BIOSOURCE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

**ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2002
Commission File Number 000-21930**

BIOSOURCE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0340829**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

542 Flynn Road, Camarillo, California 93012
(Address of principal executive offices)

Registrant's telephone number, including area code: (805) 987-0086

Securities registered pursuant to Section 12(b) of the Exchange Act:

None

Securities registered pursuant to Section 12(g) of the Exchange Act:

Common Stock, $0.001 par value
Preferred Stock purchase rights

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of regulation S-K is contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [ ] No [X].

The aggregate market value of the voting stock (based on the last sale price of such stock as reported by the National Association of Securities Dealers Automated Quotation National Market System) held by non-affiliates of the registrant as of June 28, 2002 was $57,046,775

The number of shares of the Registrant's common stock outstanding as of March 18, 2003 was 9,608,005.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

The following discussion should be read in conjunction with our consolidated financial statements provided under Part II, Item 8 of this annual report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this annual report on Form 10-K is as of March 24, 2003, and we undertake no duty to update this information. Should events occur subsequent to March 24, 2003 that make it necessary to update the forward-looking information contained in this Form 10-K, the updated forward-looking information will be filed with the Securities and Exchange Commission in a quarterly report on Form 10-Q or as an earnings release included as an exhibit to a Form 8-K, each of which will be available at the Securities and Exchange Commission's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 26 of this Form 10-K.

Overview

The Company manufactures, markets and distributes products used worldwide in biomedical research that are instrumental in the development of new drug therapies and medical diagnostic methods. Our products enable scientists and biomedical researchers to better understand the biochemistry, immunology and cell biology of the human body, as well as disease processes. The Company offers over 3,650 products that are grouped into the following product lines: Assays; Antibodies; Bioactive Proteins and Peptides; Oligonucleotides; and Serum, Buffers and Media. We believe we offer a unique combination of technological, production, and research and development skills resulting in a full spectrum of products and services for the worldwide pharmaceutical and biotechnology industries.

The Company believes it has a strong scientific research staff, a broad product line and an established trade name, giving us a solid presence in the biomedical research market. We intend to continue our focus on new product development, and to seek to acquire businesses, products and technologies complementary to our current business through acquisitions, licensing or joint ventures.

Industry Overview

The biomedical research industry has seen significant advances in the understanding of physiological processes at the cellular and molecular level. In particular, the biotechnology industry has seen a substantial amount of growth over the last year as the sequencing of the human genetic structure, or genome, has been completed. Researchers have identified thousands of previously unknown genes that potentially play key roles in physiological systems in the human body. These genes are of significant interest to the pharmaceutical industry, since they can be used as the basis of new therapeutic discovery and development. The increase in biomedical research resulting from the sequencing of the human genome has resulted in the need for methods and products to accelerate and assist this research. The core competencies we have developed in molecular and cellular biology, immunology and custom services address this need. Biomedical researchers around the world are constantly in search of specialty research products and services, which are necessary to conduct both basic and clinical research. This research is conducted in settings that range from university and medical school laboratories to pharmaceutical and biotechnology research and development groups. The success of this type of research depends upon the availability of high quality biological reagents and custom services, including the types of assay kits, antibodies, biologically active proteins, molecular probes and serums that we develop, manufacture and sell.

Strategy

Our strategy is to increase our organic growth rate through focused research and development and sales and marketing investments in cellular communications markets with high growth potential. Cellular communications markets include both extracellular signaling products (such as cytokines) and intracellular signaling products (such as signal transduction). BioSource will exploit unique corporate and product capabilities to drive product growth in these select markets. As a complement to this strategy, we may, as appropriate, acquire companies which enhance our ability to compete in these markets. In order to facilitate this strategy, the Company is:

- Investing more resources in research and development than in prior history. In 2000 and 2001 the Company spent approximately 11% of net sales on research and development. In 2002, the Company spent approximately 15% of net sales on research and development. In 2003, our research and development spending is projected to be approximately 15% - 17% of sales - a dollar increase of approximately $1.5 million. We expect this investment to result in a substantially higher rate of product introduction, increased levels of novel products and transfer of existing products into novel platforms.

- Continuing to invest in sales and marketing infrastructure by increasing our geographic coverage and marketing support. This effort began in 2000 and will continue in 2003. Although the incremental increases in spending in sales and marketing expenses have been decreasing from 2000 to 2002 and will continue to decrease in 2003, the increased spending levels from prior periods has assisted the Company in its organic sales growth over this period. We expect this sales and marketing investment, along with increased product depth through our increased research and development spending in 2002 and 2003, to produce higher annual sales growth than levels achieved in 2000, 2001, and 2002.

- We expect this investment to result in new market penetration, increased brand recognition and ultimately greater organic sales growth.

- Increasing business development efforts to support the Company's cellular communications strategy. We anticipate this focus will result in additional relationships in the areas of licensing and strategic partnerships. This will enable our reagent development and manufacturing expertise to be more easily exploited in novel platforms and technologies.

- Evaluating potential acquisition targets that will complement our existing core competencies and further strengthen our position in core proteomics markets.

Products

We offer over 3,650 products, which we group into the following product lines:

- assays
- antibodies
- bioactive proteins and peptides
- oligonucleotides
- serum, buffers and media

Assays

Enzyme-Linked ImmunoSorbent Assay ("ELISA") *test kits.* We have developed reagents and methodologies for the measurement of cytokines and chemokines in blood or other biological samples. ELISA test kits are a combination of cytokines, their antibodies and other chemical reagents, and are used to measure the presence or quantity of a particular bioactive protein in serum, plasma or other biological sample. The quantitation of these cytokines and chemokines has been shown to be an excellent way for scientists to determine the functional status of the immune system. Since many of the current targets of pharmaceutical intervention are designed to modulate the immune system, using these quantitation markers as a means for gauging the effectiveness of treatment is becoming a key monitor.

In a typical ELISA test kit, an antibody is immobilized or "bound" on a microtiter well of the kit's test plate. A sample containing the antigen that is to be measured is added by the researcher and allowed to react with the bound antibody. After the well is washed, a second antibody with a specific enzymatic tag is added and allowed to react with the bound antigen. After washing away any remaining free antibody, the researcher adds a substrate that produces a colored reaction. The amount of color is proportional and thereby indicates the amount of antigen present, which can be measured even in minute concentrations, using common laboratory instruments. This method of quantitation of these antigens has become an integral tool both in research and diagnostic applications as it provides a relatively inexpensive, accurate and rapid method for the evaluation of immune status.

Our ELISA tests produce results in a few hours, compared to days or even weeks with bioassays. We offer kits for human, mouse, rat, monkey and swine proteins. The diversity of species is important to allow investigators to establish numerous measurements in pre-clinical animal model systems. We offer over 390 types of ELISA kits and we believe we are the leader in sales of rat, monkey and swine cytokine ELISA kits. Detection of fluctuations in cytokine levels by ELISA tests, whether in an in-vitro cell culture experiment of a new drug or in a patient's serum, provide researchers and scientists with valuable information in understanding disease progression, therapy and diagnosis.

An alternative method to our ELISA test kits are our Muliplex Antibody kits for use in products manufactured by Luminex Corporation, a third party, which allow measurement of several proteins simultaneously in a single sample, saving time and effort as well as the precious sample. Our menu has rapidly expanded to include kits for the measurement of human, mouse and rat cytokines, chemokines, growth factors and cell biology markers. The multiplex kits allow for investigators to establish screens for drug targets and inhibitors in cell culture samples or to determine the diagnostic value of a panel of proteins in human patient serum or plasma samples.

Of the more than 390 kits we offer, the following table illustrates a few of the more common applications of our ELISA test kits:

Test Kit	Characteristics/Application
Tau	This kit detects and quantitates the presence and phosphorylation state of an important brain protein thought to be involved in the development of Alzheimer's disease. When this protein is modified in the cell by the addition of phosphate groups at specific amino acid sites, the biological activity of the protein changes. In certain disease states, abnormally high levels of phosphorylation occur, which cause the protein structures to destabilize, ultimately leading to neuronal degeneration. Deposition of filamentous tau is implicated in other neurodegenerative diseases including cortical basal degeneration (CBD), progressive supranuclear palsy (PSP), Pick's disease, and certain forms of Parkinson's disease. Pharmaceutical companies are keenly interested in developing drugs that can halt specific patterns of phosphorylation without hampering normal cell activity. The ability to quantitate the phosphorylation state at specific sites will assist this effort.
Rb	This kit detects and quantitates the presence and phosphorylation state of an important cellular regulation protein associated with cell division. This protein, known as Retinoblastoma protein or Rb, is one focus of efforts to develop anti-cancer drugs. The activity of Rb is controlled by phosphorylation of the protein at specific amino acids by a select group of protein kinases called cdks. If too much phosphorylation of Rb occurs, its ability to halt cell division is hampered, as is the case in malignant cells. The ability to specifically quantitate the level of phosphorylation of this protein by kinases and the impact of kinase inhibitors on normal and abnormal phosphorylation is a key development in the drug development process.
IL-6	This kit detects and quantitates a cytokine that is extremely important in the study of inflammation. IL-6 is produced by a number of cells in the body and its actions regulate the growth and differentiation of various cells of the immune system. IL-6 induces a variety of important proteins in the body in response to inflammation or tissue injury. Although most healthy individuals have undetectable levels of IL-6 in their serum, huge quantities of IL-6 are

detected in severe inflammatory situations such as septicemia. The elevation of serum IL-6 precedes that of acute phase proteins, e.g., in a postoperative phenomenon, and may thus be a sensitive early parameter to investigate inflammatory conditions. Serum levels of IL-6 are used in studies of surgical or traumatic tissue injuries, infectious diseases, auto-immune diseases including arthritis, graft rejection, alcoholic liver cirrhosis, malignancies, etc.

Radioimmuno-assays ("RIA"). We produce and market RIAs, which are used internationally in clinical laboratories for the measurement of hormones and proteins important in growth, reproductive and thyroid disease. These assays utilize radioisotopically labeled molecules to compete with non-isotopically labeled molecules for sites on known antibody concentrations. RIA is a mature technology used primarily in European and other foreign countries and is not widely used in the United States.

Other assays. We have combined our oligonucleotide and ELISA technologies to develop a portfolio of other assay kits that measure the quantity of messenger RNA, the type of RNA that serves as a template for protein synthesis, of various cytokines in blood, cultured cells or tissues. Our molecular analysis kit product line permits detection of the individual genes, and quantitates the amount of the gene that encodes for a specific protein. We also have developed kits that allow researchers to measure multiple genes at the same time from a single sample.

Antibodies

Antibodies are used as detector systems in the research of normal and abnormal proteins. Antibodies are proteins generated by immune cells in response to foreign substances, which are called antigens. Antibodies have specific amino acid sequences, which cause them to interact only with the antigen that induced their creation. Antibodies circulate in the blood and assist the body's immune system by searching out and neutralizing or eliminating antigens. Antibodies are used by researchers in a variety of applications, including neutralization studies in bioassay systems, as capture and detection molecules for protein quantitation and for cellular differentiation. Antibodies used in research are generally produced by injecting an antigen into animals, which cause the animals' immune system to produce an antibody specific to that antigen.

Our secondary antibody product line provides researchers and biotechnology companies with a broad array of high quality reagents used to develop analytical signals in various assays. In addition, other companies use our secondary antibodies as a component of their test kits.

We also have developed a significant catalog of innovative signal transduction tools that enable customers to more readily understand the complex signals, which control cellular processes. Many of these tools are antibodies that recognize specific, activated or inactivated forms of proteins containing one or more molecules of phosphate at specific sites. Such an addition of phosphate molecules, which is referred to as phosphorylation, or removal of phosphate molecules, which is referred to as dephosphorylation, control most of the signaling within and between cells. Diseases such as cancer, heart disease and Alzheimer's have been shown to be at least in part due to the malfunctioning of key molecules within cells, in many cases due to alterations in their activity through altered phosphorylation.

We offer over 1,650 antibody products. The following table illustrates some of the uses for the antibodies we offer:

Uses	Description
Flow Cytometry	In order to identify specific cell types by the nature of the antigens expressed on their surface, antibodies are bound to cells and visualized by labeling the antibody molecules with a fluorescent dye or "fluorochrome." The result is examined with an instrument known as a flow cytometer.
ELISA Test Kits	Antibodies are used in our ELISA test kits to detect and measure proteins in biological fluids. An antibody is coupled with an enzyme which reacts with a colorless substrate in the presence of a sample containing the antigen of interest to

	generate a colored reaction product. The color produced is proportional to, and thereby indicates the amount of, antigen present in the sample.
High Throughput	High throughput screening permits the researcher to screen test thousands of drug candidates in a short period of time for their effect on target molecules. In order to be used in this manner, we conjugate our antibodies to different dyes or enzymes.
Immunoblotting	Immunoblotting uses antibodies to identify a specific protein in a complex mixture. In this process, a protein of interest is separated by molecular weight using gel electrophoresis. A specific antibody is then passed over the mixture, and any protein that binds to the antibody is visibly detected.

The research conducted by our customers often requires that we manufacture unique, specific peptides or antibodies for custom research projects. Previously unidentified genes and proteins are being identified at a rapid rate, which often precedes the introduction of catalog offerings by many months to years. Through our Massachusetts facility we engage in the manufacture of these custom peptides and antibodies thus allowing customers to perform timely research on these new or proprietary targets. The capabilities to provide custom peptides and antibodies as well as innovative catalog products further strengthens our strategic relationships with our customers and has led to the development of new catalog products and expanded sales opportunities.

Bioactive Proteins and Peptides

Proteins, which are chains of amino acids in particular sequences, and their interactions are responsible for all of the biochemical and physical properties of a cell, as well as variations among different types of cells. Proteins take various forms, including enzymes, hormones, antibodies, receptors, cytokines and chemokines. Proteins are ideal for use in basic research, drug discovery, enzymology, high throughput screening, in vivo studies, x-ray crystallography or as antigens for antibody production. Our primary protein products are cytokines and chemokines, which are regulatory molecules that control growth and differentiation of cells.

Cytokines. The development of an effective immune response involves complex cell-to-cell communications, which are mediated by a group of small hormone-like soluble secreted proteins collectively called cytokines. Cytokines, like growth factors, interact with specialized target receptors on the surface of the cells and stimulate a chain of secondary messengers leading to a biological response. These responses result from changes in both the molecular capabilities and behaviors of cells. For example, cytokines can activate cells to recognize and eliminate harmful bacteria and viruses. They carry vital signals to the cell's genetic machinery that can trigger it to grow or stop growing. Cytokines can also signal a cell to differentiate, that is, to acquire the features necessary for it to take on more specialized tasks. Specific cytokines play a key role in stimulating cells surrounding a wound to grow and divide and also in attracting migratory cells to the site. Some cytokines have a regulatory function, and other cytokines exert direct effects of their own.

Cytokines are extracted from natural sources, such as human and animal platelets, white blood cells and lymphatic cells, or are produced through genetic engineering, also known as recombinant DNA technology. Cytokines coordinate and orchestrate the proper functioning of the immune system. In addition to producing the human cytokines, we also produce the equivalent proteins from mice, rats, swine and monkeys. Many cytokines are being investigated for their ability to activate or suppress host immunity. Cytokines and other similar growth factors and adhesion molecules are instrumental in the body's defense against cancer, AIDS and other life-threatening disorders.

Chemokines. Chemokines are specific proteins that regulate the recruitment and activation of white blood cells and other sites of inflammation. Chemokines function by binding to receptors on the surface of affected cells. Tremendous interest in chemokines exists due to recent studies linking chemokines and their receptors to the development of HIV.

Other Proteins. To date we have focused on cytokines, chemokines and growth factors; however, with the progress of the human genome project, protein discoveries will expand beyond these proteins. Signal transduction proteins, of which it is hypothesized that only a fraction have been discovered, will be important in high throughput screens of drug candidates since the irregular functioning of these proteins is involved in substantially all diseases. Additionally, researchers will want reagents to the nuclear proteins, cytoskeletal proteins and others that will be discovered to study their role in various diseases. Reagents to these markers can be created using our core competencies.

We offer over 360 protein products. The following table shows examples of different cytokines we produce and use:

Cytokine	Research Uses
IL-4	Interleukin 4 is a protein that has been observed to have direct growth-suppressive activity on a variety of malignancies. IL-4 is used in cancer research.
VEGF	Vascular Endothelial Growth Factor regulates angiogenesis, the process of new blood vessel growth. VEGF is used in drug development, cancer research and as a growth factor for endothelial cells.
TNF	Tumor Necrosis Factor is a protein that plays a vital role in the regulation of the immune system. TNF is used to study immunological processes, cancer, inflammation and septic shock.

Peptides. Bioactive peptides are subsections of proteins or small proteins that are synthetically created. These peptides represent the active or inhibitory site of a particular protein, and are used to study the activity of various proteins. Some bioactive peptides, such as beta amyloid peptides, have been shown to play a major role in the development of Alzheimer's Disease.

Oligonucleotides

The production of oligonucleotides is a custom service we provide for researchers engaged in molecular biology. An oligonucleotide is a synthesized polymer made up of the same building blocks that form DNA. Synthetic oligonucleotides have been used in molecular biology for over twenty years, essentially as templates for nucleic acid and protein synthesis, and more recently, as the therapeutic agents for the inhibition of gene expression or as a diagnostic agent to identify disease. DNA is used by almost every discipline in biomedical research in both academic and commercial areas, including molecular biology and cell biology departments of major universities and biomedical companies developing gene therapy products. These researchers use synthetic oligonucleotides to determine the exact sequence of a gene, or to perform experiments leading to the potential development of pharmaceutical drugs. The primary use of the oligonucleotides we develop and sell is for DNA sequencing and polymerase chain reaction, or PCR, priming.

In DNA sequencing, we synthesize oligonucleotides pursuant to customer specifications, which they use to initiate a process of sequencing a DNA strand. DNA sequencing is used in a wide range of biomedical research applications to identify the makeup of particular strands of DNA.

In PCR priming, our synthesized oligonucleotides are used by our customers in combination with other reagents to amplify a specific genetic sequence isolated from a cell sample. After PCR amplification, gel electrophoresis is used to identify and even to quantitate a specific DNA or RNA sequence from that sample. PCR is an extremely powerful tool in molecular biology research because it can amplify genetic information from a single copy of DNA or RNA. Using PCR technology, the presence of the genetic message used to code for the production of protein can be identified, thereby offering numerous possibilities in the detection of genetic disorders, monitoring disease progression, and in understanding cellular functions.

Genomics research requires large quantities of oligonucleotides. DNA arrays for expression profiling and single nucleotide polymorphism, or SNP, analysis all require the use of synthetic DNA oligonucleotides. In addition, high throughput screening techniques, used in drug discovery are incorporating the use of fluorescent modified DNA oligonucleotide probes to detect and quantify target gene expression. We have developed technologies to rapidly produce and manufacture large number of high quality DNA oligonucleotides for DNA array construction and developed proprietary processes to produce fluorescent probes.

The following table illustrates some of the uses for the DNA oligonucleotide services we offer:

Uses	Applications
Primers	Oligonucleotides are used in the initiation of the PCR process.
Probes	DNA oligonucleotides are used in hybridization reactions for the Real Time PCR quantitation. Probes are duel labeled fluorescent probes used in real time PCR quantitation and molecular diagnostic analysis. We offer three different styles of FRET probes for our customers, including the highly sensitive BioSource Grove Binder ("BGB") probe for SNP analysis..
Arrays	Oligonucleotides are used on a solid matrix to profile gene expression or single nucleotide polymorphisms, or SNP's.

Serum, Buffers and Media

We manufacture over 245 serum, media and buffer products in our catalog. We also offer custom formulation services for unique applications. These products are vital in growing specialized cell cultures. In most cases, cell cultures are a primary testing method for the effectiveness of vaccines and drugs for a variety of diseases.

Customers

We have over 6,000 customers worldwide. No single customer accounted for 10% or more of our total revenue during any of the last three years. Our customers include:

Pharmaceutical	Biotechnology	Universities	Government
Astra Zeneca	Amgen	Brigham and Women's Hospital	Centers for Disease Control
Aventis Pharmaceuticals	Biogen	Baylor College of Medicine	Food and Drug Administration
Bristol Myers Squibb	Exelexis	Columbia University	National Cancer Institute
Eli Lilly	Genentech	John Hopkins University	National Institutes of Health
Glaxo Smithkline	Human Genome Sciences	UCLA	VA Medical Centers
Merck & Company	Hyseq	UC San Francisco	U.S. Army Research Institute
Pfizer	Millennium Pharmaceuticals	University of Pennsylvania	
Pharmacia	Rigel Pharmaceuticals	University of Texas MD Anderson Cancer Research Center	
Schering-Plough	Tularik	University of Washington at St. Louis	
Wyeth-Ayerst	Zymogenetics		

Research and Development

As a reagent company with significant internal R&D and manufacturing capability, BioSource strives to produce uniquely capable reagents to markers of interest for the academic and pharmaceutical community. Reflecting our strategy, we are pursuing development in high-growth markets. Traditionally, we have focused our research and development in the area of extracellular signaling molecules. BioSource has been predominantly known, in this respect, for our work in cytokines, chemokines and growth factors. These proteins act as chemical communicators especially in the immune system and are critical to the maturation and function of normal cells. These proteins continue to play an important role as indicators of the health of the immune system and are thus indicators of some disease processes. We will continue to leverage this immunological expertise to appropriately expand our product offerings in this area. We have also achieved success in extending our product lines into intracellular signaling, more commonly known as signal transduction. Signal transduction is a market that is growing in importance as researchers begin to understand its central role in disease and its significance as targets for drug therapy. We also plan to exploit the increasing demand for new high-content and high-throughput platforms that enable pharmaceutical and biotechnology companies to fully realize the opportunities represented by the sequencing of the human genome.

Therefore, our current research and development activities are focused in the following areas:

- Development of reagents for new detection technologies and assay platforms for the growing high-content and high-throughput screening markets.
- Selective addition of new cytokine, chemokine and growth factors to our existing product offerings.
- Development of new signal transduction reagents.

As of March 1, 2003, we employed 53 research scientists, 18 of whom hold Ph.D.'s. Among these professionals are experts in peptide chemistry, molecular biology, immunology and signal transduction. In particular, their knowledge is fundamental to the development of peptides, oligonucleotides, proteins, antibodies and assay kits. Our research laboratories are located in Camarillo, California; Hopkinton, Massachusetts; and Nivelles, Belgium. In the year ended December 31, 2002, we introduced over 500 new products, of which approximately 70% were developed by our scientists. In addition, as of March 7, 2003, we had approximately 200 products under development. We spent approximately $6,187,000, $3,986,000, and $3,575,000 on research and development in 2002, 2001, and 2000 respectively. Research and development spending represented approximately 15% of net sales in 2002 and 11% of net sales in 2001 and 2000. In 2003, our research and development spending is projected to be approximately 15% - 17% of sales - a dollar increase from 2002 of approximately $1.5 million. We expect this investment to result in a higher rate of product introduction, increased levels of novel products and transfer of existing products into novel platforms.

Manufacturing

Our reagent products and ELISA test kits are manufactured in Camarillo, California. We manufacture oligonucleotides at our laboratories located at our facilities in Foster City, California. Our custom peptides and antibodies and other antibodies are manufactured at the laboratory facilities in Hopkinton, Massachusetts. Our serum, buffers and media are manufactured at our facilities in Rockville, Maryland. We also manufacture antibodies and assay kits at our European facility in Nivelles, Belgium. We currently manufacture products for inventory and ship products shortly after receipt of orders and anticipate that we will continue to do so in the future. Accordingly, we have not developed a significant backlog of products and do not anticipate we will develop a material backlog of products in the future.

Labeling, packaging, and shipping are carried out independently at each facility. We purchase our packaging components from outside suppliers who follow our own custom packaging designs. We have an internal graphic arts department located at our Camarillo, California facility that designs our packaging and marketing materials. We believe there are numerous available suppliers for our packaging components.

We believe that we have adequate supplies of raw materials on hand to continue to manufacture almost all of our products and meet customer demand, and that those materials that we do not produce internally are readily available from multiple sources.

Sales and Marketing

We have 32 sales representatives worldwide. The principal markets for our products are in the United States, Japan and Western Europe. We have a direct sales force strategically located in major metropolitan areas in the United States. The use of a direct sales force provides us with an opportunity to discuss directly with researchers and scientists new developments and trends in the industry. We advertise in various scientific trade journals and distribute our own product catalog to all current and selected potential customers. We sell to our international markets directly through our European subsidiary, and we use international distributors that specifically target selected foreign life science markets.

Our sales people hold a minimum of a biological sciences undergraduate degree and undergo training in the nature and application of our products and proven selling techniques. We believe that by investing in the scientific training of our sales force, we are able to determine the needs of researchers and scientists in the biomedical community. Our sales force is used to provide valuable feedback for product development. Each representative is responsible for the maintenance of existing accounts as well as the generation of new business.

Representatives are paid a base salary and commissions. The commissions are based upon sales growth over previous years' sales levels.

Besides the United States, we sell directly into Germany, Belgium, Holland, Denmark, Sweden, Norway, Finland and the United Kingdom. We also use a network of international distributors covering over 40 other countries. We utilize a network of both exclusive and non-exclusive international distributors, but we generally grant exclusive distribution rights only where the distributor maintains direct field representatives proportionate to the potential for sales of our products in a defined geographical area. In order to serve as our distributor, the distributor must agree to and meet acceptable annual sales goals. We offer all of our distributors annual training to enhance their knowledge of our products as well as their respective applications, solicit requests for new products and ultimately to increase sales.

Segment Information

The Company operates primarily in one industry segment, the licensing, development, manufacture, marketing and distribution of biological reagents and test kits used in biomedical research. For information regarding the revenues and assets associated with the Company's geographic segments, see Note 11 of the Notes to the Company's Consolidated Financial Statements included elsewhere in this filing.

Competition

We are engaged in a segment of the health care products industry that is highly competitive. Our primary competitors include biotechnology companies such as Techne Corporation, BD BioSciences, New England Biolabs, and Invitrogen. Many of our competitors have been involved in the health care industry significantly longer than we have and benefit from greater name recognition. In addition, many of our competitors have greater resources to devote to research and development, sales and marketing and occasionally engage in price cutting measures to achieve leadership in their field. However, we believe that by offering a very broad and complete product line that enables the end user to obtain many products from one source we gain a competitive advantage. In addition, competition in our markets generally focus on the following factors:

- quality
- speed of delivery
- application/customer support
- breadth of product offerings and
- price

Patents and Trademarks

We are currently seeking and intend to seek patent protection on certain proprietary technologies. Although our intent is to protect our interests in select technologies, there is no guarantee that these patents will be granted, or if granted, be effective in fully protecting the use of these technologies. We also seek to protect our interests by treating certain technologies and know-how as trade secrets and by requiring all employees and contractors to execute invention and assignment agreements with us, which include confidentiality provisions.

"PhosphoELISA," "BGB," "Messagescreen," "TAGOImmunologicals," "Cytoscreen," "Primescreen," "Cytosets" and "Flexia" are unregistered product trademarks used for some of our products, but are only of limited importance to our business. "Biofluids" is also a registered trademark we acquired as part of our acquisition of Biofluids in December 1998.

Government and Environmental Regulation

Except as we indicate in the following paragraph, approval by the Food and Drug Administration is not required for the sale of any of our products in the United States because our products are marketed and sold for research use only. Research products are not currently required to comply with the lengthy FDA approval process associated with diagnostic or therapeutic products. In the event we develop products directly for the diagnostic market in the United States, we will be required to obtain FDA approval prior to selling them. This approval, if required, could be time consuming and costly.

Some of our products, however, are used by our customers as raw materials or intermediates in the production of diagnostic products. As such, we received clearance by the State of California and the FDA to manufacture our TAGOImmunologics product line as Analyte Specific Reagents. These reagents are classified as Class I biologics that are manufactured in compliance with the FDA's Quality System Regulation, also known as cGMP. This registration allows us to market these products to clinical laboratories and manufacturers of in vitro diagnostic products.

We believe that we are materially in compliance with the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, and other similar laws of general application.

Our European subsidiary's clinical products are produced in facilities that have achieved ISO 9001 certification, and are eligible to be used in Europe for clinical diagnostics. In all of our markets in which we sell through distributors, our distributors are responsible for compliance with the applicable governmental regulations.

Except as we indicated above, we are not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which we operate, including those governing the handling and disposal of hazardous wastes and other environmental matters. Our research and development activities involve the controlled use of small amounts of hazardous materials, chemical and radioactive compounds. Although we believe that our safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for resulting damages. This liability could have a material adverse effect on us.

Employees

As of March 1, 2003, we employed 296 individuals, 291 of whom were full-time employees. Twenty-one of our employees at that date had doctoral degrees.

None of our employees in the United States is represented by a labor union. As of March 1, 2003, 60 of our 296 employees worked for our Europeon subsidiary in Belgium. As is customary under Belgian labor law, employees of our Belgian subsidiary, BioSource Europe S.A., are represented by two national unions who represent employee interests to the national chemistry industry employer organization. We believe we are in compliance with these Belgium legal restrictions. We consider our current Belgium subsidiary employee and labor relations to be good.

Pursuant to Belgian law, we have in the past been subject to heightened restrictions related to union representation for works councils and safety councils applicable to companies with more than 50 employees. Because we employed less than 50 employees at our Nivelles, Belgian facility in 2000, these heightened restrictions terminated in April 2000. If we employ more than 50 employees as determined under Belgium law, then at the time of the next elections for works councils and safety councils that will occur in 2004, the heightened restrictions for certain employees will again be applicable to us.

ITEM 2. PROPERTIES

In June 1996, the Company secured financing from Heller Financial Corp. in order to partially finance the purchase of its previous corporate headquarters. The original loan principal was $745,000 and was secured by a first trust deed on the property. The loan bore interest at a rate of 9.4% and had a 20-year term. In addition, in

June 1996, the Company obtained a loan from the Small Business Administration in order to partially finance the purchase of the previous corporate headquarters building. The original loan principal was $616,000 and was secured by a second trust deed on the property. The loan bore interest at a rate of 7.6% and had a 20-year term. Payments to both Heller Financial Corp. and the Small Business Administration were guaranteed by the previous chairman of the board of our Company.

In November 2000, the Company completed the sale of its previous corporate headquarters. In conjunction with this sale, the Company paid the remaining $672,100 balance due on the Heller Financial Corp. loan and the remaining $543,600 due on the Small Business Administration loan. As a result of the sale of the building, the Company recognized a loss of $99,300 in 2000, which is shown in other income (expense) in the accompanying consolidated statement of operations.

In March 2000, the Company entered into a lease for a new facility at 542 Flynn Road in Camarillo, California, and relocated its previous offices and laboratories to this new location in July 2000. The new building contains approximately 51,821 square feet and is situated in an industrial park approximately two blocks from the previous corporate headquarters. The lease commenced on May 1, 2000 and runs through June 30, 2005, with the option to continue the lease for two additional five-year terms. Monthly lease payments in 2003 are approximately $31,000. The new facility has several laboratory areas, including molecular biology facilities, a protein purification facility, an oligonucleotide facility, and an assay development and manufacturing facility, as well as ELISA development and manufacturing space and cold storage rooms sufficient to accommodate our current and anticipated future needs.

We lease a facility in Foster City, California, approximately 20 miles south of San Francisco, which consists of approximately 6,600 square feet, of which approximately 6,000 square feet is our oligonucleotide laboratory, under a lease that expires in May 2006. Monthly lease payments in 2003 are approximately $13,700.

We also lease a facility in Hopkinton, Massachusetts, approximately 25 miles west of Boston, which consists of approximately 11,500 square feet, of which approximately 7,000 square feet is laboratory space, under a lease originally expired in April 2001. In February 2001, the Company amended its current lease in Hopkinton, Massachusetts. The amended lease extends the term of the lease for five additional years, through May 2006. Monthly lease payments in 2003 are approximately $11,000.

In January 2002, the Company leased an additional facility in Hopkinton, Massachusetts, which consists of approximately 10,500 square feet, of which approximately 7,000 is laboratory space, under a lease that expires in January, 2007. Monthly lease payments in 2003 are approximately $16,000.

We lease a facility in Rockville, Maryland, which consists of approximately 11,500 square feet of warehouse, manufacturing, and office space, under a lease that expires in May 2004. Monthly lease payments in 2003 are approximately $14,000.

Our European subsidiary leases facilities in Nivelles, Belgium, which consists of approximately 30,000 square feet of manufacturing, laboratory and office space, under a lease that expires in March 2007. Monthly lease payments in 2003 are approximately $19,000.

Additional small sales offices are located in Germany and Holland.

We believe that all of our facilities are in good condition, are adequately covered by insurance and will be adequate for our occupancy needs for the foreseeable future.

The Company's lease commitments for the above referenced properties make up substantially all of the Company's total lease commitments. At December 31, 2002, total future minimum payments under all of the Company's leases are as follows (in thousands):

2003	$ 1,440
2004	1,340
2005	1,048
2006	579
2007	53
Thereafter	--
	$ 4,460

ITEM 3. LEGAL PROCEEDINGS

The Company is involved in various claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not materially affect the financial position, results of operations or liquidity of the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of our security holders during the fourth quarter of our last fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq National Market under the symbol "BIOI." The following table sets forth, for the periods indicated, the high and low closing sales price per share of our common stock as reported on the Nasdaq National Market.

	High	Low
2001 Fiscal Year		
First Quarter	$13.69	$ 6.00
Second Quarter	10.45	6.00
Third Quarter	7.25	5.10
Fourth Quarter	8.30	5.00
2002 Fiscal Year		
First Quarter	$ 8.20	$ 5.19
Second Quarter	6.16	5.86
Third Quarter	6.08	4.89
Fourth Quarter	6.31	5.50
2003 Fiscal Year		
First Quarter, through March 18, 2003	$ 6.95	$ 5.83

On March 18, 2003, the closing sale price of our common stock on the Nasdaq National Market was $6.20. As of March 18, 2003, there were 9,608,005 shares of our common stock outstanding held by approximately 484 holders of record.

On January 10, 2000, the company entered into a securities purchase agreement with Genstar Capital Partners II, L.P. and Stargen II LLC, both of which are accredited investors as such term is defined in Rule 501 of Regulation D of the Securities Act of 1933. Pursuant to this agreement, the Company sold Genstar and Stargen a total of 371,300 shares, including 364,244 to Genstar and 7,056 to Stargen, of our $.001 Series B Redeemable Preferred Stock for $9,000,312 in the aggregate. These shares were convertible into 1,485,200 shares, including 1,456,976 for Genstar and 28,244 to Stargen, of the Company's common stock. In addition, the Company issued Genstar and Stargen warrants to purchase a total of 1,287,000 shares of common stock, including 1,262,542 to Genstar and 24,458 to Stargen, exercisable at $7.77 per share. Under the investor rights agreement among

Genstar, Stargen and the Company, executed in connection with the securities purchase agreement, Genstar and Stargen also have the right to appoint two out of our seven directors to our board of directors as long as they beneficially own, in the aggregate, at least 750,000 shares of common stock, or one director if they beneficially own at least 495,000 shares. Pursuant to the investor rights agreement, Jean-Pierre L. Conte, a Managing Director of Genstar Capital LLC, and Robert J. Weltman, a Vice President of Genstar Capital LLC were appointed to our board of directors. Genstar and Stargen also have the right of first refusal to purchase additional shares and the right to require us to register the shares of our common stock underlying the preferred stock and the warrants. The consummation of the securities purchase agreement, including the issuance of the shares of Series B Preferred Stock and the warrants, occurred on February 15, 2000.

The Series B Redeemable Preferred Stock had an initial aggregate liquidation value of $9,000,312. The Series B Redeemable Preferred Stock shares were entitled to receive dividends at an annual rate of 8% of the original issue price. Unless all dividends on the outstanding Series B Redeemable Preferred Stock shares were paid, no dividends or other distributions were to be paid to Common Stock shareholders. The Series B Redeemable Preferred Stock shareholders had liquidation preference to the Common Stock shareholders. On September 20, 2000, pursuant to the terms of the Certificate of Designation of Preferences Rights and Limitations of our Series B Redeemable Preferred Stock and $432,400 of redeemable preferred dividends were converted into 1,556,574 common shares at $6.06 per common share or $9,432,700. Total non-cash preferred stock dividends and effects of beneficial conversion related to the preferred stock totaled $3,853,300.

In connection with the issuance of Series B Redeemable Preferred Stock the holders received detachable stock purchase warrants. In addition, the holders received a beneficial conversion with an estimated fair value of $995,100. The warrants are exchangeable for 1,287,000 shares of Common Stock at an exercise price of $7.77 per share. The Company allocated the net proceeds of $8,415,200 based on the relative fair value of the warrants ($1,840,700), the Series B Redeemable Preferred Stock ($5,579,400) and the beneficial conversion ($995,100). The book value of the Series B Redeemable Preferred Stock of $5,579,400 accreted to its liquidation value by $995,100 related to the beneficial conversion feature and $1,840,700 upon conversion.

The Company entered into a Securities Purchase Agreement, effective as of August 9, 2000 with Genstar Capital partners II L.P, pursuant to which Genstar agreed to purchase from the Company 300,000 shares of common stock at $15.00 per share. Genstar subsequently assigned its rights to purchase 30,000 of these shares to Jean-Pierre L. Conte and 3,333 of the shares to Robert Weltman. Both Mr. Conte and Mr. Weltman currently serve on the Company's Board of directors. Genstar assigned its right to purchase another 33,334 of these shares to certain other individuals affiliated with Genstar. The Company also entered into a Securities Purchase Agreement, effective as of August 9, 2000, with Russell D. Hays, former President and Chief Executive Officer of the Company, pursuant to which Mr. Hays agreed to purchase 40,000 shares of the Company's common stock at $15.00 per share. The Company also entered into a Securities Purchase agreement, effective as of August 9, 2000, pursuant to which George Uveges, former Chief Operating Officer of the Company agreed to purchase 11,428 shares of the company's common stock at $21.875 per share. The closing of each of these transactions occurred on September 28, 2000. These transactions were exempt from registration under Rule 506 of Regulation D of the Securities Act of 1933, and all of the purchasers in these transactions are accredited investors as that term is defined in Rule 501 of Regulation D.

In January 2000, the Company's Board of Directors approved the 2000 BioSource International, Inc. non-qualified stock option plan (the "2000 Plan"). Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant. See note 8 of the accompanying audited consolidated financial statements.

Equity Compensation Plan Information - The following table sets forth certain information regarding the Company's equity compensation plans as of December 31, 2002.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available or future issuance under equity compensation plans
Equity compensation plans approved by security holders	677,484	$4.58	117,009
Equity compensation plans not approved by security holders	2,929,991 (1)	$7.59	834,409
Total...	3,607,475	$7.03	951,418

(1) Includes 1,287,000 warrants pursuant to a securities purchase agreement dated January 10, 2000 with Genstar Capital Partners II L.P. and Stargen II LLC.

In January 2000, the compensation committee of the Company's Board of Directors approved the 2000 BioSource International, Inc. Non-Qualified Stock option Plan (the "2000 Plan"). The 2000 Plan was not approved by shareholders of the Company. Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant. Stock options outstanding under the 2000 Plan as of December 31, 2002 were 1,642,991.

The Company also has stock option agreements that are outside the 2002 Plan and the Company's 1993 Stock Option Plan. Those agreements are only for the purchase of non-qualified stock options.

The Compensation Committee of our Board of Directors currently administers our stock option plans.

DIVIDEND POLICY

BioSource has never paid cash dividends on its common stock and does not currently anticipate that it will do so in the foreseeable future. The Company plans to retain earnings to finance our operations.

ITEM 6. SELECTED FINANCIAL DATA

The selected data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of each of the years in the five-year period ended December 31, 2002, are derived from the audited consolidated financial statements of the Company. The following selected data should be read in conjunction with the Company's consolidated financial statements and notes thereto, as well as the section included herein entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Years ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 40,055	$ 35,175	$ 32,210	$ 29,257	$ 21,859
Cost of sales	17,689	15,540	13,600	11,071	13,189
Gross profit	22,366	19,635	18,610	18,186	8,670
Operating expenses:					
Research and development	6,187	3,986	3,575	3,315	2,648
Sales and marketing	8,339	7,395	5,682	4,737	4,338
General and administrative	5,916	6,945	9,071	4,460	4,469
Purchased in-process technology	--	--	--	--	4,222
Amortization of intangibles	641	1,098	1,093	1,061	95
Operating income (loss)	1,283	211	(811)	4,613	(7,102)
Interest and other income (expense), net	123	460	72	(1,016)	432
Income (loss) before income tax expense (benefit)	1,406	671	(739)	3,597	(6,670)
Income tax expense (benefit)	11	(70)	(573)	20	(1,534)
Income (loss) before redeemable preferred stock dividend and beneficial conversion	1,395	741	(166)	3,577	(5,136)
Redeemable preferred stock dividend and accretion of beneficial conversion feature	--	--	(3,853)	--	--
Income (loss) before cumulative effect of accounting change	1,395	741	(4,019)	3,577	(5,136)
Cumulative effect of accounting change (net of applicable income taxes of $1,500)	(2,447)	--	--	--	--
Net income (loss) available to common shareholders	$ (1,052)	$ 741	$ (4,019)	$ 3,577	$ (5,136)
Net income (loss) per share:					
Basic	$ (0.10)	$ 0.07	$ (0.47)	$ 0.49	$ (0.68)
Diluted	$ (0.11)	$ 0.07	$ (0.47)	$ 0.46	$ (0.68)
Shares used to compute per share amounts:					
Basic	9,787	10,398	8,584	7,235	7,509
Diluted	10,189	10,965	8,584	7,833	7,509

	As of December 31,				
	2002	2001	2000	1999	1998
	(in thousands)				
Consolidated Balance Sheet Data:					
Current assets	$23,389	$24,963	$26,420	$18,325	$18,278
Total assets	46,506	49,841	50,364	40,222	41,400
Current liabilities	6,793	5,963	6,318	7,340	10,039
Long term debt, less current portion	--	--	--	11,459	13,666
Total stockholders' equity	39,713	43,878	44,046	21,422	17,696

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OVERVIEW

Our company develops, manufactures, markets and distributes products and services that are widely used in biomedical research. Our products and services enable scientists to better understand the biochemistry, immunology and cell biology of the human body, aging and certain diseases such as cancer, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases. The Company has a wide variety of products, including immunoassay and ELISA test kits, immunological reagents, including bioactive proteins (cytokines, growth factors and adhesion molecules), oligonucleotides, and monoclonal and polyclonal antibodies. The Company also manufactures and markets custom oligonucleotides, peptides and antibodies to the specifications of our customers. We use recombinant DNA technology to produce cytokines and other proteins. We have registered our analyte specific reagents with the FDA and have received a license to sell these products as Class I Medical Devices. We market these products to in vitro diagnostic manufacturers and clinical reference laboratories as "active ingredients" in the tests they produce to identify various specific diseases or conditions. In order to market these products as medical devices, we are required to be in compliance with the FDA's Current Good Manufacturing Practices and Regulations. We believe we offer a unique combination of technological, production, and research and development skills resulting in a full spectrum of products and services for the worldwide pharmaceutical and biotechnology industries.

BioSource was originally incorporated as a California corporation in October 1989, and was reincorporated as a Delaware corporation in May 1993 in connection with the acquisition of TAGO Immunologicals, Inc., a manufacturer of immunological reagents derived from antibodies produced in goats and other animals. In November 1995, we acquired Keystone Laboratories, Inc., a manufacturer of oligonucleotides. In June 1996, we acquired assets and assumed selected liabilities of Medgenix Diagnostics, S.A. located in Fleurus, Belgium. The Medgenix assets consisted of diagnostic and research assay kits, and included manufacturing and distribution facilities, research and development laboratories, customer accounts and an existing employee base. In December 1998, BioSource acquired Quality Controlled Biochemicals, Inc., a manufacturer of peptides and antibodies. In December 1998, we also acquired substantially all the assets and selected liabilities of Biofluids, Inc., a manufacturer of serum, buffers and media.

The Company currently manufactures products for inventory and ships products shortly after receipt of orders and anticipates that it will continue to do so in the future. Accordingly, the Company has not developed a significant backlog of products and does not anticipate it will develop a material backlog of products in the future.

The following discussion should be read in conjunction with our consolidated financial statements provided under Part II, Item 8 of this annual report on Form 10-K. Certain statements contained herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, as discussed more fully herein.

The forward-looking information set forth in this annual report on Form 10-K is as of March 24, 2003, and the Company undertakes no duty to update this information. Should events occur subsequent to March 24, 2003 that make it necessary to update the forward-looking information contained in this Form 10-K, the updated forward-looking information will be filed with the Securities and Exchange Commission in a quarterly report on Form 10-Q or as an earnings release included as an exhibit to a Form 8-K, each of which will be available at the Securities and Exchange Commission's website at www.sec.gov. More information about potential factors that could affect our business and financial results is included in the section entitled "Risk Factors" beginning on page 26 of this Form 10-K.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Specifically, management must make estimates in the following areas:

Allowance for doubtful accounts. The Company has $6,418,000 in gross trade accounts receivable and $261,000 in allowance for doubtful accounts on the consolidated balance sheet at December 31, 2002. The Company has procedures in place to adequately review the credit worthiness of new customers and also to properly review orders from existing customers to determine if a change in credit terms is warranted. A review of our allowance for doubtful accounts is done timely and consistently throughout the year. As of December 31, 2002, the Company believes its allowance for doubtful accounts is fairly stated. The Company does have accounts receivable amounts from certain customers as of December 31, 2002 that if their financial condition changed and a significant allowance needed to be created, could have a material adverse effect on the Company's financial results for 2003.

Inventory adjustments. The Company reviews the components of our inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The manufacturing process for antibodies has and may continue to produce quantities substantially in excess of forecasted usage, if any, and anticipated antibody sales volumes are highly uncertain and realization of individual product cost may not occur. As a result, the Company reserves its entire manufactured antibody inventory at 100% of its value. As of December 31, 2002, the Company had $4,633,000 of manufactured antibodies in its inventory and a reserve for these antibodies totaling $4,633,000. The Company will continue to monitor its antibody inventory and the continued need for a 100% reserve. Additionally, material inventory write-downs in our inventory can occur if competitive conditions or new product introductions by our customers or us vary from our current expectations.

Deferred tax assets and deferred income taxes. The Company has $10,683,000 in deferred income tax assets on its consolidated balance sheet as of December 31, 2002. See note 10 to the consolidated financial statements included in this Form 10-K for a listing of the specific components. As of December 31, 2002, no valuation allowance has been set up to offset any of the deferred tax assets. The ability to realize these deferred tax assets depends entirely on the Company generating taxable income in the future. The Company has used historical information as well as a projected financial outlook to project taxable income amounts. The Company believes it is more likely than not that they will be able to realize these benefits in the future. A material change in our expected realization of these assets would occur if the ability to deduct tax loss carryforwards against future taxable income is altered. If our projections involving tax planning and operating strategies do not materialize or if significant changes in tax laws occur within the various tax jurisdictions in which we operate, we would have to set up a valuation allowance against our deferred tax assets that could materially effect our tax expense and our financial results.

The Company believes the following critical accounting policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

Revenue Recognition. The Company's revenue is generated from the sale of products primarily manufactured internally. The Company does have a small amount of products that are sold on an outside equipment ("OEM") basis. The Company sells standard and custom products directly to end users and distributors and recognizes revenue upon transfer of title to the customer, which occurs upon shipment. General sales and payment terms to distributors are similar to those granted to end user customers. Certain end user customers prepay for product and request shipment of the product at future dates, primarily sera or media products. The Company records deferred revenue until such time as a product is shipped to a customer. Approximately 22% of the Company's 2002 net sales were to distributors. The Company's distribution agreements do not provide a general right of return. The amount of the Company's inventory held by distributors is not believed to be substantial.

The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition," ("SAB 101") provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company believes that its revenue recognition policy is consistent with this guidance and in accordance with generally accepted accounting principles. We do not anticipate any changes to our revenue recognition and shipping policies in the future.

Long-Lived Assets. In October, 2001 the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The standard is effective for fiscal years beginning after December 15, 2001. It is our policy, and in accordance with SFAS No. 144, to account for long-lived assets, including intangibles, at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this-review indicates that long-lived assets will not be recoverable, as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets would be reduced to its estimated fair value based on discounted cash flows. As a result, the Company has determined that its long-lived assets are not impaired as of December 31, 2002 and 2001.

Goodwill. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $641,000, $1,098,000, and $1,093,000, for fiscal years ended December 31, 2002, 2001, and 2000, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." The Company used the present value method for determining the fair value of its reporting units. In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of all of the goodwill related to the acquisition of Quality Controlled Biochemicals ("QCB") and Biofluids in December 1998. In the third quarter of 2002, the Company received cash proceeds of $800,000 in an arbitration settlement related to its 1998 acquisition of QCB. This recovery, shown net of legal fees and applicable income taxes, totals $423,000 and is shown as a cumulative effect of a change in accounting principle for the three months ended September 30, 2002. The net impairment charge for goodwill resulting from the adoption of FAS 142 for the year ended December 31, 2002 is $2,447,000 and is shown in the accompanying condensed consolidated statement of operations as a cumulative effect of an accounting change.

The Company reviewed its remaining goodwill for impairment in the third quarter of 2002 and determined that the carrying value was not impaired. Accordingly, the Company continues to carry the goodwill related to its 1996 acquisition of certain assets and assumed liabilities of Medgenix Diagnostics, SA, now BioSource Europe, S.A., a wholly-owned subsidiary of the Company, on its Consolidated Balance Sheets.

Consolidated Results of Operations

The selected data presented below under the caption "Consolidated Statement of Operations Data Presented as a Percentage of Sales" for each of the years ended December 31, 2002, 2001 and 2000 are derived from the audited consolidated financial statements of the Company. The following selected data should be read in conjunction with the Company's consolidated financial statements and notes thereto, as well as the data and information included herein entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Consolidated Statement of Operations Data Presented as a Percentage of Sales	**Years Ended December 31, 2002**	**2001**	**2000**
Net sales	100%	100%	100%
Cost of sales	44%	44%	42%
Gross profit	56%	56%	58%
Operating expenses:			
Research and development	15%	11%	11%
Sales and marketing	21%	21%	18%
General and administrative	15%	20%	28%
Amortization of intangibles	2%	3%	3%
Total operating expenses	53%	55%	61%
Operating income (loss)	3%	1%	-3%
Interest income	0%	1%	1%
Interest expense	0%	0%	-1%
Other income, net	0%	0%	0%
Income (loss) before income tax (benefit)	4%	2%	-3%
Income tax expense (benefit)	0%	0%	-2%
Income (loss) before redeemable preferred stock dividend and beneficial conversion	3%	2%	-1%
Redeemable preferred stock dividend and accretion of beneficial conversion	0%	0%	-12%
Income (loss) before cumulative effect of accounting change	3%	0%	-13%
Cumulative effect of accounting change	-6%	0%	0%
Net income (loss) available to common stockholders	-3%	2%	-13%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Sales. Net sales for the twelve months ended December 31, 2002 were $40,055,000, an increase of $4,880,000, or 14%, (13% after eliminating the $476,000 positive impact of foreign exchange) compared to net sales for the twelve months ended December 31, 2001. North America sales, which represented 61% of consolidated net sales in 2002, grew $2,243,000 or 10% as compared to the twelve months ended December 31, 2001. European sales, which represent 27% of consolidated net sales in 2002, grew $2,090,000 or 24% (18% in local currency), as compared to the comparable prior year period. Sales in Japan and the rest of the world, representing 12% of consolidated net sales, increased 13% compared to 2001. North American sales grew 10% primarily due to an increase in sales of assays, proteins, serum and media and signal transduction antibodies. European sales grew 18% in local currency primarily due to assays, proteins, antibodies and diagnostic products. Sales in Japan and the rest of the world grew 13% primarily due to a full year distributor agreement in place with our Japanese distributor and continued penetration of products into countries outside of Europe and North America.

Gross Profit. Gross profit for the year ended December 31, 2002 was $22,366,000, resulting in a gross margin of 56%, compared to a gross profit of $19,635,000, and a gross margin of 56% for the year ended December 31, 2001. The Company's margins remained constant in part due to the continued investment in production and planning related areas within the Company. The Company's 2002 consolidated margin of 56% was impacted by lower oligonucleotides sales in 2002 compared to 2001. These lower sales resulted in excess fixed costs being charged directly to cost of sales. The Company expects its consolidated margins to begin increasing slightly in 2003.

Research and Development. Research and development expense for the twelve months ended December 31, 2002 and 2001 were $6,187,000 and $3,986,000 and represented 15% and 11% of sales respectively. The increase in research and development expenses for the twelve months ended December 31, 2002 when compared to the comparable prior year period reflects the Company's investment in additional personnel and materials in the cytokine and signal transduction research areas with the goal of producing additional novel and proprietary products. The Company incrementally hired 18 additional research and development personnel during 2002 and more than doubled its core product introduction rate from 2001 to 2002. The company expects its R & D spending in 2003 to represent approximately 16% of sales.

Sales and Marketing. Sales and marketing expenses were $8,339,000 for the twelve months ended December 31, 2002 and $7,395,000 for the twelve months ended December 31, 2001, representing 21% of sales for each of the years 2002 and 2001. In the twelve months ended December 31, 2002, the Company's sales and marketing expenses in personnel and marketing programs increased $806,000 from the comparable prior year period. During 2002, the Company incrementally hired 8 additional employees in sales and marketing, including people in our technical service and sales departments.

General and Administrative. General and administrative expenses were $5,916,000 and $6,945,000 for the years ended December 31, 2002 and 2001, representing 15% and 20% of sales for each of the years 2002 and 2001, respectively. This represents a decrease of $1,029,000, or 15% in 2002 compared to 2001. Excluding $1,406,000 of net general and administrative charges in 2001 that were related to non-recurring employee and legal matters, the Company decreased its general and administrative expenses, as a percentage of sales, from 16% for the year ended December 31, 2001 to 15% for the year ended December 31, 2002. For 2003, we project our general and administrative expenses, as a percentage of sales to be approximately 14%.

Amortization of Intangibles. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 142, "Accounting For Goodwill and Other Intangible Assets." The amortization of goodwill and intangible assets was approximately $641,000 and $1,098,000 for the years ended December 31, 2002 and 2001, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 142 "Goodwill and Other Intangible Assets." See discussion in the cumulative effect of accounting change section below.

Interest Income. Interest income was $113,000 in 2002 compared to $376,000 in 2001. This interest income was derived from the interest income on cash invested in short-term securities. The decrease in interest income was the result of lower cash amounts invested in short-term interest bearing accounts in 2002 compared to 2001 and lower average short-term interest rates in 2002 compared to 2001.

Other Income, Net. Other income, net was $10,000 in 2002 compared to $86,000 in 2001. The net other income in 2002 and 2001 consisted primarily from gains realized on foreign currency transactions.

Income Tax Expense (Benefit). The effective tax rate for the twelve months ending December 31, 2002 and 2001 was 1% and (10%) respectively. The Company is benefiting from R & D and other tax credits which when applied to income levels for the periods presented is resulting in effective tax rates lower than the current applicable federal and state statutory rates. In the fourth quarter of 2002, the Company elected to utilize the Extraterritorial Income Exclusion ("EIE") federal tax credit, which, along with other tax credits, reduced its effective tax rate for 2002 to 1%. The Company expects its effective tax rate to increase to approximately 22% to 26% in 2003.

Cumulative Effect of Accounting Change. In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $641,000, $1,098,000, and $1,093,000, for fiscal years ended December 31, 2002, 2001, and 2000, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of all of the goodwill related to the acquisition of Quality Controlled Biochemicals ("QCB") and Biofluids in December 1998. In the third quarter of 2002, the Company received cash proceeds of $800,000 in an arbitration settlement related to its 1998 acquisition of QCB. This recovery, shown net of legal fees and applicable income taxes, totals $423,000 and is shown as a cumulative effect of a change in accounting principle for the three months ended September 30, 2002. The net impairment charge for goodwill resulting from the adoption of FAS 142 for the year ended December 31, 2002 is $2,447,000 and is shown in the accompanying condensed consolidated statement of operations as a cumulative effect of an accounting change. The Company continues to amortize the goodwill related to its 1996 acquisition of certain assets and assumed liabilities of Medgenix Diagnostics, SA, now BioSource Europe, S.A., a wholly-owned subsidiary of the Company.

Year Ended December 31, 2001 Compared to Year Ended December 2000

Net Sales. Net sales were $35,175,000 in 2001 compared to $32,210,000 in 2000, an increase of $2,965,000 or 9%. North American sales, which represented 63% of consolidated net sales in 2001, grew $2,734,000 or 14% for the year, while European sales, which represent 25% of consolidated net sales in 2001, increased $662,000 or 8%. Sales from the rest of the world, representing 12% of total consolidated net sales in 2001 decreased $431,000 or 9% over the prior year. North American sales grew due to an increased number of sales personnel and increased spending on marketing programs in 2001 compared to 2000 which resulted in increased sales of oligonucleotides, proteins, peptides and products related to signal transduction. In local currency, European sales in 2001 grew $933,000 or 11% compared to the prior year. European sales grew primarily due to increased sales in assays and signal transduction products. Sales in the rest of the world decreased from 2000 to 2001 due to the transition to a new major distributor in the first quarter of 2001 and to a delayed renegotiation of a distributor agreement in Japan.

Gross Profit. Gross profit for the year ended December 31, 2001 was $19,635,000, resulting in a gross margin of 56%, compared to a gross profit of $18,610,000, and a gross margin of 58% for the year ended December 31, 2000. The decrease in gross margin for the year ended December 31, 2001 was due in part to the Company's relocation of its primary manufacturing and corporate headquarters in May of 2000, moving from a previously owned 29,000 square foot building to a leased 52,000 square foot building causing the 2001 gross margin to be affected by a full year of higher on-going costs in the new facility compared to seven months of higher on-going costs in 2000. Also, our serum and media gross margin, which represented approximately 5% of our 2001 gross margin, was negatively impacted by increased raw material costs due to a lower supply of certain material in 2001 compared to 2000 which contributed to the lower gross margins in 2001 compared to 2000. In addition, the product mix of sales in 2001 compared to 2000 contributed to our gross margin reduction. Oligonucleotides, as a percentage of total sales increased slightly from 2000 to 2001 and traditionally had lower margins than assays, which represented the largest portion of our sales and generated a higher margin. New oligonuceotide products are now being discovered, manufactured and accepted by customers that produce higher margins than traditional oligonuceotides.

Research and Development. Research and development expense for the year ended December 31, 2001 was $3,986,000 compared to $3,575,000 for the year ended December 31, 2000, an increase of $411,000 or 11%. As a percentage of net sales, research and development expense was 11% for each of the years ended December 31, 2001 and 2000. The Company introduced over 300 new products in 2001 compared to over 400 new products in 2000 and had 39 research scientists as of December 31, 2001 and 2000.

Sales and Marketing. Sales and marketing expense was $7,395,000 for the year ended December 31, 2001 and $5,682,000 for the year ended December 31, 2000, an increase of $1,713,000 or 30%. As a percentage of net sales, this represents 21% and 18% of net sales for each of the years ended December 31, 2001 and 2000, respectively. This increase was primarily attributable to $1,169,000 in increased salary and related sales expenses, including commissions and travel expenses, due to an increased number of salesmen and two new sales and marketing executives hired in November 2000 and $330,000 of increased advertising and promotional expenses.

General and Administrative. General and administrative expense was $6,945,000 and $9,071,000 for the years ended December 31, 2001 and 2000, respectively. This represented a decrease of $2,126,000, or 23% in 2001 compared to 2000. There were $4,256,000 of charges incurred in 2000 that were not incurred in 2001 including (i) a non-cash stock compensation charge of $946,000 related to the hiring of a former Chief Executive Officer and Chief Operating Officer in September 2000; (ii) $1.3 million of severance costs including the retirement of the Company's previous Chief Executive and Chief Operating Officers; (iii) $745,000 of professional fees related to abandoned acquisitions work and legal cost related to an employee termination suit; (iv) $534,000 related to the transition to a new senior management team; (v) $523,000 related to the withdrawal of the Company's follow on stock offering; (vi) $120,000 increase in the reserve for bad debt and allowances and (vii) a reserve of $88,000 for a customer dispute. These charges were offset by charges totaling $2,006,000 incurred in 2001 that were not incurred in 2000 including $1,406,000 in legal expenses related to an employee termination, $600,000 of charges primarily related to an employee termination and relocation and recruiting fees. The $1,406,000 of legal expenses described above includes a $275,000 charge for payment related to the settlement of the litigation in January 2002. SG&A expenses before the $4,256,000 in charges described above occurring in 2000 and the $2,006,000 of charges described above occurring in 2001 were $124,000 higher, or 3% for the twelve months ended December 31, 2001 as compared to 2000.

Amortization of Intangibles. Amortization of intangible assets was $1,098,000 in 2001 and $1,093,000 in 2000. These amounts represented amortization of intangible assets acquired primarily in connection with the acquisitions of QCB and Biofluids in December 1998. On January 1, 2002, the company adopted SFAS No. 141 "Accounting for Business Combinations" and SFAS No. 142 "Accounting for Goodwill and Other Intangible Assets." The impairment charge for goodwill or intangible assets deemed to have an indefinite useful life resulting from the adoption of SFAS 142 would be non-operational in nature and reflected as a cumulative effect of an accounting change net of the related tax impact in the period in which SFAS is adopted. The adoption of SFAS 142 will also result in amortization of intangible assets no longer being amortized over a specific period of time, but evaluated on a periodic basis and adjusted for any impairment, when appropriate.

Interest Income. Interest income was $376,000 in 2001 compared to $266,000 in 2000. This interest income was derived from the interest income on cash invested in short-term securities.

Interest Expense. Interest expense was $2,000 in 2001 and $302,000 in 2000. Interest expense in 2000 was related to the interest expense on the notes used to finance the acquisition of QCB and Biofluids in December 1998. These notes were paid in full in May 2000.

Other Income and (Expense) Net. Other income, net was $86,000 in 2001 compared to $108,000 in 2000. The net other income in 2001 and 2000 consisted primarily from gains realized on foreign currency transactions.

Income Tax Benefit. Income tax benefit was $70,000 in 2001 and $573,000 in 2000. The income tax benefits in 2001 and 2000 were the result of tax benefits from research and experimentation and other permanent tax credits.

Redeemable Preferred Stock Dividend and Accretion of Beneficial Conversion. With the conversion of preferred stock into common stock in September of 2000, the Company incurred a $3,853,000 charge for non-cash preferred stock dividends and accretion related to a beneficial conversion feature for the year ended December 31, 2000. The Company did not incur any similar charge in 2001 and does not expect any similar charges in 2002 or subsequent years.

Quarterly Results

The following table sets forth various unaudited statement of operations data for the last eight quarters, which has been prepared on the same basis as the annual information and, in management's opinion, includes all adjustments necessary to present fairly the information for each of the quarters below.

	Dec. 31, 2002	Sept. 30, 2002	June 30, 2002	March 31, 2002	Dec. 31, 2001	Sept. 30, 2001	June 30, 2001	March 31, 2001
				(in thousands)				
Net Sales	$ 9,881	$ 10,101	$ 10,292	$ 9,781	$ 9,171	$ 8,587	$ 8,760	$ 8,657
Cost of goods sold	4,580	4,365	4,548	4,196	4,143	3,761	3,678	3,958
Gross profit	5,301	5,736	5,744	5,585	5,028	4,826	5,082	4,699
Research and development	1,825	1,557	1,512	1,293	1,056	1,051	925	954
Sales and marketing	2,100	1,961	2,013	2,266	1,843	1,806	1,824	1,922
General and administrative	1,590	1,394	1,471	1,460	2,028	1,751	1,360	1,807
Amortization of intangibles	160	160	160	160	274	275	275	275
Income (loss) from operations	(374)	664	588	406	(173)	(57)	699	(258)
Interest income, net	31	21	20	40	45	85	107	137
Other income (expense), net	19	(8)	(31)	30	39	(28)	26	49
Income (loss) before income taxes (benefit)	(324)	677	577	476	(89)	--	832	(72)
Income tax expense (benefit)	(370)	149	127	105	(40)	(266)	258	(22)
Income (loss) before cumulative effect of accounting change	46	528	450	371	(49)	266	574	(50)
Cumulative effect of change in accounting change	--	423	--	(2,870)	--	--	--	--
Net income (loss) available to common shareholders	$ 46	$ 951	$ 450	$ (2,499)	$ (49)	$ 266	$ 574	$ (50)
Net income (loss) per diluted share	$ (0.00)	$ 0.090	$ 0.04	$ (0.23)	$ (0.00)	$ 0.02	$ 0.05	$ (0.00)
Diluted shares used to compute per share amounts	10,052	10,029	10,101	10,727	10,931	10,868	10,964	11,374

Liquidity and Capital Resources

Cash and cash equivalents as of December 31, 2002 of $5,941,000 decreased by $3,530,000, or 37%, from $9,471,000 at December 31, 2001. The decrease in cash was due primarily to $3,749,000 provided by operating activities offset by $3,481,000 and $4,320,000 used in investing and financing activities, respectively.

Net cash of $3,749,000 was provided by operating activities in 2002. Working capital, which is the excess of current assets over current liabilities, was $16,596,000 at December 31, 2002 as compared to $19,000,000 at December 31, 2001 representing a decrease of $2,404,000 or 13%. The $3,749,000 of cash provided from operations was derived primarily from $1,395,000 of income before redeemable preferred stock dividend and beneficial conversion and $2,404,000 from the change in working capital from December 31, 2002 and December 31, 2001.

Net cash used in investing activities in 2002 was $3,481,000 and was entirely related to capital expenditures, which were primarily for the purchase of laboratory and manufacturing equipment. The Company anticipates capital spending in 2003 to be at lower levels then incurred in 2002.

Net cash used in financing activities in 2002 was $4,320,000 of which $291,000 was provided from the exercise of employee stock options and $4,611,000 was used in the repurchase of the Company's common stock pursuant to a stock repurchase program effective October 30, 2001. The repurchase program allows for spending up to $5,000,000 on the repurchase of the Company's common stock. In July of 2002, the Board approved an additional $5,000,000 in spending for the repurchase program, bringing the total spending limit to $10,000,000. Through March 7, 2003, the Company had spent a total $5,800,000 and may continue to repurchase its common stock until the $10,000,000 limit is used.

On February 15, 2000, the Company issued 371,300 shares of $0.001 par value Series B Redeemable Preferred Stock and received net proceeds of $8,415,200. These funds were used to reduce the Company's notes payable related to the acquisitions of QCB and Biofluids in December 1998.

On September 18, 2000, two former executives of the Company invested a total of $850,000 in the Company, acquiring 51,400 shares of common stock. Additionally, on September 18, 2000, a major shareholder invested an additional $4,468,700, net of expenses, into the Company acquiring 300,000 shares of common stock.

In the year ended December 31, 2002, the Company received $291,000 from the issuance of common stock related to the exercise of stock options.

The Company has never paid dividends on common stock and has no plans to do so in fiscal 2003. Our earnings will be retained for reinvestment in the business.

The Company has entered into various leases involving facility properties, copiers and automobiles. Lease expense for 2003 will be approximately $1,340,000.

At December 31, 2002, total future minimum payments under all of the Company's leases are as follows (in thousands):

2002	$ 1,340
2003	1,260
2004	1,064
2005	810
2006	484
Thereafter	36
	$ 4,994

The Company expects to be able to meet its future cash and working capital requirements for operations and capital additions through currently available funds and cash generated from operations. As of March 1, 2003, the Company does not have a line of credit. However, the Company may raise additional capital or secure debt financing from time to time to take advantage of favorable conditions in the market or in connection with our corporate development activities.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 does not have a material impact on the financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken to issue a guarantee. This liability would be recorded at the inception of the guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 does not have a material impact on the financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or when the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of FIN No. 46 will not have a material impact on the financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial statements.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this report before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following events or outcomes actually occur, our business, operating results and financial condition would likely suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of the money you paid to purchase our common stock.Risks Related to Our Business

Failure to manage our growth and expansion could impair our business.

The Company historically has sought, and will continue to seek, to increase our sales and profitability primarily through the acquisition or internal development of new product lines, additional customers and new businesses. Our historical revenue growth is primarily attributable to our acquisitions and new product development and, to a lesser extent, to increased revenues from our existing products. We expect that future acquisitions, if successfully consummated, will create increased working capital requirements, which will likely precede by several months any material contribution of an acquisition to our net income. Our ability to achieve our expansion objectives and to manage our growth effectively and profitably depends upon a variety of factors, including:

- our ability to internally develop new products;
- our ability to make profitable acquisitions;
- integration of new facilities into existing operations;
- hiring, training and retention of qualified personnel;
- establishment of new relationships or expansion of existing relationships with customers and suppliers; and
- availability of capital.

In addition, the implementation of our growth strategy will place significant strain on our administrative, operational and financial resources and increased demands on our financial systems and controls. Our ability to manage our growth successfully will require us to continue to improve and expand these resources, systems and controls. If our management is unable to manage growth effectively, our operating results could be adversely affected. Moreover, there can be no assurance that our historic rate of growth will continue, that we will continue to successfully expand or that growth or expansion will result in profitability.

We cannot guarantee that our future acquisitions will be successful.

The Company competes for acquisition and expansion opportunities with companies which have significantly greater financial and management resources than us. There can be no assurance that suitable acquisition or investment opportunities will be identified, that any of these transactions can be consummated, or that, if acquired, these new businesses can be integrated successfully and profitably into our operations. These acquisitions and investments may also require a significant allocation of resources, which will reduce our ability to focus on the other portions of our business, including many of the factors listed in the prior risk factor.

Reduction or delays in research and development budgets and in government funding may negatively impact our sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to numerous factors that are outside our control and are difficult to predict, including changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

A significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

Many of our customers receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

We rely on raw materials and specialized equipment for our manufacturing, which we may not always be able to obtain on favorable terms.

Our manufacturing process relies on the continued availability of high-quality raw materials and specialized equipment. It is possible that a change in vendors, or in the quality of the raw materials supplied to us, could have an adverse impact on our manufacturing process and, ultimately, on the sale of our finished products. We have from time to time experienced a disruption in the quality or availability of key raw materials, which has created minor delays in our ability to fill orders for specific test kits. This could occur again in the future, resulting in significant delays, and could have a detrimental impact on the sale of our products and our results of operations. In addition, we rely on highly specialized manufacturing equipment that if damaged or disabled could adversely affect our ability to manufacture our products and therefore negatively impact our business. We rely on the timely transport of raw materials. Any disruption in transportation systems could have an adverse impact on our ability to manufacture and supply products.

Our ability to raise the capital necessary to expand our business is uncertain.

In the future, in order to expand our business through internal development or acquisitions, we may need to raise substantial additional funds through equity or debt financings, research and development financings or collaborative relationships. However, this additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

Our research and development efforts for new products may be unsuccessful.

We incur significant research and development expenses to develop new products and technologies. There can be no assurance that any of these products or technologies will be successfully developed or that if developed, will be commercially successful. In the event that we are unable to develop commercialized products from our research and development efforts or we are unable or unwilling to allocate amounts beyond our currently anticipated research and development investment, we could lose our entire investment in these new products and technologies. Any failure to translate research and development expenditures into successful new product introductions could have an adverse effect on our business.

Failure to license new technologies could impair our new product development.

Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to sometimes license technologies from others rather than depending exclusively on our own employees. As a result, we believe our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

In addition, from time to time we are notified or become aware of patents held by third parties that are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from these third parties or discontinue the products. There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. If we lose the rights to patented technology, we may need to discontinue selling certain products or redesign our products, and we may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products. Our licenses typically subject us to various commercialization, sublicensing, minimum payment, and other obligations. If we fail to comply with these requirements, we could lose important rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We do not always receive significant indemnification from a licensor against third party claims of intellectual property infringement.

We are currently in the process of negotiating several of these licenses and expect that we will also negotiate these types of licenses in the future. There can be no assurances that we will be able to negotiate these licenses on favorable terms, or at all.

Our future success depends on the timely introduction of new products and the acceptance of these new products in the marketplace.

Our ability to gain access to technologies needed for new products and services also depends in part on our ability to convince licensors that we can successfully commercialize their inventions. We cannot assure that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

If we fail to introduce new products, or our new products are not accepted by potential customers, we may lose market share.

Rapid technological change and frequent new product introductions are typical for the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and then are reluctant to switch. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

In the past we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

- availability, quality and price relative to competitive products;
- the timing of introduction of the product relative to competitive products;
- customers' opinion of the products utility;
- ease of use;
- consistency with prior practices;
- scientists' opinion of the product's usefulness;
- citation of the product in published research; and
- general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, operating results and financial condition.

The development, introduction and marketing of innovative products in our rapidly evolving markets will require significant sustained investment. We cannot assure their cash from operations or other sources will be sufficient to meet these ongoing requirements.

Failure to attract and retain qualified scientific or production personnel or loss of key management or key personnel could hurt our business.

Recruiting and retaining qualified scientific and production personnel to perform research and development work and product manufacturing is critical to our success. Because the industry in which we compete is very competitive, we face significant challenges attracting and retaining this qualified personnel base. Although we believe we have been and will be able to attract and retain these personnel, there can be no assurance that we will be able to continue to successfully attract qualified personnel. In addition, our anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, government approvals, production and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to attract and retain these personnel or, alternatively, to develop this expertise internally would adversely affect our business. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time.

Our success also will continue to depend to a significant extent on the members of our management team and, in particular, on our Chief Executive Officer and President, Leonard M. Hendrickson. We do not maintain any "key man" insurance policies regarding any of these individuals. We may not be able to retain the services of our executive officers and key personnel or attract additional qualified members to management in the future. The loss of services of Mr. Hendrickson, or of any of our other key management or employees, could have a material adverse effect upon our business.

Many of our customers are obtaining our products through new distribution channels and methods that may adversely impact our results of operations and financial condition.

A number of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases, these customers have established agreements with large distributors which include discounts and the distributors' direct involvement with the purchasing process. For similar reasons, many larger customers, including the federal government, have special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility with respect to our products, which could adversely impact our business, financial condition and results of operations. In addition, although we accept and process some orders through our Internet website, we also implement sales through a third party Internet vendor. Internet sales through third parties will negatively impact our gross margins because we pay commission on these Internet sales. On the other hand, if we do not enter into arrangements with third-party e-commerce providers, we may lose customers who prefer to purchase products using these Web sites. Our business may be harmed as a result of these Web sites or other sales methods which may be developed in the future.

We rely on air transport to ship products to our customers

Any disruption in standard air transport systems could have an adverse effect on our business.

We rely on international sales, which are subject to additional risks.

International sales accounted for approximately 41% of our revenues in 2002, 40% of our revenues in 2001, and 42% of our revenues in 2000. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

- unexpected changes in regulatory requirements and tariffs;
- difficulties and costs associated with in staffing and managing foreign operations, including foreign distributor relationships;
- longer accounts receivable collection cycles in certain foreign countries;adverse economic or political changes;
- unexpected changes in regulatory requirements;
- more limited protection for intellectual property in some countries;
- changes in our international distribution network and direct sales force;
- potential trade restrictions, exchange controls and import and export licensing requirements;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences of overlapping tax structure.

Impairment of the ability to transport goods internationally.

We intend to continue to generate revenues from sales outside North America in the future. Future distribution of our products outside North America also may be subject to greater governmental regulation. These regulations, which include requirements for approvals or clearance to market, additional time required for regulatory review and sanctions imposed for violations, as well as the other risks indicated in the bullets listed above, vary by country. We may not be able to obtain regulatory approvals in the countries in which we currently sell our products or in countries where we may sell our products in the future. In addition, we may be required to incur significant costs in obtaining necessary regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in a material reduction in our revenues and earnings.

We also depend on third-party distributors for a material portion of our international sales. If we lose or suffer any significant reduction in sales to any material distributor, our business could be materially adversely affected.

In addition, approximately 27% of our sales are made in foreign currencies, primarily Euros and British pounds. A significant portion of the foreign currencies in which we conduct our business is currently denominated in Euros. The Company is not certain about the effect of the Euro on our business, financial condition or results of operations. In the past, gains and losses on the collection of our accounts receivable arising from international operations have contributed to negative fluctuations in our results of operations. In general, increases in the exchange rate of the United States dollar to foreign currencies cause our products to become relatively more expensive to customers in those countries, leading to a reduction in sales or profitability in some cases. We historically have not, and currently are not, using hedging transactions or other means to reduce our exposure to fluctuations in the value of the United States dollar as compared to the foreign currencies in which many of our sales are made.

Our operating results may fluctuate.

Our operating results may vary significantly quarter to quarter and from year to year as a result of a variety of factors. These factors include:

- level of demand for our products;
- changes in our customer and product mix;
- timing of acquisitions and investments in infrastructure;
- competitive conditions;
- timing and extent of intellectual property litigation;
- exchange rate fluctuations; and
- general economic and political conditions.

We believe that quarterly comparisons of our financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance. Additionally, if our operating results in one or more quarters do not meet the expectations of security analysts or others, the price of our common stock could be materially adversely affected.

Our continued investment in product development and sales and marketing are significantly ongoing expenses. If revenue in a particular period falls short of expectations, we may not be able to reduce significantly our expenditures for that period, which would materially adversely affect the operating results for that period.

We may be unable to protect our trademarks, trade secrets and other intellectual property rights that are important to our business.

We regard our trademarks, trade secrets and other intellectual property as a component of our success. We rely on trademark law and trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our intellectual property. Effective trademark and trade secret protection may not be available in every country in which our products are available. We cannot be certain that we have taken adequate steps to protect our intellectual property, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, our third-party confidentiality agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known, we may lose our competitive position.

Intellectual property or other litigation could harm our business.

Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for, and in some cases issued to others, claiming technologies that are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although to date we have successfully resolved these types of claims, we may not be able to do so in the future.

In the event of an intellectual property dispute, we may be forced to litigate. This litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought directly by affected third parties. Intellectual property litigation can be extremely expensive, and these expenses, as well as the consequences should we not prevail, could seriously harm our business.

If a third party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease our affected business activities. Although we might under these circumstances attempt to obtain a license to this intellectual property, we may not be able to do so on favorable terms, or at all.

In addition to intellectual property litigation, other substantial, complex or extended litigation could result in large expenditures by us and distraction of our management. For example, lawsuits by employees, stockholders, collaborators or distributors could be very costly and substantially disrupt our business. Disputes from time to time with companies or individuals are not uncommon in our industry, and we cannot assure you that we will always be able to resolve them out of court.

Accidents related to hazardous materials could adversely affect our business.

Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state, local and foreign regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result, which could seriously damage our business and results of operations.

Our sales are subject to seasonality, which means that we have less revenue in some months.

We experience a slowing of sales in Europe during the summer months and worldwide during the Christmas holidays. Generally, our fourth quarter revenues are lower than our revenues in each of the first three quarters of the year. We believe that period to period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet expectations or those of public market analysts, which could result in reductions in the market price of our common stock.

Potential product liability claims could affect our earnings and financial condition.

We face a potential risk of liability claims based on our products and services, and we have faced such claims in the past. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure that this insurance will be adequate to protect us against a product liability claim, should one arise.

The labor laws applicable to our employees in Europe may restrict the flexibility of our management.

As of March 1, 2003, 60 of our 296 employees worked for our BioSource Europe subsidiary, which is located in Nivelles, Belgium. As a result of Belgian labor laws, we are required to make specified severance payments in the event we terminate a European employee. Accordingly, our management may be limited by the application of the Belgian labor laws in the determination of staffing levels, and may have less flexibility in making such determinations than our competitors whose employees are not subject to similar labor laws.

Risks Associated with Our Industry

The biomedical research products industry is very competitive, and we may be unable to continue to compete effectively in this industry in the future.

We are engaged in a segment of the biomedical research products industry that is highly competitive. We compete with many other suppliers and new competitors continue to enter the markets. Many of our competitors, both in the United States and elsewhere, are major pharmaceutical, chemical and biotechnology companies, and many of them have substantially greater capital resources, marketing experience, research and development staffs, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may also be more successful than us in producing and marketing their products. We expect this competition to continue and intensify in the future. Competition in our markets is primarily driven by:

- product performance, features and liability;
- price;
- timing of product introductions;
- ability to develop, maintain and protect proprietary products and technologies;
- sales and distribution capabilities;
- technical support and service;
- brand royalty;
- applications support; and
- breadth of product line.

If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be materially adversely affected.

Our competitors have in the past and may in the future compete by lowering prices. Our failure to anticipate and respond to price competition could reduce our revenues and profits, and may damage our market share.

Our industry has also seen substantial consolidation in recent years, which has led to the creation of competitors with greater financial and intellectual property resources than us. In addition, we believe that the success that others have had in our industry will attract new competitors. Some of our current and future competitors also may cooperate to better compete against us. We may not be able to compete effectively against these current or future competitors. Increased competition could result in price reductions for our products, reduced margins and loss of market share, any of which could adversely impact our business, financial condition and results of operations.

As a result of consolidation in the pharmaceutical industry, we may lose existing customers or have greater difficulty obtaining new customers.

In recent years, the United States pharmaceutical industry has undergone substantial consolidation. As part of many business combinations, companies frequently reduce the number of suppliers used and we may not be selected as a supplier after any business combination. Further, mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently subject to government regulation.

Our business is currently subject to regulation, supervision and licensing by federal, state and local governmental authorities. Also, from time to time we must expend resources to comply with newly adopted regulations, as well as changes in existing regulations. If we fail to comply with these regulations, we could be subject to disciplinary actions or administrative enforcement actions. These actions could result in penalties, including fines.

Risks Associated with Our Common Stock

Our stock price has been volatile.

Our common stock is quoted on the NASDAQ National Market, and there has been substantial volatility in the market price of our common stock. The trading price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including:

- fluctuations in our quarterly operating and earnings per share results;
- the gain or loss of significant contracts;
- loss of key personnel;
- announcements of technological innovations or new products by us or our competitors;
- delays in the development and introduction of new products;
- legislative or regulatory changes;
- general trends in the industry;
- recommendations and/or changes in estimates by equity and market research analysts;
- biological or medical discoveries;
- disputes and/or developments concerning intellectual property, including patents and litigation matters;
- public concern as to the safety of new technologies;
- sales of common stock of existing holders;

- securities class action or other litigation;
- developments in our relationships with current or future customers and suppliers; and
- general economic conditions, both in the United States and abroad.

As a result of these factors, and potentially others, the sales price of our common stock has ranged from $2.41 to $32.00 per share from January 1, 1998 through March 18, 2003 and from $5.83 to $6.95 per share from January 1, 2003 through March 18, 2003. For additional information regarding the price range of our common stock, see "Item 5. Market for Registrant's Common Equity and Related Stockholder Matters."

In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock, as well as the stock of many biotechnology companies. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected.

In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

Anti-takeover provisions in our governing documents and under applicable law could impair the ability of a third party to take over our company.

We are subject to various legal and contractual provisions that may impede a change in our control, including the following:

- our adoption of a stockholders' rights plan, which could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company; and
- the ability of our board of directors to issue additional shares of our preferred stock, which shares may be given superior voting, liquidation, distribution and other rights as compared to our common stock.

These provisions, as well as other provisions in our certificate of incorporation and bylaws and under the Delaware General Corporations Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs. Our executive officers, directors and principal stockholders will continue to beneficially own 34.0% of our outstanding common stock, based upon the beneficial ownership of our common stock as of March 10, 2003. In addition, these same persons also hold options to acquire additional shares of our common stock, which may increase their percentage ownership of the common stock further in the future. Accordingly, these stockholders:

- will be able to significantly influence the composition of our board of directors;
- will significantly influence all matters requiring stockholder approval, including change of control transactions; and
- will continue to have significant influence over our business.

This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs.

Our executive officers, directors and principal stockholders beneficially own approximately 34.0% of our outstanding common stock, based upon the beneficial ownership of our common stock as of March 10, 2003. As a result, these stockholders, if they act together, could exert substantial influence over matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. The voting power of such persons may have the effect of delaying, preventing or deterring a change in control, and could affect the market price of our common stock.

Absence of dividends could reduce our attractiveness to you.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, the return on this investment likely depends on selling this stock at a profit.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We conduct business in various foreign currencies, including Euros and British pounds, and are therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are initiated and the dates that they are converted. We are also subject to exchange rate exposures arising from the translation and consolidation of the financial results of our foreign subsidiaries. Although a significant portion of the foreign currencies in which we conduct our business is currently, or is anticipated in the future to be, denominated in Euros as a result of the European Monetary Union, we are not certain about the effect of the Euro on our business, financial condition or results of operations. We do not currently hedge either our translation risk or our economic risk associated with the exchange of foreign currencies into U.S. dollars. There can be no assurances that future changes in currency exchange rates will not have a material impact on our future cash collections and operating results.

Our exposure to market risks for changes in interest rates relates primarily to outstanding commercial debt. Due to the recent paydown of our commercial debt, we anticipate no material market risk exposure for changes in interest rates. Accordingly, we have not included quantitative tabular disclosures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information with Respect to Directors and Executive Officers

The following table sets forth information with respect to our directors, executive officers and key employees as of March 18, 2003:

Name	Age	Position
Leonard M. Hendrickson	55	President and Chief Executive Officer, Director
Charles C. Best	43	Chief Financial Officer, Executive Vice President, Finance
Kevin J. Reagan, Ph.D.	51	Vice President, Immunology
Jozef Vangenechten, Ph.D.	48	General Manager, BioSource Europe, S.A
Rocco R. Raduazo	43	Vice President of Sales
Valerie Bressler-Hill	38	Vice President of Marketing
Jean-Pierre L. Conte*	39	Director
David J. Moffa, Ph.D.* **	60	Director
John R. Overturf, Jr.**	42	Director
Robert D. Weist**	63	Director
Robert J. Weltman	37	Director
John L. Zabriskie, Ph.D.*	63	Director

* Member of the Compensation Committee.
** Member of the Audit Committee.

Leonard M. Hendrickson became President and Chief Executive Officer on October 15, 2001. He has been a director of BioSource since October 1993. Prior to his position with the Company, Mr. Hendrickson was President of Isotope Products Laboratories from February 1992 to October 2001. From February 1990 to January 1992, Mr. Hendrickson served as the principal consultant for Microchemics, a marketing and business development consulting firm that he founded. Mr. Hendrickson holds a Bachelor of Science degree from the University of Pennsylvania and a Masters in Business Administration from American University in Washington, D.C.

Charles C. Best joined BioSource in December 1999 as Chief Financial Officer. Prior to his employment at BioSource, Mr. Best served four and a half years as Vice President and Chief Financial Officer of Cogent Light Technologies, Inc., a company engaged in the manufacture of surgical lighting instruments. From 1989 to 1995,

Mr. Best worked in various positions including Corporate Controller for 3D Systems, Inc., a company engaged in the manufacture and sale of high tech rapid prototyping equipment. Mr. Best is a CPA and holds a Bachelor of Science degree in Business Administration and Accounting from San Diego State University.

Kevin J. Reagan, Ph.D. became Vice President, Immunology in December 1996. From 1991 to December 1996, Dr. Reagan served as the first Director of Development Laboratories and then Vice President, Laboratory Operations at Specialty Laboratories, Inc., a clinical reference lab. From 1990 to 1991, Dr. Reagan was the Associate Director of AIDS/Hepatitis R&D at Ortho Diagnostics, Inc., a Johnson & Johnson Company. Dr. Reagan received his Bachelor of Arts in Biological Sciences from the University of Delaware. Dr. Reagan received both his Masters and Ph.D. degrees in Microbiology and Immunology from Hahnemann Medical College.

Jozef Vangenechten, Ph.D. became Managing Director of BioSource Europe, S.A. in February 1998. From 1988 to February 1998, Dr. Vangenechten worked for Societe Generale de Surveillance, n.v., an international provider of environmental compliance services, most recently as Managing Director of SGS's EcoCare Environmental Services division.

Rocco R. Raduazo joined BioSource in December 2002 as Vice President of Sales. From 1996 up to his employment at BioSource, Mr. Raduazo served in a number of positions at BD Biosciences Clontech including Vice President of Sales. BD Biosciences Clontech is a company engaged in the manufacture of genomic based products. From 1990 to 1995, Mr. Raduazo worked in various positions at Life Technologies, Inc., a company engaged in the manufacture and sale of biological reagents. Mr. Raduazo holds a Bachelor of Science degree in Biochemsitry from the University of New Hampshire, performed various graduate work at Ohio State University and holds an MBA in Finance from the American University.

Valerie Bressler-Hill, Ph.D. became Vice President, Marketing in January 2000, having served as Director of Marketing since 1999. From 1994 to 1998, Dr. Bressler-Hill served in the Research and Development group of the Company as a scientist and Associate Director. Dr. Bressler-Hill received her Ph.D. degree in Physical Chemistry from University of California at Santa Barbara.

Jean-Pierre L. Conte has served as a director of BioSource since February 2000. Mr. Conte is a Managing Director of Genstar Capital LLC, which is the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership and a Managing Director of Genstar Capital, L.P. which is the sole general partner of Genstar Capital Partners III L.P. Prior to joining Genstar in 1995, he was a principal for six years at the NTC Group, Inc., a private equity investment firm. He is a director of several private companies. Mr. Conte earned a Masters of Business Administration from Harvard University Graduate School of Business and a Bachelor of Arts from Colgate University. Mr. Conte has been appointed to the Board of Directors pursuant to an investor rights agreement among Genstar, Stargen and the Company, which is described under "Item 13. Certain Relationships and Related Transactions."

David J. Moffa, Ph.D. has been a director of BioSource since April 1995. Dr. Moffa serves as the Regional Director and as special projects director for Lab Corporation of America, Inc. located in Fairmont, West Virginia, positions he has held since 1982 and 1984, respectively, and as director of LabCorp in Pittsburgh Pennsylvania, a position held since 1985. Dr. Moffa also serves as an advisor and consultant to various diagnostic, scientific and health care facilities, and is an owner and developer of GM Realty and Moffa Properties. Dr. Moffa also serves on a number of committees and boards of directors of various privately held companies and governmental offices, including BB&T, Inc. Dr. Moffa has completed a post doctoral fellowship in Clinical Biochemistry at the West Virginia University National Institutes of Health, holds a Ph.D. in Medical Biochemistry from the West Virginia School of Medicine, a Masters of Science degree in Biochemistry from West Virginia University and a Bachelor of Arts degree in Pre-Medicine from West Virginia University.

John R. Overturf, Jr. has been a director of BioSource since September 1993. Mr. Overturf serves as the President of R.O.I., Inc., a private investment company, a position he has held since July 1993. He also serves as President of the Combined Penny Stock Fund, Inc., a closed-end stock market fund, a position he has held since August 1996. From September 1993 until September 1996, Mr. Overturf served as Vice President of the

Rockies Fund, Inc., a closed-end stock market fund. Mr. Overturf holds a Bachelor of Science degree in Finance from the University of Northern Colorado.

Robert D. Weist has been a director of BioSource since April 1996. Mr. Weist has been President of Weist Associates, a management consulting firm, since April 1992. From January 1986 through April 1992, Mr. Weist was a consultant to and Senior Vice President, Administration, General Counsel and Secretary of Amgen, Inc., having served as Vice President, General Counsel and Secretary from March 1982 through January 1986. Mr. Weist holds a Juris Doctor degree from New York University and a Masters in Business Administration from the University of Chicago.

Robert J. Weltman has served as a director of BioSource since February 2000. He is currently a Managing Director of Genstar Capital, LP, the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in August 1995. Prior to joining Genstar, from July 1993 to July 1995, Mr. Weltman was an Associate with Robertson, Stephens & Company, an investment banking firm. Mr. Weltman holds an AB degree in chemistry from Princeton University. Mr. Weltman has been appointed to the Board of Directors pursuant to an investor rights agreement among Genstar, Stargen and the Company, which is described under "Item 13. Certain Relationships and Related Transactions."

John L. Zabriskie, Ph.D., is Co-founder and has served as Director of Puretech Ventures, a venture creation company since 2001. From 1997 to 2000 Dr. Zabriskie was Chairman and Chief Executive Officer of NEN Life Science Products, Inc., a leading supplier of kits for labeling and detection of DNA. From 1995 to 1997, Dr. Zabriskie was President and Chief Executive Officer of Pharmacia and Upjohn, Inc., a Fortune 500 pharmaceutical company formed by the merger of Pharmacia AB of Sweden and the Upjohn Company of Kalamazoo, Michigan. From 1965 until joining Upjohn in 1994, Dr. Zabriskie was employed by Merck and Co., Inc. He began his career at Merck as a chemist in 1965 and held various positions including President of Merck Sharp & Dohme and Executive Vice President of Merck and Co., Inc. He has served on a number of boards for health care and academic institutions and currently serves on the Board of Directors of Kellogg Co., Cubist Pharmaceutical, Inc., Biomira, Inc., Array BioPharma, and MacroChem Corp. Dr. Zabriskie received his A.B. degree in chemistry from Dartmouth College (N.H.) in 1961 and his Ph.D. in organic chemistry from the University of Rochester (N.Y.) in 1965.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2002, all our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except for the following; Robert D. Weist filed two late Form 4s, each reporting late one transaction that occurred in November 2002 and December 2002, respectively; and each of John R. Overturf, Jr., David J. Moffa, Jean-Pierre L. Conte, and Robert J. Weltman filed one late Form 4, each reporting late one transaction that occurred for each in December 2002.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated officers whose compensation exceeded $100,000 during the last fiscal year (the "Named Executive Officers"), information concerning all compensation paid for services to us in all capacities for each of the three years ended December 31 indicated below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation	
Name and Principal Position (1)	**Year Ended December 31,**	**Salary**	**Bonus**	**Other Annual Compen-sation**	**Number of Securities Underlying Options**	**All Other Compen-sation**
Leonard M. Hendrickson.........	2002	$250,000	$99,650	$ 1,548(4)	0	
Chief Executive Officer and President	2001	49,000(2)	90,000 (3)	173(4)	280,000	
David Thrower........................	2002	$124,506(5)	$ 0	$14,053(6)	0	
Senior Vice President,	2001	200,000	23,000	324(4)	110,000	
Sales and Marketing	2000	28,750(5)	8,750	27(4)	235,000	$13,224 (7)
Charles C. Best	2002	$166,400	$59,023	324(4)	0	
Chief Financial Officer	2001	160,000	23,500	325(4)	87,500	
and Executive Vice President	2000	142,200	22,500	489(4)	20,000	

---

(1) For a description of employment agreements between certain executive officers and the Company, see "Employment Agreements with Executive Officers" below.
(2) Mr. Hendrickson joined the Company on October 15, 2001.
(3) Mr. Hendrickson received a signing bonus on October 15, 2001
(4) Consists of group life insurance premiums paid by the Company.
(5) Mr. Thrower joined the Company on November 1, 2000 and resigned from the Company on July 26, 2002.
(6) Consists of $13,685 of accrued vacation paid by the Company upon termination and $188 for a group life insurance premium paid by the Company.
(7) Relocation expenses.

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding the grant of stock options made during the fiscal year ended December 31, 2002 to the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year (2)	Avg. Exercise of Base Price ($/sh.)(3)	Expiration Date	Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term (1)	
					5%($)	10%($)
Leonard M. Hendrickson	0	0%	--	--	$ 0	$ 0
David Thrower	0	0%	--	--	$ 0	$ 0
Charles C. Best..................	0	0%	--	--	$ 0	$ 0

(1) Options granted in 2002 vest over various periods. The options were granted for a term of 10 years.
(2) Options covering an aggregate of 388,300 shares were granted to employees of the Company and its subsidiary during the year ended December 31, 2002.
(3) The exercise price and the tax withholding obligations related to exercise may be paid by delivery of already owned shares held a minimum of six months, subject to certain conditions.

Option Exercises and Stock Options Held at Fiscal Year End

The following table sets forth, for those Named Executive Officers who held stock options at fiscal year end, certain information regarding options exercised in fiscal year 2002, the number of shares of common stock underlying stock options held and the value of options held at fiscal year end based upon the last reported sales price of the common stock on the NASDAQ market on December 31, 2002 ($5.99 per share).

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised in-the-Money Options at December 31, 2002	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Leonard M. Hendrickson ...	--	--	140,666	198,334	$191,163	$198,334
Charles C. Best.................	--	--	62,124	71,786	48,450	7,500

Compensation of Directors

Our non-employee corporate directors currently are paid $2,000 for each board meeting attended, and $1,000 per year for service on a board committee. We also pay out of pocket expenses incurred by our directors in connection with their attendance. In addition, non-employee directors, excluding Dr. Zabriskie, have received an annual grant of 4,000 non-statutory stock options, exercisable at the fair market value of our common stock on the date of grant, and which fully vest on the date of grant. Dr. Zabriskie, who was appointed as a board member in July 2002, received a grant of 55,000 stock options on July 17, 2002 of which 20,000 vested immediately and 50% of the remaining 35,000 shares vest annually over the next two year period.

Employment Agreements with Executive Officers

We have entered into an employment agreement with Leonard M. Hendrickson to serve as our President and Chief Executive Officer, effective as of October 15, 2001. Pursuant to this agreement Mr. Hendrickson receives an annual base salary of $250,000, which we may increase, at the Board's sole discretion, at the end of each year of his employment. In addition to the base salary to be paid to Mr. Hendrickson, the Company paid Mr.

Hendrickson a one time signing bonus in the amount of $90,000, upon commencement of his employment. In addition, Mr. Hendrickson is eligible to receive an annual bonus under the Company's management incentive plan. The agreement terminates on December 31, 2004. In the event that Mr. Hendrickson's employment is terminated without cause or due to a "change of control" during the term of the agreement, the Company is obligated to continue to pay Mr. Hendrickson's then-current base salary for a period of 12 months following the effective date of such termination. Also, in certain instances involving a "change of control," all stock options which have been granted to Mr. Hendrickson that are unvested at the time of such change of control become immediately vested and exercisable. According to our agreement with Mr. Hendrickson, a "change of control" includes any event pursuant to which (i) any person or entity (or group of related persons or entities acting in concert) shall acquire shares of capital stock of the Company entitled to exercise 35% or more of the total voting power represented by all shares of capital stock of the Company then outstanding; or (ii) the Company sells or otherwise transfers all or substantially all of its assets or merges, consolidates or reorganizes with any other corporation or entity, resulting in less than 75% of the total voting power represented by the capital stock or other equity interests of the corporation or entity to which the Company's assets are sold or transferred or surviving such merger, consolidation or reorganization being held by the persons and entities who were holders of common stock of the Company immediately prior to such event; or (iii) the Company issues, otherwise than on a pro rata basis, additional shares of capital stock representing (after giving effect to such issuance) more than 35% of the total voting power of the Company; or (iv) the persons who were the directors of the Company as of October 15, 2001 cease to comprise a majority of the Board of Directors of the Company.

Effective as of December 17, 1999, Charles C. Best, our Chief Financial Officer, entered into a separation agreement with us. In the event we experience a "change of control," and the employment of Mr. Best is terminated within one year of the "change of control," we are obligated to continue to pay Mr. Best his then-current base salary for a period of 12 months following the effective date of such termination. For purposes of Mr. Best's separation agreement, a "change of control" includes (i) the acquisition by any person or entity of shares of our capital stock entitled to exercise 35% or more of the total voting power of our stockholders, (ii) the sale or transfer by us of all or substantially all of our assets or a merger, consolidation or reorganization with any other corporation or entity, which results in less than 75% of the total voting power represented by the capital stock or other equity interests of the corporation or entity to which our assets are sold or transferred or surviving such merger, consolidation or reorganization being held by the persons and entities who were holders of our common stock immediately prior to such agreement, (iii) the issuance by us, otherwise than on a pro rata basis, of additional shares of capital stock representing (after giving effect to such issuance) more than 35% of the total voting power of our stockholders, or (iv) the persons who were our directors as of the date of the separation agreement ceasing to comprise a majority of our Board of Directors.

Effective May 18, 2001, David Thrower, our Senior Vice President of Sales and Marketing, entered into a separation agreement with us. In the event the Company terminates Mr. Thrower's employment with the Company other than for cause at any time (i) during the later of (A) 12 months from the date of his separation agreement, and (B) Nine months from the appointment of a new Chief Executive Officer by the Board, or (ii) within six months following a "change of control", we are required to pay Mr. Thrower his then-current base salary for a period of 12 months following the effective date of such termination. In addition, if the employment of Mr. Thrower is terminated within six months of a "change of control" all stock options which have been granted to Mr. Thrower that are unvested at the time of such change of control shall become immediately vested and exercisable. According our agreement with Mr. Thrower, a "change of control" is defined as the acquisition by any person or entity unaffiliated with Genstar Capital LLC of capital stock representing at least 40% of the total fully diluted shares of the Company. Mr. Thrower resigned from the company in July 2002 and was not eligible to receive any additional compensation under his employment agreement.

Stock Option Plans

We adopted a Stock Option Plan (the "1993 Plan") in 1993. The purpose of the 1993 Plan is to attract, retain and motivate certain of our key employees by giving them incentives which are linked directly to increases in the value of our common stock. Each of our officers, directors and employees and under certain circumstances, our consultants are eligible to be considered for the grant of awards under the 1993 Plan. The maximum number of shares of common stock that may be issued pursuant to awards granted under the 1993 Plan is 2,000,000, subject to certain adjustments to prevent dilution. Any shares of common stock subject to an award, which for any reason expires or terminates unexercised are again available for issuance under the 1993 Plan.

The 1993 Plan authorizes the Compensation Committee to enter into any type of arrangement with an eligible employee that, by its terms, involves or might involve the issuance of (1) shares of our common stock, (2) an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to our common stock, or (3) any other security or benefit with a value derived from the value of our common stock. Any stock option granted may be an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or a nonqualified stock option.

As of March 5, 2003, the Board had granted options under the 1993 Plan covering an aggregate of 2,000,000 shares of common stock to certain of our directors, officers and employees, of which options to purchase 677,484 shares were outstanding.

In January 2000, our Board of Directors approved the 2000 BioSource International, Inc. non-qualified stock option plan (the "2000 Plan"). Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant. As of March 5, 2003, the Board had granted options under the 2000 Plan covering an aggregate of 2,000,000 shares of common stock to certain of our directors, officers and employees, of which 1,165,591 options to purchase shares were outstanding.

The Compensation Committee of our Board of Directors currently administers our stock option plans.

Compensation Committee Interlocks and Insider Trading Participation

Compensation Committee currently consists of Messrs. Zabriskie, Moffa and Conte. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administrating our stock option and executive incentive compensation plans. None of the members of the compensation committee is a current officer or employee of the Company. None of our executive officers or Directors served as a member of the board of directors of any other entity of which an executive officer or Director served on our Board of Directors.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

The following table sets forth as of March 18, 2003 certain information relating to the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each such person has the sole voting and investment power with respect to the shares owned. Unless otherwise indicated, the address of each person listed is in care of BioSource International, Inc., 542 Flynn Road, Camarillo, California 93012, and the address of Messrs. Conte, Weltman and Genstar Capital LLC is Four Embarcadero Center, Suite 1900, San Francisco, California 94111.

Name and Address	Number of Shares of Common Stock Beneficially Owned (1)	Percent (1,2)
Genstar Capital LLC (3)	3,444,856	31.5%
Jean-Pierre L. Conte (3)	3,396,189	31.1%
Kennedy Capital Management, Inc. (4)	759,428	7.9%
Dimensional Funds Advisors Inc. (5)	595,300	6.2%
Royce & Associates LLC (6)	580,000	6.0%
Bricoleur Capital Management LLC (7)	493,510	5.1%
Leonard M. Hendrickson (8)	221,832	2.3%
John L. Zabriskie, Ph.D. (9)	70,000	*
David J. Moffa, Ph.D. (10)	43,900	*
John R. Overturf, Jr. (11)	29,600	*
Robert D. Weist (12)	44,000	*
Robert J. Weltman (13)	15,333	*
Charles C. Best (14)	76,446	*
All of the directors and executive officers as a group (nine persons) (15)	3,825,700	34.4%

* Less than one percent.

(1) Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding at March 21, 2000.

(2) Percentage ownership is based on 9,608,005 shares of common stock outstanding as of March 18, 2003.

(3) Genstar Capital Partners II, L.P. holds 2,032,809 shares of common stock and 1,262,542 shares of common stock issuable upon exercise of warrants and Stargen II LLC holds 34,380 shares of common stock and 24,458 shares of common stock issuable upon exercise of warrants, all of which are currently convertible or exercisable. Includes 12,000 stock options held by Mr. Conte and 12,000 stock options held by Mr. Weltman. In addition, Mr. Conte holds 30,000 shares of common stock, Richard F. Hoskins holds 16,667 shares of common stock, Mr. Weltman holds 3,333 shares of common stock, and Richard D. Paterson holds 16,667 shares of common stock. Genstar Capital LLC is the general partner of Genstar Capital Partners II, L.P. Mr. Conte, Mr. Hoskins and Mr. Paterson are the managers and managing directors of Genstar Capital LLC and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen. In such capacities Messrs. Conte, Hoskins and Paterson may be deemed to beneficially own shares of common stock beneficially held by Genstar Capital Partners and Stargen, but disclaim such beneficial ownership, except to the extent of their economic interest in these shares. Messrs. Conte, Hoskins, Paterson, Genstar Capital LLC, Genstar Capital Partners II, L.P. and Stargen II LLC may be deemed to be acting as a group in relation to their respective holdings in BioSource but do not affirm the existence of any such group.

(4) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003 by Kennedy Capital Management, Inc.

(5) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003 by Dimensional Fund Advisors, Inc.

(6) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003 by Royce & Associates LLC.

(7) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February12, 2003 by Bricoleur Capital Management LLC.

(8) Includes (i) 169,832 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003; (ii) 40,000 shares of common stock owned; (iii) 4,000 shares of common stock held of record by two of Mr. Hendrickson's minor children; and (iv) 8,000 shares of common stock held in the Microchemics Simplified Employee Pension Plan.

(9) Includes (i)55,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003; and (ii) 15,000 shares of common stock owned.

(10) Includes (i) 36,500 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003; (ii) 550 shares of common stock held solely by Dr. Moffa's spouse; (iii) 4,000 shares of common stock held jointly with Dr. Moffa's spouse; and (iv) 2,850 shares of common stock held directly.

(11) Includes (i) 24,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003; and (ii) 5,600 shares of common stock owned.

(12) Includes 44,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003.

(13) Includes (i) 3,333 shares of common stock held directly; (ii) 12,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003. Mr. Weltman is also a Principal of Genstar Capital LP and a member, but not a managing member, of Stargen II LLC. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital LLC or Stargen II LLC. Mr. Weltman disclaims that he beneficially owns any shares of common stock beneficially owned by Genstar Capital LLC or Stargen II LLC, except to the extent of his economic interest in shares owned by Genstar Capital LLC or Stargen II LLC.

(14) Includes 76,446 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003.

(15) Includes (i) 386,778 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of March 18, 2003; (ii) 1,287,000 shares of common stock reserved for issuance upon the exercise of warrants and (iii) includes 2,151,922 shares of common stock owned.

Equity Plan Compensation Information

The Equity Plan Compensation Information identified in Part II, Item 5 above is incorporated into this Part III, Item 12 by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On January 10, 2000, we entered into a securities purchase agreement with Genstar Capital Partners II, L.P. and Stargen II LLC. Pursuant to this agreement, we sold Genstar and Stargen a total of 371,300 shares, including 364,244 to Genstar and 7,056 to Stargen, of our Series B Preferred Stock for $9,000,312 in the aggregate. These shares were initially convertible into 1,485,200 shares, including 1,456,976 for Genstar and 28,224 for Stargen, of our common stock. In addition, we issued to Genstar and Stargen warrants to purchase a total of 1,287,000 shares of our common stock, including 1,262,542 to Genstar and 24,458 to Stargen, exercisable at $7.77 per share. Under the investor rights agreement among Genstar, Stargen and us, executed in connection with the securities purchase agreement, Genstar and Stargen also have the right to appoint two out of our seven directors to our Board of Directors as long as they beneficially own, in the aggregate, at least 750,000 shares of common stock, or one director if they beneficially own at least 495,000 shares. Pursuant to the investor rights agreement, we appointed Jean-Pierre L. Conte, a Managing Director of Genstar Capital LLC, and Robert J. Weltman, a Vice President of Genstar Capital LLC, to our Board of Directors. Genstar and Stargen also have the right of first refusal to purchase additional shares and the right to require us to register their shares of our common stock underlying the preferred stock and the warrants. The consummation of the securities purchase agreement, including the issuance of the shares of Series B Preferred Stock and the warrants, occurred on February 15, 2000. Pursuant to the securities purchase agreement, we paid a $270,009 transaction fee to Genstar Capital LLC and reimbursed all of the fees and expenses of approximately $195,426, incurred by Genstar Capital Partners and its affiliates in connection with the securities purchase agreement.

On September 20, 2000, pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of our Series B Preferred, all issued and outstanding shares of Series B Preferred Stock were automatically converted into an aggregate of 1,556,574 shares of common stock, including 1,526,922 shares of common stock issued to Genstar and 29,652 shares of common stock issued to Stargen.

We entered into a Securities Purchase Agreement, effective as of August 9, 2000, with Genstar Capital Partners II, L.P. Genstar agreed to purchase from us 300,000 shares of our common stock at $15.00 per share. Genstar subsequently assigned its right to purchase 30,000 of these shares to Jean-Pierre L. Conte and 3,333 of the shares to Robert Weltman. Both Mr. Conte and Mr. Weltman currently serve on our Board of Directors. Genstar assigned its right to purchase an additional 33,334 of these shares to certain other individuals affiliated with Genstar. We also entered into a Securities Purchase Agreement, effective as of August 9, 2000, with Russell D. Hays, former President, and Chief Executive Officer of the Company pursuant to which Mr. Hays agreed to purchase 40,000 shares of the our common stock at $15.00 per share. We also entered into a Securities Purchase Agreement, effective as of September 5, 2000, with George Uveges, former Chief Operating Officer of the Company pursuant to which Mr. Uveges agreed to purchase 11,428 shares of the our common stock at $21.875 per share. The closing of each of these transactions occurred on September 28, 2000.

ITEM 14. CONTROLS AND PROCEDURES

Within 90 days prior to the filing of this report, members of the Company's management, including the Company's President and Chief Executive Officer, Len Hendrickson, and Chief Financial Officer, Charles Best, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, Mr. Hendrickson and Mr. Best believe that, as of the date of the evaluation, the Company's disclosure controls and procedures are effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these internal controls, known to Mr. Hendrickson or Mr. Best, after the date of the most recent evaluation.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The financial statements listed below are included as part of this report:

Independent Auditors' Report

Consolidated Balance Sheets at December 31, 2002 and 2001

Consolidated Statements of Operations for the Years ended December 31, 2002, 2001, and 2000

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
for the Years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows for the Years ended December 31, 2002, 2001, and 2000

Notes to Consolidated Financial Statements

(a)(2) The following schedule supporting the financial statements of the Company is included herein:

Financial Statement Schedule--Valuation and Qualifying Accounts
All other schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

See Exhibit Index immediately following signature page.

(b) Reports on Form 8-K:

Current Report on Form 8-K dated October 21, 2002, reporting Item 5 and filed with the Securities and Exchange Commission on October 22, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioSource International, Inc

Date: March 27, 2003 By: /s/ Charles C. Best
Charles C. Best
Chief Financial Officer

Date: March 27, 2003 By: /s/ Leonard M. Hendrickson
Leonard M. Hendrickson
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Leonard Hendrickson and Charles Best, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the Exchange Act, this report has been signed below by the following person on behalf of the registrant and in the capacities and on the date indicated:

Signature	Title	Date
/s/ Leonard M. Hendrickson Leonard M. Hendrickson	President, Chief Executive Officer and Director	March 27, 2002
/s/ David J. Moffa, Ph.D. David J. Moffa, Ph.D.	Director	March 27, 2003
/s/ John R. Overturf, Jr. John R. Overturf, Jr.	Director	March 27, 2003
/s/ Robert D. Weist Robert D. Weist	Director	March 27, 2003
/s/ Jean-Pierre L. Conte Jean-Pierre L. Conte	Director	March 27, 2003
/s/ Robert J. Weltman Robert J. Weltman	Director	March 27, 2003
/s/ John L. Zabriskie Ph. D. John L. Zabriskie Ph.D	Director	March 27, 2003

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Leonard M. Hendrickson certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ LEONARD M. HENDRICKSON
Leonard M. Hendrickson
President and
Chief Executive Officer

Certification of CFO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles C. Best certify that:

1. I have reviewed this annual report on Form 10-K for the year ended December 31, 2002;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 27, 2003

/s/ CHARLES C. BEST
Charles C. Best
Executive Vice President and
Chief Financial Officer

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit Number	Description
3.1	Certificate of Incorporation of Registrant (1)
3.2	Bylaws of Registrant (1)
4.1	Specimen Stock Certificate of Common Stock of Registrant (1)
4.2	Certificate of Designation of Series A Preferred Stock (9)
4.3	Certificate of Designation of Series B Preferred Stock (11)
4.4	Rights Agreement, dated as of February 25, 1999, between Registrant and U.S. Stock Transfer and Trust Corporation, as Rights Agent (9)
4.5	Amendment to Rights Agreement, dated as of January 10, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.6	Second Amendment to Rights Agreement, dated September 28, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.7	Form of Right Certificate (9)
4.8	Summary of Share Purchase Rights (9)
4.9	Investor Rights Agreement dated February 15, 2000, by and among Registrant, Genstar Partners II, L.P. and Stargen II LLC (12)
4.10	Amendment to Investor Rights Agreement dated September 18, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays and George Uveges (13)
4.11	Second Amendment to Investor Rights Agreement, dated September 28, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays, George Uveges, Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
4.12	Warrant to Purchase Common Stock of Registrant issued to Genstar Capital Partners II, L.P. on February 15, 2000 (12)
4.13	Warrant to Purchase Common Stock of Registrant issued to Stargen II LLC on February 15, 2000 (12)
10.1	Registrant's 1993 Stock Incentive Plan (4)
10.2	Licensing Agreement dated May 1, 1990, by and between TAGO, Inc., as licensee, and St. Jude's Children's Hospital, as licenser (1)
10.3	License Agreement dated February 14, 1991, by and between Registrant and Schering Corporation (1)
10.4	License Agreement dated October 1, 1993, by and between Registrant, as licensee, and Schering Corporation, as licensor (2)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
10.5	Separation and Consulting Agreement between Registrant and James H. Chamberlain dated September 19, 2000 (15)
10.6	License Agreement dated February 7, 1994, by and between Registrant, as licensee and Fundacio Clinic (4)
10.7	Form of Indemnification Agreement for Directors and Executive Officers (6)
10.8	List of Indemnities relating to Form of Indemnification Agreement previously filed as Exhibit 10 (16)
10.9	Registrant's Employee Stock Purchase Plan (7)
10.10	Securities Purchase Agreement dated January 10, 2000, by and among Registrant, Genstar Capital Partners II, L. P. and Stargen II LLC (15)
10.11	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Genstar Capital Partners II, L.P. (13)
10.12	Amendment to Securities Purchase Agreement, dated as of September 28, 2000, among the Registrant, Genstar Capital Partners II, L.P., Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
10.13	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Russell D. Hays (13)
10.14	Securities Purchase Agreement, effective as of September 5, 2000, between the Registrant and George Uveges (13)
10.15	Letter agreement regarding employment, dated August 2, 2000, between Registrant and Russell D. Hays (15)
10.16	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and Russell D. Hays (15)
10.17	Letter agreement regarding employment, dated August 18, 2000 between Registrant and George Uveges (15)
10.18	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and George Uveges (15)
10.19	Registrant's 2000 Non-Qualified Stock Option Plan (14)
10.20	Lease Agreement for 542 Flynn Road, dated March 7, 2000, between Registrant and Lincoln Ventura Technology Center (15)
10.21	Executive Employment Agreement between Registrant and Leonard M. Hendrickson, dated September 24, 2001(16)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
21	Subsidiaries of the Company:

Name	State/Country of Incorporation
Keystone Laboratories, Inc.	California
BioSource V.I. FSC., LTD	U.S. Virgin Islands
BioSource Europe S.A.	Belgium
BioSource B.V.	Holland
BioSource GmbH	Germany
BioSource U.K., Ltd	U.K.
Quality Controlled Biochemicals, Inc	Massachusetts
Javelle, Inc	Massachusetts

Exhibit Number	Description
23.1	Consent of KPMG LLP, Independent Public Accountants
99.1	Certificate of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on October 22, 1992, as amended.
(2) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1992.
(3) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1993.
(4) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1994.
(5) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1995.
(6) Incorporated by reference to the Company's Registration Statement on Form SB-2 (SEC No. 333-3336) as filed with the Securities and Exchange Commission on May 31, 1996, as amended.
(7) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 33-91838) as filed with the Securities and Exchange Commission on May 4, 1995.
(8) Incorporated by reference to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on February 19, 1999.
(9) Incorporated by reference to the Company's Current Report on Form 8-A filed with the Securities and Exchange Commission on March 1, 1999.
(10) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.
(11) Incorporated by reference to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 16, 2000.
(12) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 22, 2000.
(13) Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 26, 2000, and as amended on October 31, 2000.
(14) Incorporated by reference to the Company's definitive proxy statement as filed with the Securities and Exchange Commission on May 16, 2000.
(15) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.
(16) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
BioSource International, Inc.:

We have audited the consolidated financial statements of BioSource International, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BioSource International, Inc. and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As explained in Note 1 to the financial statements, effective January 1, 2002, the Company changed its method of accounting for the impairment of goodwill and other intangibles.

KPMG LLP

Los Angeles, California
February 14, 2003

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for per share data)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,941	$ 9,471
Accounts receivable, less allowance for doubtful accounts of $261 at December 31, 2002 and 2001	6,157	6,184
Inventories, net (note 2)	8,880	7,184
Prepaid expenses and other current assets	538	540
Deferred income taxes (note 9)	1,873	1,584
Total current assets	23,389	24,963
Property and equipment, net (note 3)	7,398	5,408
Intangible assets net of accumulated amortization of $2,502 at December 31, 2002 and $1,861 at December 31, 2001 (notes 1 and 4)	6,076	6,717
Goodwill, net of accumulated amortization of $1,517 at December 31, 2001 (notes 1 and 4)	307	4,936
Other assets	526	491
Deferred tax assets (note 9)	8,810	7,326
	$ 46,506	$ 49,841
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 3,115	$ 2,416
Accrued expenses	2,910	2,707
Deferred revenue	427	404
Income tax payable	341	436
Total current liabilities	6,793	5,963
Commitments and contingencies (note 12)		
Stockholders' equity:		
Common stock, $.001 par value. Authorized 20,000,000 shares: issued and outstanding 9,676,931 shares at December 30, 2002; issued 10,449,817 shares and outstanding 10,353,817 shares at December 31, 2001	10	10
Additional paid-in capital	44,500	48,761
Accumulated deficit	(3,382)	(2,330)
Accumulated other comprehensive loss	(1,415)	(2,563)
Net stockholders' equity	39,713	43,878
	$ 46,506	$ 49,841

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001 and 2000
(Amounts in thousands, except per share data)

	2002	2001	2000
Net sales	$ 40,055	$ 35,175	$ 32,210
Cost of sales	17,689	15,540	13,600
Gross profit	22,366	19,635	18,610
Operating expenses:			
Research and development	6,187	3,986	3,575
Sales and marketing	8,339	7,395	5,682
General and administrative	5,916	6,945	9,071
Amortization of intangibles	641	1,098	1,093
Total operating expenses	21,083	19,424	19,421
Operating income (loss)	1,283	211	(811)
Interest income	113	376	266
Interest expense	0	(2)	(302)
Other income, net	10	86	108
Income (loss) before income tax expense (benefit)	1,406	671	(739)
Income tax expense (benefit)	11	(70)	(573)
Income (loss) before redeemable preferred stock dividend and beneficial conversion	1,395	741	(166)
Redeemable preferred stock dividend and accretion of beneficial conversion	--	--	(3,853)
Income (loss) before cumulative effect of accounting change	1,395	741	(4,019)
Cumulative effect of accounting change (net of applicable income taxes of $1,500)	(2,447)	--	--
Net income (loss) available to common stockholders	$ (1,052)	741	(4,019)
Income (loss) per share before accounting change:			
Basic	$ 0.14	0.07	(0.47)
Diluted	$ 0.14	0.07	(0.47)
Net income (loss) per share:			
Basic	$ (0.11)	0.07	(0.47)
Diluted	$ (0.10)	0.07	(0.47)
Shares used to compute per share amounts:			
Basic	9,787	10,398	8,584
Diluted	10,189	10,965	8,584

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2002, 2001 and 2000
(Amounts in thousands)

	Common stock		Additional	Retained earnings	Accumulated	Net	Comprehensive
	Number of Shares	Amount	paid-in capital	(accumulated deficit)	comprehensive loss	stockholders' equity	income (loss)
Balance at December 31, 1999	7,426	$ 7	$22,026	$ 948	$(1,559)	$21,422	
Stock compensation			946			946	
Issuance of common stock	351	--	5,318	--	--	5,318	
Exercise of stock options	827	1	2,952	--	--	2,953	
Exercise of Warrants	165	0	750	--	--	750	
Sale of treasury stock	1	--	8	--	--	8	
Conversion of preferred stock	1,557	2	9,431	--	--	9,433	
Issuance of warrants and beneficial conversion feature of redeemable preferred stock			2,836	--	--	2,836	
Accretion of the redeemable preferred stock to its redemption value				(3,853)	--	(3,853)	
Income tax benefit from exercise of stock options	--	--	5,037	--	--	5,037	
Net loss	--	--	--	(166)		(166)	$ (166)
Foreign currency translation adjustments	--	--	--	--	(638)	(638)	(638)
Total comprehensive loss						--	$ (804)
Balance at December 31, 2000	10,327	$ 10	$49,304	$(3,071)	$(2,197)	$44,046	
Exercise of stock options	123	0	308	--	--	308	
Purchase of treasury stock	(96)		(668)	--	--	(668)	
Stock option compensation charge		--	(388)	--	--	(388)	
Income tax benefit from exercise of stock options		--	205	--	--	205	
Net income				741		741	$ 741
Foreign currency translation adjustments		--	--	--	(366)	(366)	(366)
Total comprehensive income						--	$ 375
Balance at December 31, 2001	10,354	$ 10	$48,761	$(2,330)	$(2,563)	$43,878	
Exercise of stock options	105	--	291	--	--	291	
Purchase of treasury stock	(782)	--	(4,608)	--	--	(4,608)	
Income tax benefit from exercise of stock options		--	56	--	--	56	
Net loss				(1,052)		(1,052)	$ (1,052)
Foreign currency translation adjustments		--	--	--	1,148	1,148	1,148
Total comprehensive income						--	$ 96
Balance at December 31, 2002	9,677	$ 10	$44,500	$(3,382)	$(1,415)	$39,713	

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002, 2001 and 2000
(Amounts in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ (1,052)	741	(166)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	2,324	2,431	2,156
Loss on sale of property and equipment	--	--	99
Stock compensation	--	(388)	946
Write-down of inventory	--	--	424
Income tax benefit from the exercise of stock options	56	205	5,037
Cumulative effect of accounting change	4,629	--	--
Changes in assets and liabilities			
Accounts receivable	505	(753)	(610)
Inventories	(1,011)	(654)	(1,145)
Prepaid expenses and other current assets	9	716	(684)
Deferred income taxes	(1,774)	(31)	(4,813)
Other assets	(35)	245	340
Accounts payable	522	(748)	1,229
Accrued expenses	(63)	12	872
Deferred income	23	90	(55)
Income taxes payable	(384)	199	(207)
Net cash provided by operating activities	3,749	2,065	3,423
Cash flows from investing activities:			
Purchase of property and equipment	(3,481)	(2,559)	(2,152)
Proceeds from sales of property and equipment	--	--	1,926
Net cash used in investing activities	(3,481)	(2,559)	(226)
Cash flows from financing activities:			
Proceeds from the exercise of options	291	308	2,953
Proceeds from the exercise of warrants	--	--	750
Proceeds from the issuance of common stock	--	--	5,319
Proceeds from the issuance of redeemable preferred stock and warrants	--	--	8,415
Repayments to bank	--	--	(14,364)
Payments to acquire treasury stock	(4,608)	(668)	--
Net cash provided from (used in) financing activities	(4,317)	(360)	3,073
Net increase (decrease) in cash and cash equivalents	(4,049)	(854)	6,270
Effect of exchange rates on cash and cash equivalents	519	(308)	(282)
Cash and cash equivalents at beginning of year	9,471	10,633	4,645
Cash and cash equivalents at end of year	$ 5,941	9,471	10,633
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 44	2	345
Income taxes	$ --	--	439
Supplemental disclosure of non-cash information:			
Preferred stock accretion	$ --	--	3,853

In 2000, the conversion of redeemable preferred stock to common stock totaled $9,433.

The accompanying notes are an integral part of these consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001, and 2000

1. Summary of Significant Accounting Policies

Description of Business

BioSource International, Inc. and subsidiaries (BioSource or the Company), develops, manufactures, markets and distributes products used worldwide in disease related biomedical research and clinical diagnostics, principally in the fields of immunology and molecular biology. Our products include ELISA assay test kits, clinical diagnostic kits, bioactive proteins, antibodies, bioactive peptides, oligonucleotides and related products. These products enable scientists to better understand the biochemistry, immunology and cell biology of the human body. Some examples would include certain diseases such as cancer, aging, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases.

Principles of Consolidation

The consolidated financial statements include the accounts of BioSource International, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Financial Instruments

The carrying value of financial instruments such as cash and cash equivalents, trade receivables, and payables approximates their fair value at December 31, 2002 and 2001 due to the short-term nature of these instruments.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value) for raw materials and work in process and the average-cost method for finished goods.

Depreciation and Amortization

Property and equipment are stated at cost. Depreciation and amortization of property and equipment and goodwill is provided using the straight-line method over the estimated useful lives of the related assets which generally range from three to fifteen years. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the lease term, whichever is shorter.

Goodwill and Intangible Assets

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. The amortization of goodwill and intangible assets was approximately $641,000, $1,098,000, and $1,093,000, for fiscal years ended December 31, 2002, 2001, and 2000, respectively. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." The Company used the present value method for determining the fair value of its reporting units. In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of all of the goodwill related to the acquisition of Quality ControlledBiochemicals ("QCB") and Biofluids in December 1998. In the third quarter of 2002, the Company received cash proceeds of $800,000 in an arbitration settlement related to its 1998 acquisition of QCB. This recovery, shown net of legal fees and applicable income taxes, totals $423,000 and is shown as a cumulative effect of a change in accounting principle for the three months ended September 30, 2002. The net impairment charge for goodwill resulting from the adoption of FAS 142 for the year ended December 31, 2002 is $2,447,000 and is shown in the accompanying condensed consolidated statement of operations as a cumulative effect of an accounting change.

Prior to 2002, the Company accounted for its intangible assets under FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under FAS 121, Long-Lived assets and intangible assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviewed for impairment by comparing the carrying amount of the asset to future cash flows expected to be generated by the asset.

The Company reviewed its remaining goodwill for impairment in the third quarter of 2002 using FAS No. 142 and determined that the carrying value was not impaired. Accordingly, the Company continues to carry the goodwill related to its 1996 acquisition of certain assets and assumed liabilities of Medgenix Diagnostics, SA, now BioSource Europe, S.A., a wholly-owned subsidiary of the Company on its Consolidated Balance Sheets.

Advertising, Marketing and Promotion Costs

Advertising, marketing and promotion costs are expensed as incurred. These costs charged to operations for the years ended 2002, 2001 and 2000 were $2,922,000, $2,489,000, and $2,261,000, respectively.

License Agreements

License agreements primarily for the use of antibodies are recorded at cost and are amortized using the straight-line method over the shorter of the estimated useful lives of the license or the license term (generally five to ten years). These costs are included with other assets in the accompanying consolidated balance sheets. Accumulated amortization at December 31, 2002 and 2001 was approximately $396,000 and $325,000, respectively.

Revenue Recognition

The Company's revenue is generated from the sale of products primarily manufactured internally. The Company does have a small amount of products that are sold on an outside equipment ("OEM") basis. The Company sells standard and custom products directly to end users and distributors and recognizes revenue upon transfer of title to the customer, which occurs upon shipment. General sales and payment terms to distributors are similar to those granted to end user customers. Certain end user customers prepay for product and request shipment of the product at future dates, primarily sera or media products. The Company records deferred revenue until such time as a product is shipped to a customer. Approximately 22% of the Company's 2002 net sales were to distributors. The Company's distribution agreements do not provide a general right of return. The amount of the Company's inventory held by distributors is not believed to be substantial.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has not provided U.S. federal or foreign withholding taxes on foreign subsidiary undistributed earnings as of December 31, 2002, because such earnings are intended to be permanently invested. It is not practicable to determine the U.S. Federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

Long-Lived Assets

It is our policy to account for long-lived assets (property, plant, equipment and intangible assets) at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets would be reduced to its estimated fair value based on discounted cash flows. As a result, the Company has determined that its long-lived assets are not impaired as of December 31, 2002 and 2001. Effective January 1, 2002, other long-lived assets are accounted for under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," it retains many of the fundamental provisions of that statement. The adoption of SFAS No. 144 did not have a material impact on the financial position or results from operations.

Stock Compensation

The Company accounts for stock-based compensation to employees and directors using the intrinsic value method.

Comprehensive Income (Loss)

Comprehensive income (loss) is the total of net income (loss) and all other non-owner changes in equity. Except for net income (loss) and foreign currency translation adjustments, the Company does not have any transactions or other economic events that qualify as comprehensive income (loss) as defined under SFAS No. 130.

Business Segment Reporting

Management of the Company has determined its reportable segments are strategic business units that offer both sales to external customers from geographic company facilities and sales to external customers in certain geographic regions. Significant reportable business segments are the United States and European facilities, and sales to external customers are summarized as those located in the United States, Europe, Japan and other. Information related to these segments is summarized in Note 12.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 does not have a material impact on the financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken to issue a guarantee. This liability would be recorded at the inception of the guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 does not have a material impact on the financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or when the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of FIN No. 46 will not have a material impact on the financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. That affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the valuation of inventories, accounts receivable allowances, the useful lives of assets for depreciation and amortization, evaluation of impairment, restructuring expense and accrual, litigation accruals and recoverability of deferred taxes.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents and trade accounts receivable. The credit risk associated with trade accounts is mitigated by a credit evaluation process, reasonably short collection terms and the geographical dispersion of sales transactions.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years Ended December 31, 2002, 2001 and 2000

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, whose functional currency is Euros, are translated at the rate of exchange at the balance sheet date, and related revenues and expenses are translated at the average exchange rate in effect during the period. Resulting translation adjustments are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in net income. Foreign currency transaction gains and losses were insignificant to the operating results for each of the years in the three-year period ended December 31, 2002.

2. *Inventories*

Inventories at December 31, 2002 and 2001 are summarized as follows (000's):

	2002	2001
Raw materials	$ 2,703	$ 2,367
Work in process	493	304
Finished goods	5,684	4,513
	$ 8,880	$ 7,184

3. *Property and Equipment*

Property and equipment at December 31, 2002 and 2001 are summarized as follows (000's):

	2002	2001
Machinery and equipment	$ 9,241	$ 6,919
Office furniture and equipment	3,708	2,604
Leasehold improvements	1,530	907
	14,479	10,430
Less accumulated depreciation and amortization	(7,081)	(5,022)
	$ 7,398	$ 5,408

4. *Goodwill and Intangible Assets – Adoption of Financial Accounting Statement 142*

In July 2001, the FASB issued FAS No. 141, "Accounting For Business Combinations," and FAS. 142, "Accounting for Goodwill and Other Intangible Assets."

The pro forma effects of implementation of FAS 142 to prior periods would be as follows: (amounts in thousands, except per share data):

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001 and 2000

	For Years Ended December 31,		
	2002	2001	2000
Reported income (loss)	$ (1,052)	741	(4,019)
Add:			
Impairment charge, net of tax	2,477		
Goodwill Amortization, net of tax	-	283	280
Adjusted net income (loss)	1,425	1,024	(3,739)
Basic net income (loss) per share:			
Reported income (loss)	$ (0.11)	0.07	(0.47)
Impairment charge, net of tax	0.25	-	-
Goodwill Amortization, net of tax	-	0.03	0.03
Adjusted net income (loss)	$ 0.15	0.10	(0.44)
Diluted net income (loss) per share:			
Reported income (loss)	$ (0.10)	0.07	(0.47)
Impairment charge, net of tax	0.24	-	-
Goodwill Amortization, net of tax	-	0.03	0.03
Adjusted net income (loss)	$ 0.14	0.09	(0.44)

Acquired Intangible assets are as follows (in thousands):

	As of December 31, 2002		As of December 31, 2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Developed Technology	$ 7,656	(2,115)	$ 7,656	(1,574)
Core technology	665	(181)	665	(137)
Tradename	257	(206)	257	(150)
Total	$ 8,578	(2,502)	$ 8,578	(1,861)

At December 31, 2002, estimated amortization expense was as follows (in thousands):

2003	$ 606
2004	$ 555
2005	$ 555
2006	$ 555
2007	$ 555

The changes in the carrying amount of goodwill for the year ended December 31, 2002, is as follows (in thousands):

	United States Segment	European Segment
Balance as of December 31, 2001	$ 4,629	307
Goodwill acquired during the year	-	-
Impairment losses	(4,629)	-
Balance as of December 31, 2002	$ -	307

5. *Redeemable Preferred Stock*

On February 15, 2000, the Company issued 371,300 shares of $0.001 par value Series B Redeemable Preferred Stock with an initial aggregate liquidation value of $9,000,300. The Series B Redeemable Preferred Stock was initially convertible into 1,485,200 shares of the Company's Common Stock at an effective price of $6.06 per share of Common Stock and entitled to dividends at an 8% annual rate. The holders received detachable warrants exchangeable for 1,287,000 shares of Common Stock at an exercise price of $7.77 per share. The Company allocated the net proceeds of $8,415,200 based on the relative fair value of the warrants ($1,840,700), the Series B Redeemable Preferred Stock ($5,579,400) and the beneficial conversion ($995,100).

On September 20, 2000, the Series B Redeemable Preferred Stock automatically converted to common stock as the last reported sales price of the Company's common stock had been above $20 for 20 consecutive days. Upon conversion, all of the originally issued redeemable preferred stock and $432,400 of redeemable preferred dividends were converted into 1,556,574 common shares at $6.06 per common share or $9,432,700. Total non-cash preferred stock dividends and effects of beneficial conversion related to the preferred stock totaling $3,853,000 were charged to net loss available to common shareholders.

6. *Common Stock and Treasury Stock*

In October 2001, the Company announced that its Board of Directors had approved a stock repurchase program. The Board has authorized the Company to repurchase up to $5,000,000 of its common stock. The repurchases are to be made at the discretion of management and can be made at any time, as market conditions warrant. The stock repurchase program will end June 30, 2003. On July 19, 2002, the Company amended the stock repurchase program and increased its repurchase commitment by $5 million to a total of $10 million. As of December 31, 2002, the Company had repurchased 878,000 shares of common stock and incurred a cash outlay totaling $5,276,000.

On September 18, 2000, a total of 351,400 shares of common stock were issued, for cash proceeds of $5,318,700. Two former executives of the Company invested a total of $850,000 in the Company, representing 51,400 shares of common stock and a major stockholder invested an additional $4,468,700, net of expenses, into the Company for 300,000 shares of common stock. The Company recorded stock compensation expense of $557,900 as the 51,400 shares of common stock were issued for less than market value, which is included in general and administrative expense on the accompanying Consolidated Statement of Operations.

7. *Stock Options, Purchase Plans and Warrants*

The Company currently has two stock option plans in place - the 1993 Stock Incentive Plan (the "1993 Plan") and the 2000 BSI non-qualified stock option Plan (the "2000 Plan"). The Company also has several stock option agreements with certain officers in effect.

Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

Under the 1993 Plan, incentive and non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of common stock. Options granted under the 1993 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001 and 2000

The per share weighted average market value of stock options granted during 2002, 2001 and 2000 was $6.20, $6.00, and $20.51, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	0.00%	0.00%	0.00%
Risk-free interest rate	3.82%	4.50%	4.76%
Expected volatility	106.42%	89.87%	100.00%
Expected option life (years)	5.18	4.81	8.10

The Company applies APB Opinion No. 25 in accounting for its stock option grants to employees and directors, and accordingly, no compensation cost, except for the expenses for two former officers of the Company (see detail below in this note), has been recognized for its stock options in the consolidated financial statements as the market value of the Company's common stock at the date of grant was equal to its exercise price on such date. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have changed to the pro forma amounts indicated below:

	2002	2001	2000
	(in thousands, except per share data)		
Net income (loss) available to common stockholders:			
As reported	$ (1,052)	$ 741	$ (4,019)
Add/deduct: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of tax effects	--	(233)	233
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(2,458)	(2,764)	(3,434)
Pro forma net loss available to common stockholders	$ (3,510)	$ (2,256)	$ (7,220)
Net income (loss) per share available to common stockholders:			
Basic – as reported	$ (0.11)	$ 0.07	$ (0.47)
Basic – pro forma	$ (0.36)	$ (0.22)	$ (0.84)
Diluted – as reported	$ (0.10)	$ 0.07	$ (0.47)
Diluted – pro forma	$ (0.36)	$ (0.22)	$ (0.84)

Pro forma net income (loss) available to common stockholders reflects compensation expense related to the vested portion of options granted during the periods October 1997 through December 2002.

To the extent that BioSource derives a tax benefit from options exercised by employees, such benefit is credited to additional paid-in capital. Tax benefits recognized totaling $56,000, $205,000, and $5,037,000 were credited to additional paid-in capital in fiscal 2002, 2001 and 2000, respectively.

The following summarizes the stock option transactions under the 1993 Plan and the 2000 Plan during the periods presented:

	Shares	Weighted average Exercise price
Options outstanding at December 31, 1999	1,516,425	$ 3.54
Options granted	1,338,198	16.19
Options exercised	(702,100)	3.55
Options canceled	(87,700)	5.89
Options outstanding at December 31, 2000	2,064,823	12.67
Options granted	904,647	7.84
Options exercised	(36,952)	2.50
Options canceled	(885,166)	17.55
Options outstanding at December 31, 2001	2,047,352	8.74
Options granted	388,300	6.20
Options exercised	(76,514)	3.10
Options canceled	(516,063)	13.18
Options outstanding at December 31, 2002	1,843,075	$ 7.20

At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options were as follows:

	Weighted Average Exercise Price	Weighted Average Life of Option	Number of Options Outstanding	Number of Options Currently Exercisable
	$1.37 - $3.10	4.90	290,246	289,221
	$3.11 - $6.20	7.70	570,841	288,412
	$6.21 - $9.30	8.10	524,144	197,816
	$9.31 - $15.50	8.00	279,958	128,527
	$15.51 - $31.00	7.70	177,886	103,625
Total		7.50	1,843,075	1,007,601

At December 31, 2002, 2001 and 2000, the number of options exercisable was 1,007,601, 777,836, and 621,015, respectively, and the weighted average exercise price of those options was $6.47, $6.41, and $4.06, respectively.

In 2000, under the 2000 Plan, two former officers of the Company received stock options at an exercise price less than fair value. The Company incurred a total stock option compensation expense of $388,000 in 2000. Additionally, in 2000 the Company recorded stock compensation expense of $558,000 for 51,400 shares of common stock issued to two former executives of the Company, for less than fair market value. Upon termination of the former officers in May 2001, the Company recognized a related expense reduction of $388,000 in the second quarter of 2001, as the former officers were terminated prior to their stock options vesting.

The Company has several stock option agreements with certain officers that are outside the 1993 and the 2000 Plan. The outstanding agreements expire from May 2003 through October 2011.

The following summarizes transactions outside the option plan during the periods presented:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 1999	502,500	$ 3.13
Options granted	--	--
Options exercised	(145,834)	3.91
Options canceled	(66,666)	2.81
Options outstanding at December 31, 2000	290,000	2.89
Options granted	280,000	5.19
Options exercised	(64,000)	2.61
Options canceled	--	--
Options outstanding at December 31, 2001	506,000	$ 4.19
Options granted	--	--
Options exercised	28,600	2.00
Options canceled	--	--
Options outstanding at December 31, 2002	477,400	$ 4.33

At December 31, 2002, the range of exercise prices and weighted average remaining contractual life of outstanding options under certain agreements were as follows:

	Weighted Average Exercise Price	Weighted Average Life of Option	Number of Options Outstanding	Number of Options Currently Exercisable
	$0.00 - $1.50	2.10	62,800	62,800
	$1.51 - $3.00	0.40	71,600	71,600
	$3.01 - $6.44	7.70	343,000	144,666
Total		5.90	477,400	279,066

At December 31, 2002, 2001 and 2000, the number of exercisable options was 279,066, 226,000, and 290,000, respectively, and the weighted average exercise price of those options was $3.72, $2.97, and $2.89, respectively.

During 2002, 2001 and 2000, 105,114, 100,952, and 847,934 stock options, respectively were exercised for proceeds totaling $291,000, $308,000, and $2,952,000 of cash received by the company.

During 2000, a total of 218,100 warrants were exercised for $750,000 and converted into 165,400 common shares.

Effective April 7, 1995, the Company adopted an Employee Stock Purchase Plan to provide substantially all full-time employees, excluding officers, an opportunity to purchase shares of its common stock through payroll deductions. In addition, the Company provides a matching contribution equal to 50% of the participant's contribution. All contributions are invested in the Company's common stock, which is purchased on the open market at prevailing market prices. Participants have a fully vested interest in the shares purchased with payroll deductions and become fully vested in the shares purchased with Company matching contributions after two years. The Company's matching expense for the years ended December 31, 2002, 2001 and 2000 was approximately $24,000, $19,000, and $20,000, respectively.

In connection with the issuance of Series B Redeemable Preferred Stock (see Note 6), 1,287,000 detachable stock purchase warrants were granted. The warrants have a term of up to five years from date of issuance and are exchangeable for 1,287,000 shares of Common Stock at an exercise price of $7.77 per share.

8. *Stockholder Rights Plan*

On February 16, 1999, the Company adopted a stockholders' rights plan to protect the Company and its stockholders from unsolicited attempts or inequitable offers to acquire the Company's stock. The rights plan has no immediate dilutive effect and does not diminish the Company's ability to accept an offer to purchase the Company that is approved by the board of directors. The stockholder rights plan was implemented through a dividend of one preferred share purchase right on each outstanding share of the Company's common stock outstanding on March 2, 1999. Each right will entitle stockholders to buy one one-thousandth of a share of Series A preferred stock at an exercise price of $24.50. The rights will become exercisable (with certain limited exceptions provided in the rights agreement) following the 10th day after: (a) a person or group announces an acquisition of 15% or more of the Company's common stock, (b) a person or group announces the commencement of a tender offer the consummation of which would result in ownership by the person or group of 15% or more of the Company's common stock, (c) the filing of a registration statement for any such exchange offer under the Securities Act of 1933, or (d) the Company's board of directors determining that a person is an "adverse person," as defined in the rights plan. The buyer or any "adverse person" would not be entitled to exercise rights under the rights plan. The effect of the rights plan is to discourage acquisitions of more than 15% of the Company's common stock without negotiations with the Company's board of directors. The Company can redeem the rights for $.001 per right at certain times as provided in the rights agreement. The rights expire on January 31, 2009.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001 and 2000

9. *Income Taxes*

Income (loss) before income taxes (benefit) for 2002, 2001 and 2000 were from the following sources (000's):

	2002	2001	2000
Domestic	$ 723	$ (1,203)	$ (1,994)
Foreign	683	1,874	1,255
	$ 1,406	$ 671	$ (739)

Income tax expense (benefit) is summarized as follows (000's):

	2002	2001	2000
Current:			
Federal	$ (440)	$ 95	$ 3,524
State and local	401	42	780
Foreign	552	71	55
	$ 513	208	4,359
Deferred:			
Federal	307	(70)	(3,866)
State and local	(549)	(350)	(1,114)
Foreign	(260)	142	48
	(502)	(278)	(4,932)
	$ 11	$ (70)	$ (573)

The primary components of temporary differences which give rise to deferred taxes at December 31, 2002 and 2001 are (000's):

	2002	2001
Deferred tax assets:		
Reserves for inventory	$ 1,517	$ 1,208
Purchased in-process technology/goodwill	3,046	1,472
Net operating loss carryforwards	4,290	4,746
Allowance for doubtful accounts	89	68
Accrual for severance	0	99
R & D and AMT credit carryforwards	1,570	1,188
Other	336	211
Total deferred tax assets.	10,848	8,992
Deferred tax liability		
Depreciation	165	82
Net deferred tax assets	$ 10,683	$ 8,910

Management has reviewed the recoverability of deferred income tax assets and has determined that it is more likely than not that the deferred tax assets will be fully realized through future taxable earnings.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001 and 2000

Actual income tax expense (benefit) differs from that obtained by applying the Federal income tax rate of 34% to income (loss) before income taxes (benefits) as follows (000's):

	2002	2001	2000
Computed "expected" tax expense (benefit)	$ 478	$ 228	$ (251)
Nondeductible items	24	--	--
State taxes (net of Federal benefit)	(98)	21	(34)
Tax credits	(213)	(338)	(437)
Extraterritorial Income Exclusion	(244)	--	--
Effect of foreign operations	50	(18)	66
Other	14	37	83
Total	$ 11	$ (70)	$ (573)

The Company does not provide for U.S. federal income taxes on the undistributed earnings of its foreign subsidiaries since the Company intends to reinvest indefinitely its earnings in such subsidiaries. It is not practical to determine the U.S. federal income tax liability, if any, that would be payable if such earnings were not reinvested indefinitely.

As of December 31, 2002, the Company has a net operating loss (NOL) carryforward of approximately $8,932,000 and $11,714,400 for Federal and State income tax purposes, respectively. The federal NOL's are available to offset future taxable income, if any, through 2020 to 2021. The state NOL's are available to offset future taxable income, if any, through 2006 to 2021.

10. *401(k) Benefit Plan*

The Company has a 401(k) profit sharing plan, which covers substantially all domestic employees of the Company. Plan participants may make voluntary contributions up to 20% of their earnings up to the statutory limitation. The Company's contribution is $0.25 for each $1.00 contributed by employees up to the first $2,000. Company contributions have no vesting period. The Company's contributions were $67,000, $57,000, $55,000 in 2002, 2001 and 2000, respectively.

11. *Business Segments*

BioSource primarily operates in one industry segment; the licensing, development, manufacture, marketing and distribution of biological reagents and test kits used in biomedical research.. The Company's customers are not concentrated in any specific geographic region and no single customer accounts for a significant amount of our sales.

Our accounting policies for the segments below are the same as those described in the summary of significant accounting policies, except that we are only able to track net sales for the geographic "Sales-to" segments. The Company evaluates performance for the "Sales-from" segments on net revenues and profit or loss from operations. The Company's reportable segments are strategic business units that offer geographic product availability. They are managed separately because each business requires different marketing and distribution strategies. Business segment information is summarized as follows (000's):

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of December 31, 2002 and 2001 and for the Years
Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Sales - from Segments:			
Net sales to external customers from:			
United States:			
Domestic	$ 23,574	$ 21,027	$ 18,843
Export	4,082	4,623	4,303
Total United States	27,656	25,650	23,146
Europe	12,399	9,525	9,064
Consolidated	$ 40,055	$ 35,175	$ 32,210
Operating income (loss):			
United States	$ (1,250)	$ (1,970)	$ (2,204)
Europe	2,533	2,181	1,393
Consolidated	$ 1,283	$ 211	$ (811)

	2002	2001	2000
Sales - to Segments:			
Net sales to external customers in:			
United States	$ 23,574	$ 21,027	$ 18,843
Europe	10,940	8,846	8,180
Japan	3,319	3,085	3,203
Other	2,222	2,217	1,984
Consolidated	$ 40,055	$ 35,175	$ 32,210
Sales – by Product group			
Net sales by product group:			
Biological reagents	$ 20,944	$ 19,360	$ 17,169
Test kits	19,111	15,815	15,041
	$ 40,055	$ 35,175	$ 32,210
Identifiable assets at end of year:			
United States	$ 36,263	$ 42,420	
Europe	10,243	7,421	
Consolidated	$ 46,506	$ 49,841	
Net interest expense (income):			
United States	$ (92)	$ (363)	$ 58
Europe	(21)	(11)	(22)
Consolidated	$ (113)	$ (374)	$ 36
Depreciation and amortization:			
United States	$ 2,028	$ 2,145	$ 1,785
Europe	296	286	371
Consolidated	$ 2,324	$ 2,431	$ 2,156
Capital Expenditures:			
United States	$ 3,132	$ 2,106	$ 1,913
Europe	349	453	239
Consolidated	$ 3,481	$ 2,559	$ 2,152

12. *Commitments and Contingencies*

At December 31, 2002, future minimum payments under the Company's non-cancelable leases are as follows (in thousands):

2003	$ 1,440
2004	1,340
2005	1,048
2006	579
2007	53
Thereafter	--
	$ 4,460

Rent expense for 2002 totaled $1,412,000.

On June 14, 2000, one of our former employees, Jordan Fishman, Ph.D., filed a legal action against us in the United States Central District Court of California alleging breach of Dr. Fishman's Employment Agreement and a number of other causes of action. BioSource filed a counter claim against Dr. Fishman, and a number of pre-trial motions, the result of which was that only the breach of contract claim and BioSource's counter claim remained for trial. On January 14, 2002, shortly before the scheduled trial date, plaintiff agreed to settle the case and the DiSorbo Lawsuit discussed below for $275,000, which was expensed in 2001.

Dr. Fishman also sued Dennis DiSorbo, Ph.D., a Vice President of our QCB division, in the Superior Court of Worcester, Massachusetts for wrongfully interfering with his employment contract with BioSource (the "DiSorbo Lawsuit"). The DiSorbo Lawsuit was stayed pending the determination of the California Lawsuit. The parties agreed to settle the DiSorbo Lawsuit as part of the settlement of the California Lawsuit without additional consideration.

In June 2000, the former shareholders of QCB commenced a AAA arbitration proceeding against the Company seeking the recovery of escrowed funds from the purchase of QCB that were withheld from the purchase price paid by the Company as security for claims that might be discovered after closing. The Company filed a counterclaim against the former shareholders of QCB, including Dr. Fishman, in the arbitration to recover damages. Management believes we suffered in connection with inaccuracies in, and/or breaches of the representations and warranties contained in, the original Stock Purchase Agreement for QCB executed on December 9, 1998. In our counterclaim, we sought to recover $1,347,000 of escrowed funds. On July 2, 2002, we settled the arbitration and all related claims against the former shareholders of QCB and Dr. Fishman in consideration of the payment to us of $800,000 from the escrowed funds. The remaining funds held in escrow were released to the former shareholders of QCB. This settlement is considered to be a reduction of the goodwill originally recorded in the acquisition of QCB. That goodwill was written off as a cumulative effect of accounting change in the adoption of FASB Statement No. 142 during the first quarter of 2002. The settlement was accounted for as an adjustment to the cumulative effect of accounting change during the third quarter of 2002.

The Company is involved in various other claims and lawsuits incidental to its business. In the opinion of management, these claims and suits in the aggregate will not materially affect the financial position, results of operations or liquidity of the Company.

13. *Earnings Per Share*

The Company presents basic and diluted earnings (loss) per share ("EPS"). Basic EPS is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from securities that could share in the earnings of the Company.

The reconciliation of basic to diluted weighted average shares is as follows:

	Year ended December 31,		
	2002	2001	2000
Net income (loss) available to common stockholders used for basic and diluted income (loss) per share	$ (1,052)	$ 741	$ (4,019)
Weighted average shares used in basic computation	9,787	10,398	8,584
Dilutive stock options and warrants	402	567	--
Weighted average shares used for diluted computation	10,189	10,965	8,584

Options to purchase 1,040,125, 793,332, and 90,003 shares of common stock at prices ranging from $6.08 to $31.00, $8.00 to $31.00, and $17.13 to $27.38 were outstanding during 2002, 2001 and 2000, respectively, but were not included in the computation of diluted earnings (loss) per share because the options' exercise price was greater than the average market price of the common shares. Options to purchase 1,190,469 shares of common stock at prices ranging from of $1.37 to $12.18 per share were outstanding during 2000 but were not included in the computation of diluted loss per share because the options were antidilutive, as the Company incurred a net loss for that year.

Warrants to purchase 1,287,000 shares at an exercise price of $7.77 per share were outstanding as of December 31, 2002 and 2000 but were not included in the computation of diluted net income per share because their effect would be anti-dilutive.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES

Schedule II – Valuation and Qualifying Account
Years Ended December 31, 2002, 2001 and 2000

	Balance at Beginning of Year	Provision Charged to Income	Deductions Accounts Written Off	Balance at End of Year
		(000's)		
2000-allowance for doubtful accounts............	$ 328	139	324	143
2001-allowance for doubtful accounts............	$ 143	125	7	261
2002-allowance for doubtful accounts............	$ 261	140	140	261

See accompanying independent auditors' report.

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002

Exhibit Number	Description
3.1	Certificate of Incorporation of Registrant (1)
3.2	Bylaws of Registrant (1)
4.1	Specimen Stock Certificate of Common Stock of Registrant (1)
4.2	Certificate of Designation of Series A Preferred Stock (9)
4.3	Certificate of Designation of Series B Preferred Stock (11)
4.4	Rights Agreement, dated as of February 25, 1999, between Registrant and U.S. Stock Transfer and Trust Corporation, as Rights Agent (9)
4.5	Amendment to Rights Agreement, dated as of January 10, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.6	Second Amendment to Rights Agreement, dated September 28, 2000, between Registrant and U.S. Stock Transfer and Trust Corporation (13)
4.7	Form of Right Certificate (9)
4.8	Summary of Share Purchase Rights (9)
4.9	Investor Rights Agreement dated February 15, 2000, by and among Registrant, Genstar Partners II, L.P. and Stargen II LLC (12)
4.10	Amendment to Investor Rights Agreement dated September 18, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays and George Uveges (13)
4.11	Second Amendment to Investor Rights Agreement, dated September 28, 2000, among Registrant, Genstar Capital Partners II, L.P., Stargen II LLC, Russell D. Hays, George Uveges, Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
4.12	Warrant to Purchase Common Stock of Registrant issued to Genstar Capital Partners II, L.P. on February 15, 2000 (12)
4.13	Warrant to Purchase Common Stock of Registrant issued to Stargen II LLC on February 15, 2000 (12)
10.1	Registrant's 1993 Stock Incentive Plan (4)
10.2	Licensing Agreement dated May 1, 1990, by and between TAGO, Inc., as licensee, and St. Jude's Children's Hospital, as licenser (1)
10.3	License Agreement dated February 14, 1991, by and between Registrant and Schering Corporation (1)
10.4	License Agreement dated October 1, 1993, by and between Registrant, as licensee, and Schering Corporation, as licensor (2)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
10.5	Separation and Consulting Agreement between Registrant and James H. Chamberlain dated September 19, 2000 (15)
10.6	License Agreement dated February 7, 1994, by and between Registrant, as licensee and Fundacio Clinic (4)
10.7	Form of Indemnification Agreement for Directors and Executive Officers (6)
10.8	List of Indemnities relating to Form of Indemnification Agreement previously filed as Exhibit 10 (16)
10.9	Registrant's Employee Stock Purchase Plan (7)
10.10	Securities Purchase Agreement dated January 10, 2000, by and among Registrant, Genstar Capital Partners II, L. P. and Stargen II LLC (15)
10.11	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Genstar Capital Partners II, L.P. (13)
10.12	Amendment to Securities Purchase Agreement, dated as of September 28, 2000, among the Registrant, Genstar Capital Partners II, L.P., Jean-Pierre Conte, Richard Hoskins, Richard Paterson and Robert Weltman (13)
10.13	Securities Purchase Agreement, effective as of August 9, 2000, between the Registrant and Russell D. Hays (13)
10.14	Securities Purchase Agreement, effective as of September 5, 2000, between the Registrant and George Uveges (13)
10.15	Letter agreement regarding employment, dated August 2, 2000, between Registrant and Russell D. Hays (15)
10.16	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and Russell D. Hays (15)
10.17	Letter agreement regarding employment, dated August 18, 2000 between Registrant and George Uveges (15)
10.18	Amendment to letter agreement regarding employment, dated September 18, 2000, between Registrant and George Uveges (15)
10.19	Registrant's 2000 Non-Qualified Stock Option Plan (14)
10.20	Lease Agreement for 542 Flynn Road, dated March 7, 2000, between Registrant and Lincoln Ventura Technology Center (15)
10.21	Executive Employment Agreement between Registrant and Leonard M. Hendrickson, dated September 24, 2001 (16)

EXHIBIT INDEX
FOR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002, CONTINUED

Exhibit Number	Description
21	Subsidiaries of the Company:

Name	State/Country of Incorporation
Keystone Laboratories, Inc.	California
BioSource V.I. FSC., LTD	U.S. Virgin Islands
BioSource Europe S.A	Belgium
BioSource B.V.	Holland
BioSource GmbH	Germany
BioSource U.K., Ltd	U.K.
Quality Controlled Biochemicals, Inc	Massachusetts
Javelle, Inc	Massachusetts

Exhibit Number	Description
23.1	Consent of KPMG LLP, Independent Public Accountants
99.1	Certificate of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on October 22, 1992, as amended.
(2) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1992.
(3) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1993.
(4) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1994.
(5) Incorporated by reference to the Company's Form 10KSB for the year ended December 31, 1995.
(6) Incorporated by reference to the Company's Registration Statement on Form SB-2 (SEC No. 333-3336) as filed with the Securities and Exchange Commission on May 31, 1996, as amended.
(7) Incorporated by reference to the Company's Registration Statement on Form S-8 (SEC No. 33-91838) as filed with the Securities and Exchange Commission on May 4, 1995.
(8) Incorporated by reference to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on February 19, 1999.
(9) Incorporated by reference to the Company's Current Report on Form 8-A filed with the Securities and Exchange Commission on March 1, 1999.
(10) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.
(11) Incorporated by reference to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 16, 2000.
(12) Incorporated by reference to Amendment No. 1 to the Company's Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on March 22, 2000.
(13) Incorporated by reference to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 26, 2000, and as amended on October 31, 2000.
(14) Incorporated by reference to the Company's definitive proxy statement as filed with the Securities and Exchange Commission on May 16, 2000.
(15) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.
(16) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2001.

Exhibit 99.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of BioSource International, Inc., a Delaware corporation (the "Company"), do hereby certify with respect to the Annual Report of the Company on Form 10-K for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "10-QK Report") that:

(1) the 10-K Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-K Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 27, 2003

/s/ Leonard M. Hendrickson
Leonard M. Hendrickson
President and
Chief Executive Officer

Date: March 27, 2003

/s/ Charles C. Best
Charles C. Best
Executive Vice President and
Chief Financial Officer

Exhibit 23.1

Consent of KPMG LLP, Independent Public Accountant

The Board of Directors
BioSource International, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-91838) on Form S-8 of BioSource International, Inc. of our report dated February 14, 2003 relating to the consolidated balance sheets of BioSource International, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which report appears in the December 31, 2002 annual report on Form 10-K of BioSource International, Inc.

(signed) KPMG LLP

Los Angeles, California
March 25, 2003



Charles Best
Chief Financial Officer
BioSource International, Inc.
chuckb@biosource.com
(805) 383-5249

BioSource International, Inc. Announces 11% Increase in Sales and $103,000 in Net Income for the First Quarter 2003

Camarillo, Calif. – April 29, 2003

BioSource International, Inc. (NASDAQ: BIOI), announced today its operating results for the first quarter ended March 31, 2003.

Net sales for the three months ended March 31, 2003 were a record $10.9 million, an increase of $1.1 million, or 11%, compared to net sales for the three months ended March 31, 2002 and net income available to common shareholders for the quarter ended March 31, 2003 was $103,000 compared to a net loss available to common shareholders of $2,499,000 for the comparable period in 2002.

Len Hendrickson, President and CEO of BioSource, commented, "We returned to a double digit growth rate in the first quarter of 2003 and became profitable. Our investment in research and development last year which resulted in the introduction of 54 phospho specific antibodies and 18 phopshoELISA™s has paid off with a revenue growth rate of over 60% for our Signal Transduction Products . We have a number of significant products being launched this quarter, notably more phosphoELISA™s and our first phosphoLuminex assays, which will continue to drive our strong growth in this key area for the company."

Net income available to common shareholders for the three months ended March 31, 2003 was $103,000 or $.01 per diluted share compared to a net loss available to common shareholders of $2,499,000 or $.23 per diluted share for the three months ended March 31, 2002. In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of Financial Accounting Standards ("FAS") 142, Accounting for Goodwill and Other Intangible Assets. Operating income for the three months ended March 31, 2003 was $121,000 compared to an operating loss of $374,000 for the three months ended December 31, 2002.

The company's revenues benefited by a $551,000 positive impact of foreign exchange.

To better drive growth and focus on key market opportunities the Company has divided its business into three core areas: The Strategic Business Units ("SBU's") of Signal Transduction Products, Cytokine Products, and Custom Products. Signal Transduction Products consists of the proteins, antibodies, assays and other reagents used to study internal cellular processes. Our phosphospecific antibodies and phosphoELISA™s are included in this SBU. Cytokine Products include the proteins, anitbodies, assays and other reagents that are used to study the processes by which cells communicate. Interleukin, growth factor and other biological response modifier products are included in this group. Custom Products includes oligonucleotides, custom peptides and antibodies, cell culture and diagnostics and other reagents not specifically categorized.

For the three months ended March 31, 2003, the company's signaling product lines, grew 62% compared to the comparable prior year quarter, from $1,495,000 to $2,430,000, The Company's sales growth in its cytokine product lines for the quarter ending March 31, 2003 was 7%, growing from $4,566,000 to $4,877,000, compared to the three months ended March 31, 2002. The Company custom product lines decreased 3% compared to the comparable prior year quarter, from $3,720,000 to $3,592,000. Len Hendrickson, the Company's President and CEO noted, "This new structure will enable us to capitalize on the significant opportunities in our core signaling and cytokine markets while better managing our custom products business. Signal Transduction and Cytokine Products were a major focus of our research and development efforts in 2002 and we believe the growth rate of 20% in our combined Signal Transduction and Cytokine Product lines this quarter demonstrates the importance of these areas to BioSource.."

Gross profit margin was 57% for both the three months ended March 31, 2003 and 2002. The Company margins remained constant in part due to the continued investment in production and planning related areas within the Company. The Company's margins in its cytokine and signaling core product lines continues to be strong. The margins in our custom product lines have limited our overall gross margin improvement.

Research and development expense for the three months ended March 31, 2003 and 2002 were $1,979,000 and $1,293,000 and represented 18% and 13% of sales, respectively. The increase in research and development expenses for the three months ended March 31, 2003 when compared to the comparable prior year period reflects the Company's incremental investment in additional personnel and materials in the cytokine and signal transduction research areas. The company has made a significant investments in its R & D capabilities over the past 15 months. The result of this investment has been the release of significantly more and higher quality and novel products, and resulted in increased sales in both the cytokine and signaling product lines. Quarterly expenditures in R&D for the remainder of 2003 are expected to be slightly less than those in the first quarter of 2003.

Selling, marketing and administrative expenses were $4.0 million for the three months ended March 31, 2003 and $3.7 million for the three months ended March 31, 2002 representing 36% and 38% of sales, respectively. The Company continues to manage its SG&A expenses downward as a percentage of sales. In the three months ended March 31, 2003, our sales and marketing expenses in personnel and marketing programs increased $100,000 from the comparable prior year period.

In 2003, the company changed its method in accounting for its annual catalog advertising costs. In the past, the Company has expensed catalog advertising costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, the Company put a substantial effort into increasing the numbers of customers in its customer database and in conjunction with that, its dependence on its catalog to attract more customers. Accordingly, beginning in 2003, the Company is capitalizing its catalog costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-7. In the first quarter of 2002, the Company expensed approximately $359,000 of catalog costs compared to $113,000 for the first quarter of 2003. The Company does not anticipate its annual catalog costs to be materially different from 2002 to 2003.

The effective tax rate for the three months ending March 31, 2003 was 10%. The Company is benefiting from R & D and other tax credits which when applied to income levels for the periods presented is resulting in effective tax rates lower than the current applicable federal and state statutory rates. The Company has elected to utilize the Extraterritorial Income Exclusion ("EIE") federal tax credit, which, along with other tax credits, has reduced its effective tax rate for 2003 to 10%.

Additionally, the Board of Directors of BioSource International, Inc., on April 22, 2003, approved extending the expiration date of the Company's current stock repurchase program from June 2003 until June 2004. In addition, the Board approved adding $5 million to its current $10 million dollar allowable repurchase commitment, bringing the total limit to $15 million. In the first quarter of 2003, the Company spent $662,000 repurchasing 110,000 shares of its common stock under its stock repurchase program, bringing the total number of shares repurchased since October 2001 to 989,000 and total cash outlays to $5.9 million. This has contributed to the reduction in weighted average diluted shares outstanding for the three months ended March 31, 2003 to 10,026,000 compared to the 10,757,000 diluted shares for the three months ended March 31, 2002. Since inception, the company has repurchased 9% of its outstanding common stock.

The Company will conduct a conference call today at 10:00 A.M. Pacific Time. All interested parties may call (800) 237-9752, reservation number 7881688 to participate in the call. In addition, the Company will be web casting the conference call. You can participate by going to our website at www.biosource.com and entering the investor relations' portion of the website.

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BioSource International, Inc. is a broad based life sciences company focused on providing integrated solutions in the areas of functional genomics, proteomics, and drug discovery through the development, manufacturing, marketing and distribution of unique biologically active reagent systems which facilitate, enable and accelerate pharmaceutical development and biomedical research.

This press release contains statements about expected future events that are forward-looking and subject to risks and uncertainties. For these statements, we claim the safe harbor for "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ and vary materially from expectations include, but are not limited to, our ability to expand our product offerings and any transition to new products, product quality and availability, any change in business conditions, changes in our sales strategy and product development plans, competitive pricing pressures, continued market acceptance of our products, name recognition of our products, delays in the development of new technology, intellectual property and proprietary rights may not be valid or infringe the rights of others, changes in customer buying pattern issues, one-time events and other important factors disclosed previously and from time to time in our filings with the Securities and Exchange Commission. These cautionary statements by us should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by us. We cannot always predict or determine after the fact what factors would cause actual results to differ materially from those indicated by the forward-looking statements or other statements. In addition, readers are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "objectives," "anticipates," "intends," "targets," "projections", or the like to be uncertain and forward-looking. All cautionary statements should be read as being applicable to all forward-looking statements wherever they appear. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

		March 31, 2003	December 31, 2002
ASSETS			
Current assets:			
Cash and cash equivalents	$	3,840	5,941
Accounts receivable, less allowance for doubtful accounts of $264 at March 31, 2003 and $261 at December 31, 2002		7,129	6,157
Inventories, net		9,483	8,880
Prepaid expenses and other current assets		862	538
Deferred income taxes		1,873	1,873
Total current assets		23,187	23,389
Property and equipment, net		7,186	7,398
Intangible assets net of accumulated amortization of $2,800 at March 31, 2003 and $2,655 at December 31, 2002		5,931	6,076
Goodwill		307	307
Other assets		537	526
Deferred tax assets		8,810	8,810
	$	45,958	46,506
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$	2,639	3,115
Accrued expenses		2,792	2,910
Deferred revenue		378	427
Income tax payable		664	341
Total current liabilities		6,473	6,793
Commitments and contingencies			
Stockholders' equity:			
Common stock, $.001 par value. Authorized 20,000,000 shares: issued and outstanding 9,610,305 shares at March 31, 2003 and 9,676,931 at December 31, 2001		10	10
Additional paid-in capital		43,929	44,500
Accumulated deficit		(3,279)	(3,382)
Accumulated other comprehensive loss		(1,175)	(1,415)
Net stockholders' equity		39,485	39,713
	$	45,958	46,506

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended March 31, 2003 and 2002
(Amounts in thousands, except per share data)
(Unaudited)

		Three Months Ended March 31,	
		2003	2002
Net sales	$	10,899	9,781
Cost of sales		4,690	4,196
Gross profit		6,209	5,585
Operating expenses:			
Research and development		1,979	1,293
Sales and marketing		2,388	2,266
General and administrative		1,576	1,460
Amortization of intangibles		145	160
Total operating expenses		6,088	5,179
Operating income		121	406
Interest income, net		11	40
Other income (expense), net		(18)	30
Income before income taxes		114	476
Income tax expense		11	105
Net income before cumulative effect of accounting change		103	371
Cumulative effect of accounting change (net of applicable income taxes of $1,759)		-	(2,870)
Net income (loss) available to common shareholders	$	103	(2,499)
Net income per share before accounting change:			
Basic	$	0.01	0.04
Diluted	$	0.01	0.03
Net income (loss) per share after accounting change:			
Basic	$	0.01	(0.25)
Diluted	$	0.01	(0.23)
Shares used to compute net income (loss):			
Basic		9,635	10,190
Diluted		10,026	10,757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2003

Commission File Number 000-21930

BIOSOURCE INTERNATIONAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**77-0340829**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
542 Flynn Road, Camarillo, California	**93012**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(805) 987-0086**

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES √ NO ___

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes [_] No [X].

The number of shares of the Registrant's common stock, $.001 par value, outstanding as of May 9, 2003 was 9,553,705.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
FORM 10-Q
March 31, 2003

INDEX

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
(Unaudited)

	March 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,840	5,941
Accounts receivable, less allowance for doubtful accounts of $264 at March 31, 2003 and $261 at December 31, 2002	7,129	6,157
Inventories, net (note 3)	9,483	8,880
Prepaid expenses and other current assets	862	538
Deferred income taxes	1,873	1,873
Total current assets	23,187	23,389
Property and equipment, net (note 4)	7,186	7,398
Intangible assets net of accumulated amortization of $2,646 at March 31, 2003 and $2,502 at December 31, 2002 (note 5)	5,931	6,076
Goodwill	307	307
Other assets	537	526
Deferred tax assets	8,810	8,810
	$ 45,958	46,506
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,639	3,115
Accrued expenses	2,792	2,910
Deferred revenue	378	427
Income tax payable	664	341
Total current liabilities	6,473	6,793
Commitments and contingencies		
Stockholders' equity:		
Common stock, $.001 par value. Authorized 20,000,000 shares: issued and outstanding 9,610,305 shares at March 31, 2003 and 9,676,931 at December 31, 2002.	10	10
Additional paid-in capital	43,929	44,500
Accumulated deficit	(3,279)	(3,382)
Accumulated other comprehensive loss	(1,175)	(1,415)
Net stockholders' equity	39,485	39,713
	$ 45,958	46,506

The accompanying notes are an integral part of these condensed consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended March 31, 2003 and 2002
(Amounts in thousands, except per share data)
(Unaudited)

	2003	2002
Net sales	$ 10,899	9,781
Cost of sales	4,690	4,196
Gross profit	6,209	5,585
Operating expenses:		
Research and development	1,979	1,293
Sales and marketing	2,388	2,266
General and administrative	1,576	1,460
Amortization of intangibles	145	160
Total operating expenses	6,088	5,179
Operating income	121	406
Interest income	11	40
Other income (expense), net	(18)	30
Income before income taxes	114	476
Income tax expense	11	105
Income before cumulative effect of accounting change	103	371
Cumulative effect of accounting change (net of applicable income taxes $1,759)	---	(2,870)
Net income (loss)	$ 103	(2,499)
Net income per share before accounting change:		
Basic	$ 0.01	0.04
Diluted	$ 0.01	0.03
Net income (loss) per share:		
Basic	$ 0.01	(0.25)
Diluted	$ 0.01	(0.23)
Shares used to compute per share amounts:		
Basic	9,635	10,190
Diluted	10,026	10,757

The accompanying notes are an integral part of these condensed consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2003 and 2002
(Amounts in thousands)
(Unaudited)

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 103	(2,499)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation and amortization	653	496
Cumulative effect of accounting change	---	4,629
Income tax benefit from the exercise of stock options	---	95
Changes in assets and liabilities:		
Accounts receivable	(864)	(379)
Inventories	(350)	(162)
Prepaid expenses and other current assets	(324)	16
Deferred income taxes	---	(1,759)
Other assets	(11)	(69)
Accounts payable	(525)	436
Accrued expenses	(173)	(306)
Deferred revenue	(49)	(33)
Income taxes payable	313	9
Net cash provided from (used in) operating activities	(1,227)	569
Cash flows from investing activities:		
Purchase of property and equipment	(238)	(623)
Net cash used in investing activities	(238)	(623)
Cash flows from financing activities:		
Proceeds from the exercise of options	95	40
Payments to acquire treasury stock	(666)	(3,080)
Net cash used in financing activities	(571)	(3,040)
Net decrease in cash and cash equivalents	(2,036)	(3,189)
Effect of exchange rates on cash and cash equivalents	(65)	58
Cash and cash equivalents at beginning of period	5,941	9,471
Cash and cash equivalents at end of period	$ 3,840	6,340
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Interest	$ ---	1
Income taxes	$ ---	---

The accompanying notes are an integral part of these condensed consolidated financial statements.

BIOSOURCE INTERNATIONAL, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Unaudited Financial Statements

1. Basis of Presentation

The accompanying condensed consolidated financial statements of BioSource International, Inc. (the "Company") are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, for the fiscal year ended December 31, 2002. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments that are necessary for a fair presentation. The results of operations for the three months ended March 31, 2003, are not necessarily indicative of results to be expected for the full fiscal year.

2. General

The Company develops, manufactures, markets and distributes products and services that are widely used in biomedical research. Our products and services enable scientists to better understand the biochemistry, immunology and cell biology of the human body, aging and certain diseases such as cancer, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases. We have a wide variety of products, including immunoassay and ELISA test kits; immunological reagents, including bioactive proteins (cytokines, growth factors and adhesion molecules), oligonucleotides, and monoclonal and polyclonal antibodies. We also manufacture and market custom oligonucleotides, peptides and antibodies to the specifications of our customers. We use recombinant DNA technology to produce cytokines and other proteins.

In the quarter ended March 31, 2003, the Company capitalized its annual catalog production costs. In the past, the Company has expensed catalog production costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, and after production of the catalog, the Company put substantial effort into increasing the number of customers in its customer database and in conjunction with that, its dependence on its catalog to attract more customers. As a result, the Company believes that their 2003 catalog is a direct response advertisement whose primary purpose is to elicit sales to customers who respond specifically to the catalog resulting in probable future economic benefit. Accordingly, beginning in 2003, the Company is capitalizing its catalog production costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-07. In the first quarter of 2002, the Company expensed approximately $359,000 of catalog costs compared to $113,000 for the first quarter of 2003. The Company does not anticipate its annual catalog costs to be materially different from 2002 to 2003.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material impact on the Company's financial position or results of operations.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No.141, "Accounting For Business Combinations," and FAS No. 142, "Accounting For Goodwill and Other Intangible Assets." FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2002. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of goodwill related to the acquisitions of Quality Controlled

Biochemicals ("QCB") and Biofluids in December 1998. The Company continues to carry certain identifiable intangible assets with definite useful lives on its balance sheet. The amortization associated with these identifiable intangible assets was approximately $145,000 and $160,000 for the quarters ended March 31, 2003 and 2002, respectively.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements apply to all companies for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others." FIN No. 45 requires a company to recognize a liability for the obligations it has undertaken to issue a guarantee. This liability would be recorded at the inception of the guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions of the statement apply to financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires a company to consolidate variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or when the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception for any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after June 15, 2003. The Company believes that the adoption of FIN No. 46 will not have a material impact on its financial position or results of operations.

3. Inventories (amounts in thousands):

	March 31, 2003	Dec. 31, 2002
Raw materials	$ 2,812	2,703
Work in process	622	493
Finished goods	6,049	5,684
	$ 9,483	8,880

4. Property and Equipment (amounts in thousands):

	March 31, 2003	Dec. 31, 2002
Machinery and equipment	$ 9,207	9,241
Office furniture and equipment	3,857	3,708
Leasehold improvements	1,657	1,530
	14,721	14,479
Less accumulated depreciation and amortization	(7,535)	(7,081)
	$ 7,186	7,398

5. Goodwill and Intangible Assets – Adoption of Financial Accounting Statement 142

The Company implemented Financial Accounting standard ("FAS") 141 and 142 in January 2002. In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of all of the goodwill related to the acquisition of Quality Controlled Biochemicals ("QCB") and Biofluids in December 1998. The Company continues to carry certain identifiable intangible assets with definite useful lives on its balance sheet. The amortization associated with these identifiable intangible assets was approximately $145,000 and $160,000 for the quarters ended March 31, 2003 and 2002, respectively.

6. Stock Options, Purchase Plans and Warrants

The Company currently has two stock option plans in place - the 1993 Stock Incentive Plan (the "1993 Plan") and the 2000 BSI non-qualified stock option Plan (the "2000 Plan"). The Company also has several stock option agreements with certain officers in effect.

Under the 2000 Plan, non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of the company's common stock. Options granted under the 2000 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

Under the 1993 Plan, incentive and non-qualified stock options may be granted to full-time employees, part-time employees, directors and consultants of the Company to purchase a maximum of 2,000,000 shares of common stock. Options granted under the 1993 Plan vest and are generally exercisable at the rate of 25% each year beginning one year from the date of grant. The stock options generally expire ten years from the date of grant.

The Company applies APB Opinion No. 25 in accounting for its stock option grants to employees and directors, and accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements as the market value of the Company's common stock at the date of grant was equal to its exercise price on such date. Had the Company determined compensation cost based upon the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) would have changed to the pro forma amounts indicated below:

	Three Months Ended March 31,	
	2003	2002
	(in thousands, except per share data)	
Net income (loss):		
As reported	$ 103	(2,499)
Add/deduct: Total stock-based employee compensation expense determined under intrinsic value based method for all awards, net of tax effects	---	---
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(278)	(542)
Pro forma net loss available to common shareholders	$ (175)	(3,041)
Net income (loss) per share:		
Basic – as reported	$ 0.01	(0.25)
Basic – pro forma	$ (0.02)	(0.30)
Diluted – as reported	$ 0.01	(0.23)
Diluted – pro forma	$ (0.02)	(0.30)

7. Earnings per Share

The reconciliation of basic to diluted weighted average shares is as follows (amounts in thousands):

	Three Months ended March 31,	
	2003	**2002**
Weighted average shares used in basic computation	9,635	10,190
Dilutive stock options and warrants	391	567
Weighted average shares used for diluted computation	10,026	10,757

Options to purchase 1,036,962 and 1,241,848 shares were not included in the computation of diluted net income per share for the three month periods ended March 31, 2003 and 2002, respectively because their effect would be anti-dilutive.

Warrants to purchase 1,287,000 shares at a weighted average exercise price of $7.77 per share were outstanding as of March 31, 2003 and 2002 but were not included in the computation of diluted net income per share for the three months ended March 31, 2003 and 2002 because their effect would be anti-dilutive.

8. Stockholders' Equity

Comprehensive income (loss) is determined as follows (amounts in thousands):

	Three Months ended March 31,	
	2003	2002
Net income (loss)	$ 103	(2,449)
Foreign currency translation adjustments	240	(3)
Total comprehensive income (loss)	$ 343	(2,502)

9. Business Segments

The Company is engaged in a single industry, the licensing, development, manufacture, marketing and distribution of immunological reagents, test kits and oligonucleotides used in biomedical research and human diagnostics. Our customers are not concentrated in any specific geographic region and no single customer accounts for a significant amount of our sales.

Management of the Company has determined its reportable segments are strategic business units that offer both sales to external customers from geographic company facilities and sales to external customers in certain geographic regions. Significant reportable business segments are the United States and European facilities, and sales to external customers are summarized as those located in the United States, Europe, Japan and other. We evaluate performance for the "Sales-from" segments on net revenue and profit and loss from operations. Our reportable segments are strategic business units that offer geographical product availability. They are managed separately because each business requires different marketing and distribution strategies. Business information is summarized as follows:

	Three Months Ended March 31,	
	2003	2002
Sales - from Segments (in thousands) :		
Net sales to external customers from:		
United States:		
Domestic	$ 6,027	$ 5,895
Export	1,116	1,106
Total United States	7,143	7,001
Europe	3,756	2,780
Consolidated	$ 10,899	$ 9,781
Operating income (loss):		
United States	$ (737)	$ (233)
Europe	858	639
Consolidated	$ 121	$ 406
Sales - to Segments (in thousands):		
Net sales to external customers in:		
United States	$ 6,027	$ 5,895
Europe	3,286	2,451
Japan	906	932
Other	680	503
Consolidated	$ 10,899	$ 9,781
Sales – by Product group		
Net sales by product group:		
Cytokine	$ 4,877	$ 4,566
Signaling	2,430	1,495
Custom	3,592	3,720
Consolidated	$ 10,899	$ 9,781

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements, the notes thereto and other information, including information set forth in our 10-K for the fiscal year ended December 31, 2002, and all other recent filings we have made with the Securities and Exchange Commission.

This Form 10-Q contains forward-looking statements, which are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Within this Form 10-Q, words such as "believes," "designed," "anticipates," and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of our products and technologies and other factors described throughout this Form 10-Q and in our other filings with the Securities and Exchange Commission. The actual results that we achieve may differ from any forward-looking statements due to such risks and uncertainties. We do not undertake any obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this report.

Overview

Our Company develops, manufactures, markets and distributes products and services that are widely used in biomedical research. Our products and services enable scientists to better understand the biochemistry, immunology and cell biology of the human body, aging and certain diseases such as cancer, arthritis and other inflammatory diseases, AIDS and certain other infectious diseases. We have a wide variety of products, including immunoassay and ELISA test kits; immunological reagents, including bioactive proteins (cytokines, growth factors and adhesion molecules), oligonucleotides, and monoclonal and polyclonal antibodies. We also manufacture and market custom oligonucleotides, peptides and antibodies to the specifications of our customers. We use recombinant DNA technology to produce cytokines and other proteins. We have registered our analyte specific reagents with the FDA and have received a license to sell these products as Class I Medical Devices. We market these products to *in vitro* diagnostic manufacturers and clinical reference laboratories as "active ingredients" in the tests they produce to identify various specific diseases or conditions. In order to market these products as medical devices, we are required to be in compliance with the FDA's Current Good Manufacturing Practices and Regulations.

Critical Accounting Policies

General

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Specifically, management must make estimates in the following areas:

Allowance for doubtful accounts.

The Company has $7,393,000 in gross trade accounts receivable and $264,000 in allowance for doubtful accounts on the consolidated balance sheet at March 31, 2003. The Company has procedures in place to adequately review the credit worthiness of new customers and also to properly review orders from existing customers to determine if a change in credit terms is warranted. A review of our allowance for doubtful accounts is done timely and consistently throughout the year. As of March 31, 2003 the Company believes its allowance for doubtful accounts is fairly stated. The Company does have accounts receivable amounts from certain customers as of March 31, 2003 that if their financial condition changed and a significant allowance needed to be created, could have a material adverse effect on the Company's financial results for 2003.

Inventory adjustments.

The Company reviews the components of our inventory on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. The manufacturing process for antibodies has and may continue to produce quantities substantially in excess of forecasted usage, if any, and anticipated antibody sales volumes are highly uncertain and realization of individual product cost may not occur. As a result, the Company reserves its entire manufactured antibody inventory at 100% of its value. As of March 31, 2003, the Company had $4,663,000 of manufactured antibodies in its inventory and a reserve for these antibodies totaling $4,663,000. The Company will continue to monitor its antibody inventory and the continued need for a 100% reserve. Additionally, material inventory write-downs in our inventory can occur if competitive conditions or new product introductions by our customers or us vary from our current expectations.

Deferred tax assets and deferred income taxes.

The Company has $10,683,000 in deferred income tax assets on its consolidated balance sheet as of March 31, 2003. As of March 31, 2003, no valuation allowance has been set up to offset any of the deferred tax assets. The ability to realize these deferred tax assets depends entirely on the Company generating taxable income in the future. The Company has used historical information as well as a projected financial outlook to project taxable income amounts. The Company believes it is more likely than not that they will be able to realize these benefits in the future. A material change in our expected realization of these assets would occur if the ability to deduct tax loss carryforwards against future taxable income is altered. If our projections involving tax planning and operating strategies do not materialize or if significant changes in tax laws occur within the various tax jurisdictions in which we operate, we would have to set up a valuation allowance against our deferred tax assets that could materially effect our tax expense and our financial results.

The Company believes the following critical accounting policies affect our more significant judgements and estimates used in preparation of our consolidated financial statements.

Revenue Recognition. The Company's revenue is generated from the sale of products primarily manufactured internally. The Company does have a small amount of products that are sold on an outside equipment ("OEM") basis. The Company sells standard and custom products directly to end users and distributors and recognizes revenue upon transfer of title to the customer, which occurs upon shipment. General sales and payment terms to distributors are similar to those granted to end user customers. Certain end user customers prepay for product and request shipment of the product at future dates, primarily sera or media products. The Company records deferred revenue until such time as a product is shipped to a customer. Approximately 25% of the Company's net sales for the three months ended March 31, 2003 were to distributors compared to 23% for the three months ended March 31, 2002. The Company's distribution agreements do not provide a general right of return. The amount of the Company's inventory held by distributors is not believed to be substantial.

The Securities and Exchange Commission's Staff Accounting Bulletin No. 101, "Revenue Recognition," ("SAB 101") provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company believes that its revenue recognition policy is consistent with this guidance and in accordance with generally accepted accounting principles. We do not anticipate any changes to our revenue recognition and shipping policies in the future.

Long-Lived Assets. It is our policy, and in accordance with SFAS No. 144, to account for long-lived assets, including intangibles, at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that they may be impaired. If this review indicates that long-lived assets will not be recoverable, as determined by a non-discounted cash flow analysis over the remaining amortization period, the carrying value of the Company's long-lived assets would be reduced to its estimated fair value based on discounted cash flows. As a result, the Company has determined that its long-lived assets are not impaired as of March 31, 2003.

Goodwill. FAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized to earnings, but instead be reviewed for impairment in accordance with FAS No. 142. Effective January 1, 2002, the Company's goodwill and other intangible assets are accounted for under FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." The Company used the present value method for determining the fair value of its reporting units. In the first quarter of 2002, the Company recognized a non-cash charge, net of applicable income taxes, of $2,870,000 representing the cumulative effect of a change in accounting principle resulting from the implementation of FAS 142. The charge included the write off of all of the goodwill related to the acquisition of Quality Controlled Biochemicals ("QCB") and Biofluids in December 1998. The Company continues to carry certain identifiable intangible assets with definite useful lives on its balance sheet. The amortization associated with these identifiable intangible assets was approximately $145,000 and $160,000 for the quarters ended March 31, 2003 and 2002, respectively.

The Company reviewed its remaining goodwill for impairment in the third quarter of 2002 and determined that the carrying value was not impaired. Accordingly, the Company continues to carry the goodwill related to its 1996 acquisition of certain assets and assumed liabilities of Medgenix Diagnostics, SA, now BioSource Europe, S.A., a wholly-owned subsidiary of the Company, on its Consolidated Balance Sheets.
Advertising costs. In the quarter ended March 31, 2003, the Company capitalized its annual catalog production costs. In the past, the Company has expensed catalog production costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, and after production of the catalog, the Company put substantial effort into increasing the number of customers in its customer database and in conjunction with that, its dependence on its catalog to attract more customers. As a result, the Company believes that their 2003 catalog is a direct response advertisement whose primary purpose is to elicit sales to customers who respond specifically to the catalog resulting in probable future economic benefit. Accordingly, beginning in 2003, the Company is capitalizing its catalog production costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-07. In the first quarter of 2002, the Company expensed approximately $359,000 of catalog costs compared to $113,000 for the first quarter of 2003. The Company does not anticipate its annual catalog costs to be materially different from 2002 to 2003.

Consolidated results of operations for the three months ended March 31, 2003

Revenues: Net sales for the quarter ended March 31, 2003 were $10.9 million, an increase of $1.1 million, or 11% (5% after eliminating the $551,000 positive impact of foreign exchange), compared to net sales for the quarter ended March 31, 2002. The Company's increased sales and marketing expenditures, including increased catalog distribution, and its continued investment in research and development activities resulting in new products for sale, have been primary drivers for sales growth in North America and Europe.

To better drive sales and profitability growth and focus on key market opportunities the Company has divided its business into three core areas: The Strategic Business Units ("SBU's") of Signal Transduction Products, Cytokine Products, and Custom Products. Signal Transduction Products consist of the proteins, antibodies, assays and other reagents used to study internal cellular processes. Our phosphospecific antibodies and phosphoELISA™s are included in this SBU. Cytokine Products include the proteins, anitbodies, assays and other reagents that are used to study the processes by which cells communicate. Interleukin, growth factor and other biological response modifier products are included in this group. Custom Products includes oligonucleotides, custom peptides and antibodies, cell culture and diagnostics and other reagents not specifically categorized.

For the three months ended March 31, 2003, the Company's Signal Transduction Products, grew 62% compared to the comparable prior year quarter, from $1,495,000 to $2,430,000. Signal Transduction Products represent approximately 22% of our total sales for the three months ended March 31, 2003 and 15% of sales for the three months ended March 31, 2002. The Company believes the signal transduction market is growing and has opportunities for continued significant sales growth in this market. The Company's sales growth in its Cytokine Products for the quarter ending March 31, 2003 was 7%, increasing from $4,566,000 to $4,877,000, compared to the three months ended March 31, 2002. The cytokine product line represents approximately 45% of our total sales for the quarter ended March 31, 2003 compared to 47% for the quarter ended March 31, 2002. The Cytokine market is a mature market which the Company believes continues to have opportunities for solid sales growth. The Company's Custom Product lines, which represents approximately 33% of our total sales, decreased 3% compared to the comparable prior year quarter, from $3,720,000 to $3,592,000. The custom product line represents approximately 38% of our total sales for the quarter ended March 31, 2002. The custom product line was impacted by declining sales in oligonucleotides, which was offset by increasing sales in diagnostic products.

For the three months ended March 31, 2003, the Company achieved net sales growth in North America of 2% as compared to the three months ended March 31, 2002. European sales for the three months ended March 31, 2003 increased 34% (13% in local currency), as compared to the comparable prior year period. Sales in Japan and the rest of the world increased 11%, for the three months ended March 31, 2003 as compared to the three months ended March 31, 2002

Gross profit: Gross profit margin was 57% for both the three months ended March 31, 2003 and 2002. The Company's margins remained constant in part due to the continued investment in production and planning related areas within the Company. The Company's margins in its cytokine and signaling core product lines continue to be strong. The margins in our custom product lines have limited our overall gross margin improvement.

Research and development: Research and development expense for the three months ended March 31, 2003 and 2002 were $1,979,000 and $1,293,000 and represented 18% and 13% of sales, respectively. The increase in research and development expenses for the three months ended March 31, 2003 when compared to the comparable prior year period reflects the Company's incremental investment in additional personnel and materials in the cytokine and signal transduction research areas. The Company has made a significant investments in its R & D capabilities over the past 15 months. The result of this investment has been the release of significantly more and higher quality and novel products, and resulted in increased sales in both the cytokine and signaling product lines. Quarterly expenditures in R&D for the remainder of 2003 are expected to be slightly less than those in the first quarter of 2003.

Sales and marketing: Selling and marketing expenses were $2.4 million for the three months ended March 31, 2003 and $2.3 million for the three months ended March 31, 2002, representing 22% and 23% of sales, respectively. The increase is due to additional investment in personnel and marketing programs.

In the quarter ended March 31, 2003, the Company capitalized its annual catalog production costs. In the past, the Company has expensed catalog production costs as incurred, which was primarily in the first quarter of its fiscal year. During 2002, and after production of the catalog, the Company put substantial effort into increasing the number of customers in its customer database and in conjunction with that, its dependence on its catalog to attract more customers. As a result, the Company believes that their 2003 catalog is a direct response advertisement whose primary purpose is to elicit sales to customers who respond specifically to the catalog resulting in probable future economic benefit. Accordingly, beginning in 2003, the Company is capitalizing its catalog production costs and expensing them evenly throughout the fiscal year in accordance with the AICPA's Statement of Position 93-07. In the first quarter of 2002, the Company expensed approximately $359,000 of catalog costs compared to $113,000 for the first quarter of 2003. The Company does not anticipate its annual catalog costs to be materially different from 2002 to 2003.

General and administrative: General and administrative expenses were $1.6 million for the three months ended March 31, 2003, and $1.5 million for the three months ended March 31, 2002, a increase of approximately $100,000. As a percentage of sales, general and administrative expenses represented 14% and 15% for the three months ended March 31, 2003 and 2002, respectively.

Amortization of intangible assets l: Amortization of intangible assets for each of the three months ended March 31, 2003 and 2002 amounted to $145,000 and $160,000, respectively and is related primarily to the amortization of the identifiable intangible assets from the QCB and Biofluids acquisitions transacted in 1998.

Interest income: Interest income for the three months ended March 31, 2003 and 2002, was $11,000 and $40,000, respectively, which was related to interest income on cash invested in short-term securities during each of the respective quarters.

Income tax expense: The effective tax rate for the three months ending March 31, 2003 was 10%. The Company is benefiting from R & D and other tax credits which when applied to income levels for the periods presented is resulting in effective tax rates lower than the current applicable federal and state statutory rates. The Company has elected to utilize the Extraterritorial Income Exclusion ("EIE") federal tax credit, which, along with other tax credits, has reduced its effective tax rate for 2003 to 10%. The Company's effective tax rate is reviewed and evaluated quarterly and may change depending on certain factors, including, among other things, the income level of the Company.

Liquidity and Capital Resources:

Cash and cash equivalents as of March 31, 2003, of $3,840,000 decreased by $2,101,000 from $5,941,000 at December 31, 2002. The decrease in cash was partially due from a cash outlay of $662,000 for the repurchase of 110,000 shares of the Company's common stock through its stock repurchase program initiated in October 2001. Net cash used in operating activities of $1,227,000 was augmented by capital expenditures of $238,000 and net cash used in financing activities of $571,000. Working capital, which is the excess of current assets over current liabilities, was $16,714,000 at March 31, 2003, as compared to $16,596,000 at December 31, 2002, representing an increase of $118,000.

In the three months ended March 31, 2003, the Company received $95,000 from the issuance of common stock related to the exercise of stock options. The Company spent $238,000 on capital expenditures, primarily used for the purchase of laboratory and manufacturing equipment.

In October of 2001, the Company announced that its Board of Directors had approved a stock repurchase program. The Board originally authorized the Company to repurchase up to $5 million of its common stock and have the program expire on June 30, 2003. The repurchases are to be made at the discretion of management and can be made at any time, as market conditions warrant. On July 19, 2002, the Company amended the stock repurchase program and increased its repurchase commitment by $5 million to a total of $10 million. On April 22, 2003, the Company again amended the stock repurchase program extending the expiration date of the Company's current program from June 2003 until June 2004. In addition, the Board approved adding $5 million to its current $10 million dollar allowable repurchase commitment, bringing the total limit to $15 million. In the first quarter of 2003, the Company spent $666,000 repurchasing 110,000 shares of its common stock under its stock repurchase program, bringing the total number of shares repurchased since October 2001 to 989,000 and total cash outlays to $5.9 million. All 989,000 shares have been retired. This has contributed to the reduction in weighted average diluted shares outstanding for the three months ended March 31, 2003 to 10,026,000 compared to the 10,757,000 diluted shares for the three months ended March 31, 2002. Since inception, the company has repurchased 9% of its outstanding common stock. The Company continues to believe its common stock is undervalued and feels it is important to have the availability to repurchase outstanding shares of its common stock at any time.

The Company has never paid dividends on common stock and has no plans to do so in fiscal 2003. Our earnings will be retained for reinvestment in the business.

The Company expects to be able to meet its future cash and working capital requirements for operations and capital additions through currently available funds and cash generated from operations, if any. However, we may raise additional capital or secure debt financing from time to time to take advantage of favorable conditions in the market or in connection with our corporate development activities.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this report before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following events or outcomes actually occur, our business, operating results and financial condition would likely suffer. As a result, the trading price of our common stock could decline, and you may lose all or part of the money you paid to purchase our common stock.

Risks Related to Our Business

Failure to manage our growth and expansion could impair our business.

We historically have sought, and will continue to seek, to increase our sales and profitability primarily through the acquisition or internal development of new product lines, additional customers and new businesses. Our historical revenue growth is primarily attributable to our acquisitions and new product development and, to a lesser extent, to increased revenues from our existing products. We expect that future acquisitions, if successfully consummated, will create increased working capital requirements, which will likely precede by several months any material contribution of an acquisition to our net income. Our ability to achieve our expansion objectives and to manage our growth effectively and profitably depends upon a variety of factors, including:

- our ability to internally develop new products;
- our ability to make profitable acquisitions;
- integration of new facilities into existing operations;
- hiring, training and retention of qualified personnel;
- establishment of new relationships or expansion of existing relationships with customers and suppliers; and
- availability of capital.

In addition, the implementation of our growth strategy will place significant strain on our administrative, operational and financial resources and increased demands on our financial systems and controls. Our ability to manage our growth successfully will require us to continue to improve and expand these resources, systems and controls. If our management is unable to manage growth effectively, our operating results could be adversely affected. Moreover, there can be no assurance that our historic rate of growth will continue, that we will continue to successfully expand or that growth or expansion will result in profitability.

We cannot guarantee that our future acquisitions will be successful.

We compete for acquisition and expansion opportunities with companies which have significantly greater financial and management resources than us. There can be no assurance that suitable acquisition or investment opportunities will be identified, that any of these transactions can be consummated, or that, if acquired, these new businesses can be integrated successfully and profitably into our operations. These acquisitions and investments may also require a significant allocation of resources, which will reduce our ability to focus on the other portions of our business, including many of the factors listed in the prior risk factor.

Reduction or delays in research and development budgets and in government funding may negatively impact our sales.

Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to numerous factors that are outside our control and are difficult to predict, including changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

A significant portion of our sales has been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health (the "NIH") and similar domestic and international agencies. Although the level of research funding has increased during the past several years, we cannot assure that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Our revenues may be adversely affected if our customers delay purchases as a result of uncertainties surrounding the approval of government budget proposals. Also, government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

Many of our customers receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our sales and operating results.

We rely on raw materials and specialized equipment for our manufacturing, which we may not always be able to obtain on favorable terms.

Our manufacturing process relies on the continued availability of high-quality raw materials and specialized equipment. It is possible that a change in vendors, or in the quality of the raw materials supplied to us, could have an adverse impact on our manufacturing process and, ultimately, on the sale of our finished products. We have from time to time experienced a disruption in the quality or availability of key raw materials, which has created minor delays in our ability to fill orders for specific test kits. This could occur again in the future, resulting in significant delays, and could have a detrimental impact on the sale of our products and our results of operations. In addition, we rely on highly specialized manufacturing equipment that if damaged or disabled could adversely affect our ability to manufacture our products and therefore negatively impact our business. We rely on the timely transport of raw materials. Any disruption in transportation systems could have an adverse impact on our ability to manufacture and supply products.

Our ability to raise the capital necessary to expand our business is uncertain.

In the future, in order to expand our business through internal development or acquisitions, we may need to raise substantial additional funds through equity or debt financings, research and development financings or collaborative relationships. However, this additional funding may not be available or, if available, it may not be available on economically reasonable terms. In addition, any additional funding may result in significant dilution to existing stockholders. If adequate funds are not available, we may be required to curtail our operations or obtain funds through collaborative partners that may require us to release material rights to our products.

Our research and development efforts for new products may be unsuccessful.

We incur significant research and development expenses to develop new products and technologies. There can be no assurance that any of these products or technologies will be successfully developed or that if developed, will be commercially successful. In the event that we are unable to develop commercialized products from our research and development efforts or we are unable or unwilling to allocate amounts beyond our currently anticipated research and development investment, we could lose our entire investment in these new products and technologies. Any failure to translate research and development expenditures into successful new product introductions could have an adverse effect on our business.

Failure to license new technologies could impair our new product development.

Our business model of providing products to researchers working on a variety of genetic projects requires us to develop a wide spectrum of products. To generate broad product lines it is advantageous to sometimes license technologies from others rather than depending exclusively on our own employees. As a result, we believe our ability to license new technologies from third parties is and will continue to be important to our ability to offer new products.

In addition, from time to time we are notified or become aware of patents held by third parties that are related to technologies we are selling or may sell in the future. After a review of these patents, we may decide to obtain a license for these technologies from these third parties or discontinue the products. There can be no assurance that we will be able to continue to successfully identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. If we lose the rights to patented technology, we may need to discontinue selling certain products or redesign our products, and we may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products. Our licenses typically subject us to various commercialization, sublicensing, minimum payment, and other obligations. If we fail to comply with these requirements, we could lose important rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We do not always receive significant indemnification from a licensor against third party claims of intellectual property infringement.

We are currently in the process of negotiating several of these licenses and expect that we will also negotiate these types of licenses in the future. There can be no assurances that we will be able to negotiate these licenses on favorable terms, or at all.

Our future success depends on the timely introduction of new products and the acceptance of these new products in the marketplace.

Our ability to gain access to technologies needed for new products and services also depends in part on our ability to convince licensors that we can successfully commercialize their inventions. We cannot assure that we will be able to continue to identify new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all.

If we fail to introduce new products, or our new products are not accepted by potential customers, we may lose market share.

Rapid technological change and frequent new product introductions are typical for the markets we serve. Our future success will depend in part on continuous, timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and then are reluctant to switch. To the extent we fail to introduce new and innovative products, we may lose market share to our competitors, which will be difficult or impossible to regain. Any inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rate or damage our business.

In the past we have experienced, and are likely to experience in the future, delays in the development and introduction of products. We cannot assure that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of new products include:

- availability, quality and price relative to competitive products;
- the timing of introduction of the product relative to competitive products;
- customers' opinion of the products utility;

- ease of use;
- consistency with prior practices;
- scientists' opinion of the product's usefulness;
- citation of the product in published research; and
- general trends in life sciences research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could materially adversely affect our business, operating results and financial condition. The development, introduction and marketing of innovative products in our rapidly evolving markets will require significant sustained investment. We cannot assure that cash from operations or other sources will be sufficient to meet these ongoing requirements.

Failure to attract and retain qualified scientific or production personnel or loss of key management or key personnel could hurt our business.

Recruiting and retaining qualified scientific and production personnel to perform research and development work and product manufacturing is critical to our success. Because the industry in which we compete is very competitive, we face significant challenges attracting and retaining this qualified personnel base. Although we believe we have been and will be able to attract and retain these personnel, there can be no assurance that we will be able to continue to successfully attract qualified personnel. In addition, our anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical testing, government approvals, production and marketing, will require the addition of new management personnel and the development of additional expertise by existing management personnel. The failure to attract and retain these personnel or, alternatively, to develop this expertise internally would adversely affect our business. We generally do not enter into employment agreements requiring these employees to continue in our employment for any period of time.

Our success also will continue to depend to a significant extent on the members of our management team and, in particular, on our Chief Executive Officer and President, Leonard M. Hendrickson. We do not maintain any "key man" insurance policies regarding any of these individuals. We may not be able to retain the services of our executive officers and key personnel or attract additional qualified members to management in the future. The loss of services of Mr. Hendrickson, or of any of our other key management or employees, could have a material adverse effect upon our business.

Many of our customers are obtaining our products through new distribution channels and methods that may adversely impact our results of operations and financial condition.

A number of our customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases, these customers have established agreements with large distributors which include discounts and the distributors' direct involvement with the purchasing process. For similar reasons, many larger customers, including the federal government, have special pricing arrangements, including blanket purchase agreements. These agreements may limit our pricing flexibility with respect to our products, which could adversely impact our business, financial condition and results of operations. In addition, although we accept and process some orders through our Internet website, we also implement sales through a third party Internet vendor. Internet sales through third parties will negatively impact our gross margins because we pay commission on these Internet sales. On the other hand, if we do not enter into arrangements with third-party e-commerce providers, we may lose customers who prefer to purchase products using these Web sites. Our business may be harmed as a result of these Web sites or other sales methods which may be developed in the future.

We rely on air transport to ship products to our customers

Any disruption in standard air transport systems could have an adverse effect on our business.

We rely on international sales, which are subject to additional risks.

International sales accounted for approximately 45% and 40% of our revenues in the first three months of 2003 and 2002, respectively. International sales can be subject to many inherent risks that are difficult or impossible for us to predict or control, including:

- unexpected changes in regulatory requirements and tariffs;
- difficulties and costs associated with in staffing and managing foreign operations, including foreign distributor relationships;
- longer accounts receivable collection cycles in certain foreign countries;
- adverse economic or political changes;
- unexpected changes in regulatory requirements;
- adverse economic or political changes;
- more limited protection for intellectual property in some countries;
- changes in our international distribution network and direct sales force;
- potential trade restrictions, exchange controls and import and export licensing requirements;
- problems in collecting accounts receivable; and
- potentially adverse tax consequences of overlapping tax structure.
- Impairment of the ability to transport goods internationally

We intend to continue to generate revenues from sales outside North America in the future. Future distribution of our products outside North America also may be subject to greater governmental regulation. These regulations, which include requirements for approvals or clearance to market, additional time required for regulatory review and sanctions imposed for violations, as well as the other risks indicated in the bullets listed above, vary by country. We may not be able to obtain regulatory approvals in the countries in which we currently sell our products or in countries where we may sell our products in the future. In addition, we may be required to incur significant costs in obtaining necessary regulatory approvals. Failure to obtain necessary regulatory approvals or any other failure to comply with regulatory requirements could result in a material reduction in our revenues and earnings.

We also depend on third-party distributors for a material portion of our international sales. If we lose or suffer any significant reduction in sales to any material distributor, our business could be materially adversely affected.

In addition, approximately 34% of our sales in the three months ended March 31, 2003, were made in foreign currencies, primarily the Euro. A significant portion of the foreign currencies in which we conduct our business is currently, or may in the future be, denominated in Euros. We are not certain about the future effect of the Euro on our business, financial condition or results of operations. In the past, gains and losses on the collection of our accounts receivable arising from international operations have contributed to negative fluctuations in our results of operations. In general, increases in the exchange rate of the United States dollar to foreign currencies cause our products to become relatively more expensive to customers in those countries, leading to a reduction in sales or profitability in some cases. We historically have not, and currently are not, using hedging transactions or other means to reduce our exposure to fluctuations in the value of the United States dollar as compared to the foreign currencies in which many of our sales are made.

Our operating results may fluctuate.

Our operating results may vary significantly from quarter to quarter and from year to year as a result of a variety of factors. These factors include:

- level of demand for our products;
- changes in our customer and product mix;
- timing of acquisitions and investments in infrastructure;
- competitive conditions;
- timing and extent of intellectual property litigation;
- exchange rate fluctuations; and
- general economic and political conditions.

We believe that quarterly comparisons of our financial results may not necessarily be meaningful and should not be relied upon as an indication of future performance. Additionally, if our operating results in one or more quarters do not meet the expectations of security analysts or others, the price of our common stock could be materially adversely affected. Our continued investment in product development and sales and marketing are significantly ongoing expenses. If revenue in a particular period falls short of expectations, we may not be able to reduce significantly our expenditures for that period, which would materially adversely affect the operating results for that period.

We may be unable to protect our trademarks, trade secrets and other intellectual property rights that are important to our business.

We regard our trademarks, trade secrets and other intellectual property as a component of our success. We rely on trademark law and trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our intellectual property. Effective trademark and trade secret protection may not be available in every country in which our products are available. We cannot be certain that we have taken adequate steps to protect our intellectual property, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, our third-party confidentiality agreements can be breached and, if they are, there may not be an adequate remedy available to us. If our trade secrets become known, we may lose our competitive position.

Intellectual property or other litigation could harm our business.

Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for, and in some cases issued to others, claiming technologies that are closely related to ours. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although to date we have successfully resolved these types of claims, we may not be able to do so in the future.

In the event of an intellectual property dispute, we may be forced to litigate. This litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as proceedings brought directly by affected third parties. Intellectual property litigation can be extremely expensive, and these expenses, as well as the consequences should we not prevail, could seriously harm our business.

If a third party claimed an intellectual property right to technology we use, we might need to discontinue an important product or product line, alter our products and processes, pay license fees or cease our affected business activities. Although we might under these circumstances attempt to obtain a license to this intellectual property, we may not be able to do so on favorable terms, or at all.

In addition to intellectual property litigation, other substantial, complex or extended litigation could result in large expenditures by us and distraction of our management. For example, lawsuits by employees, stockholders, collaborators or distributors could be very costly and substantially disrupt our business. Disputes from time to time with companies or individuals are not uncommon in our industry, and we cannot assure you that we will always be able to resolve them out of court.

Accidents related to hazardous materials could adversely affect our business.

Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state, local and foreign regulations, the risk of accidental contamination of property or injury to individuals from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result, which could seriously damage our business and results of operations.

Our sales are subject to seasonality, which means that we have less revenue in some months.

We experience a slowing of sales in Europe during the summer months and worldwide during the Christmas holidays. Generally, our fourth quarter revenues are lower than our revenues in each of the first three quarters of the year. We believe that period to period comparisons of our operating results may not necessarily be reliable indicators of our future performance. It is likely that in some future period our operating results will not meet expectations or those of public market analysts, which could result in reductions in the market price of our common stock.

Potential product liability claims could affect our earnings and financial condition.

We face a potential risk of liability claims based on our products and services, and we have faced such claims in the past. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure that this insurance will be adequate to protect us against a product liability claim, should one arise.

The labor laws applicable to our employees in Europe may restrict the flexibility of our management.

As of March 31, 2003, 61 of our 291 employees worked for our BioSource Europe subsidiary, which is located in Nivelles, Belgium. As a result of Belgian labor laws, we are required to make specified severance payments in the event we terminate a European employee. Accordingly, our management may be limited by the application of the Belgian labor laws in the determination of staffing levels, and may have less flexibility in making such determinations than our competitors whose employees are not subject to similar labor laws.

Risks Associated with Our Industry

The biomedical research products industry is very competitive, and we may be unable to continue to compete effectively in this industry in the future.

We are engaged in a segment of the biomedical research products industry that is highly competitive. We compete with many other suppliers and new competitors continue to enter the markets. Many of our competitors, both in the United States and elsewhere, are major pharmaceutical, chemical and biotechnology companies, and many of them have substantially greater capital resources, marketing experience, research and development staffs, and facilities than we do. Any of these companies could succeed in developing products that are more effective than the products that we have or may develop and may also be more successful than us in producing and marketing their products. We expect this competition to continue and intensify in the future. Competition in our markets is primarily driven by:

- product performance, features and liability;
- price;
- timing of product introductions;
- ability to develop, maintain and protect proprietary products and technologies;
- sales and distribution capabilities;

- technical support and service;
- brand royalty;
- applications support; and
- breadth of product line.

If a competitor develops superior technology or cost-effective alternatives to our products, our business, financial condition and results of operations could be materially adversely affected.

Our competitors have in the past and may in the future compete by lowering prices. Our failure to anticipate and respond to price competition could reduce our revenues and profits, and may damage our market share.

Our industry has also seen substantial consolidation in recent years, which has led to the creation of competitors with greater financial and intellectual property resources than us. In addition, we believe that the success that others have had in our industry will attract new competitors. Some of our current and future competitors also may cooperate to better compete against us. We may not be able to compete effectively against these current or future competitors. Increased competition could result in price reductions for our products, reduced margins and loss of market share, any of which could adversely impact our business, financial condition and results of operations.

As a result of consolidation in the pharmaceutical industry, we may lose existing customers or have greater difficulty obtaining new customers.

In recent years, the United States pharmaceutical industry has undergone substantial consolidation. As part of many business combinations, companies frequently reduce the number of suppliers used and we may not be selected as a supplier after any business combination. Further, mergers or corporate consolidations in the pharmaceutical industry could cause us to lose existing customers and potential future customers, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently subject to government regulation.

Our business is currently subject to regulation, supervision and licensing by federal, state and local governmental authorities. Also, from time to time we must expend resources to comply with newly adopted regulations, as well as changes in existing regulations. If we fail to comply with these regulations, we could be subject to disciplinary actions or administrative enforcement actions. These actions could result in penalties, including fines.

Risks Associated with Our Common Stock

Our stock price has been volatile.

Our common stock is quoted on the Nasdaq National Market, and there has been substantial volatility in the market price of our common stock. The trading price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including:

- fluctuations in our quarterly operating and earnings per share results;
- the gain or loss of significant contracts;
- loss of key personnel;
- announcements of technological innovations or new products by us or our competitors;
- delays in the development and introduction of new products;

- legislative or regulatory changes;
- general trends in the industry;
-

- recommendations and/or changes in estimates by equity and market research analysts;
- biological or medical discoveries;
- disputes and/or developments concerning intellectual property, including patents and litigation matters;
- public concern as to the safety of new technologies;
- sales of common stock of existing holders;
- securities class action or other litigation;
- developments in our relationships with current or future customers and suppliers; and
- general economic conditions, both in the United States and abroad.

As a result of these factors, and potentially others, the sales price of our common stock has ranged from $2.41 to $32.00 per share from January 1, 1998, through March 31, 2003, and from $5.83 to $6.95 per share from January 1, 2003, through March 31, 2003.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of our common stock, as well as the stock of many biotechnology companies. Often, price fluctuations are unrelated to operating performance of the specific companies whose stock is affected.

In the past, following periods of volatility in the market price of a company's stock, securities class action litigation has occurred against the issuing company. If we were subject to this type of litigation in the future, we could incur substantial costs and a diversion of our management's attention and resources, each of which could have a material adverse effect on our revenue and earnings. Any adverse determination in this type of litigation could also subject us to significant liabilities.

Anti-takeover provisions in our governing documents and under applicable law could impair the ability of a third party to take over our company.

We are subject to various legal and contractual provisions that may impede a change in our control, including the following:

- our adoption of a stockholders' rights plan, which could result in the significant dilution of the proportionate ownership of any person that engages in an unsolicited attempt to take over our company; and
- the ability of our board of directors to issue additional shares of our preferred stock, which shares may be given superior voting, liquidation, distribution and other rights as compared to our common stock.

These provisions, as well as other provisions in our certificate of incorporation and bylaws and under the Delaware General Corporations Law, may make it more difficult for a third party to acquire our company, even if the acquisition attempt was at a premium over the market value of our common stock at that time.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs. Our executive officers, directors and principal stockholders will continue to beneficially own 34.5% of our outstanding common stock, based upon the beneficial ownership of our common stock as of May 15, 2003. In addition, these same persons also hold options to acquire additional shares of our common stock, which may increase their percentage ownership of the common stock further in the future. Accordingly, these stockholders:

- will be able to significantly influence the composition of our board of directors;

- will significantly influence all matters requiring stockholder approval, including change of control transactions; and

- will continue to have significant influence over our business.

This concentration of ownership of our common stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging a potential acquirer from attempting to obtain control of us. This in turn could have a negative effect on the market price of our common stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of common stock.

Our principal stockholders and management own a significant percentage of our capital stock and will be able to exercise significant influence over our affairs.

Our executive officers, directors and principal stockholders beneficially own approximately 34.5% of our outstanding common stock, based upon the beneficial ownership of our common stock as of May 15, 2003. As a result, these stockholders, if they act together, could exert substantial influence over matters requiring stockholder approval, including the election of directors and approval of mergers and other significant corporate transactions. The voting power of such persons may have the effect of delaying, preventing or deterring a change in control, and could affect the market price of our common stock.

Absence of dividends could reduce our attractiveness to you.

Some investors favor companies that pay dividends, particularly in general downturns in the stock market. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for funding growth and we do not currently anticipate paying cash dividends on our common stock in the foreseeable future. Because we may not pay dividends, the return on this investment likely depends on selling this stock at a profit.

Item 3. Quantitative and Qualitative Disclosures of Market Risk

We conduct business in various foreign currencies and are therefore subject to the transaction exposures that arise from foreign exchange rate movements between the dates that foreign currency transactions are initiated and the date that they are converted. We are also subject to certain exposures arising from the translation and consolidation of the financial results of our foreign subsidiaries. There can be no assurance that actions taken to manage such exposures will continue to be successful or that future changes in currency exchange rates will not have a material impact on our future cash collections and operating results. We do not currently hedge either our transaction risk or our economic risk.

Item 4. Controls and Procedures

Evaluation of Controls and Procedures

Within 90 days prior to the filing of this report, members of the Company's management, including the Company's President and Chief Executive Officer, Len Hendrickson, and Chief Financial Officer, Charles Best, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon that evaluation, Mr. Hendrickson and Mr. Best believe that, as of the date of the evaluation, the Company's disclosure controls and procedures are effective in making known to them material information relating to the Company (including its consolidated subsidiaries) required to be included in this report.

Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity's disclosure objectives. The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures. These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors or mistakes or intentional circumvention of the established process.

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these internal controls known to Mr. Hendrickson or to Mr. Best after the date of the most recent evaluation.

Part II

Other Information

Item 1. Legal Proceedings
None

Item 2. Change in Securities and Use of Proceeds
None

Item 3. Defaults Upon Senior Securities
None.

Item 4. Submission of Matters to a Vote of Security Holders.
None

Item 5. Other Information
None.

Item 6. Exhibits and Reports on Form 8-K

(a) Exhibits

Exhibit 99.1	Certificate of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(b) Reports on Form 8-K

The Company filed a Current Report on Form 8-K on February 21, 2003, reporting the issuance of a press release announcing the Company's financial results for the fiscal quarter and year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOSOURCE INTERNATIONAL, INC.
(Registrant)

Date: May 12, 2003

/s/ LEONARD M. HENDRICKSON
Leonard M. Hendrickson
President and
Chief Executive Officer

Date: May 12, 2003

/s/ CHARLES C. BEST
Charles C. Best
Executive Vice President and
Chief Financial Officer

Certification of CEO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Leonard M. Hendrickson certify that:

1. I have reviewed this quarterly report on Form 10-Q for the three months ended March 31, 2003;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/LEONARD M. HENDRICKSON
Leonard M. Hendrickson
President and Chief Executive Officer

Certification of CFO Pursuant to
Securities Exchange Act Rules 13a-14 and 15d-14
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002

I, Charles C. Best certify that:

1. I have reviewed this quarterly report on Form 10-Q for the three months ended March 31, 2003;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 12, 2003

/s/ CHARLES C. BEST
Charles C. Best
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Certificate of our Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

EXHIBIT 99.1

CERTIFICATION
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350, CHAPTER 63 OF TITLE 18,
UNITED STATES CODE)

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of Title 18, United States Code), each of the undersigned officers of BioSource International, Inc., a Delaware corporation (the "Company"), does hereby certify with respect to the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 2003 as filed with the Securities and Exchange Commission (the "10-Q Report") that, to the best of the undersigned's knowledge:

(1) the 10-Q Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the 10-Q Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 12, 2003

/s/ LEONARD M. HENDRICKSON
Leonard M. Hendrickson
President and
Chief Executive Officer

Date: May 12, 2003

/s/ CHARLES C. BEST
Charles C. Best
Executive Vice President and
Chief Financial Officer

BIOSOURCE INTERNATIONAL, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 18, 2003

TO OUR STOCKHOLDERS:

Notice is hereby given that the 2003 Annual Meeting of Stockholders of BioSource International, Inc. (the "Company") will be held at the Hyatt Westlake Plaza, 880 S. Westlake Blvd., Westlake Village, California, 91361, on July 18, 2003 at 9:00 a.m., Pacific Time. The Annual Meeting is being held for the following purposes:

1. To elect six directors to hold office for one year and until their respective successors have been elected. The persons nominated by our Board of Directors, Jean-Pierre L. Conte, Leonard M. Hendrickson, David J. Moffa, Ph.D., John R. Overturf, Jr., Robert J. Weltman, and John L. Zabriskie, Ph.D. are described in the accompanying Proxy Statement;

2. To ratify the appointment of KPMG LLP, as our independent public accountants for the year ending December 31, 2003; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Only stockholders of record of our common stock at the close of business on May 20, 2003, are entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

All stockholders of record are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to mark, sign and return the enclosed Proxy as promptly as possible in the postage prepaid envelope enclosed for that purpose. Any stockholder of record attending the Annual Meeting may vote in person, even though he or she has returned a Proxy.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ CHARLES C. BEST
Charles C. Best,
Chief Financial Officer and
Executive V.P., Finance

Camarillo, California
May 21, 2003

IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN SHARES REGISTERED IN DIFFERENT NAMES OR AT A DIFFERENT ADDRESS, EACH CARD SHOULD BE COMPLETED AND RETURNED.

BIOSOURCE INTERNATIONAL, INC.
542 Flynn Road
Camarillo, California 93012
(805) 987-0086

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
To Be Held July 18, 2003

INTRODUCTION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of BioSource International, Inc., a Delaware corporation (the "Company"), for use at the 2003 Annual Meeting of Stockholders (the "Annual Meeting") to be held at Hyatt Westlake Plaza, 880 S. Westlake Blvd., Westlake Village, California, 91361, on July 18, 2003 at 9:00 a.m., Pacific Time, and at any adjournments or postponements thereof, for the purposes set forth herein and in the attached Notice of Annual Meeting of Stockholders. Accompanying this Proxy Statement is the Board of Directors' Proxy for the Annual Meeting, which you may use to indicate your vote on the proposals described in this Proxy Statement.

All Proxies which are properly completed, signed and returned to us prior to the Annual Meeting, and which have not been revoked, will unless otherwise directed by the stockholder be voted in accordance with the recommendations of the Board of Directors set forth in this Proxy Statement. A stockholder of record may revoke his or her Proxy at any time before it is voted either by filing with our Secretary, at our principal executive offices, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and expressing a desire to vote his or her shares in person.

The close of business on May 20, 2003 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting or at any adjournments or postponements of the Annual Meeting. At the record date, 9,555,955 shares of common stock, par value $.001 per share, were outstanding. Our common stock is the only outstanding class of our securities entitled to vote at the Annual Meeting.

It is anticipated that this Proxy Statement and the accompanying Proxy will be mailed to stockholders on or about June 5, 2003.

VOTING PROCEDURES

A stockholder is entitled to cast one vote for each share held of record on the record date on all matters to be considered at the Annual Meeting. The six nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected. Abstentions and broker non-votes will be included in the number of shares present at the Annual Meeting for the purpose of determining the presence of a quorum. Abstentions will be counted toward the tabulation of votes cast on proposals submitted to stockholders and will have the same effect as negative votes, while broker non-votes will not be counted as votes cast for or against such matters.

ELECTION OF DIRECTORS

On April 22, 2003, in light of the resignation of our former director, Robert D. Weist for personal reasons, the Board of Directors, in accordance with the Bylaws of the Company, passed a resolution reducing the size of the Board to six members, from its previous seven-member composition. At each annual meeting of stockholders, the directors are elected, each for a one-year term. Six directors will be elected at the Annual Meeting.

Unless otherwise instructed, the Proxy holders will vote the Proxies received by them for the nominees named below. If any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting or any postponements or adjournments, the Proxies will be voted for such other nominee(s) as shall be designated by the current Board of Directors to fill any vacancy. We have no reason to believe that any nominee will be unable or unwilling to serve if elected as a director.

The Board of Directors proposes the election of the following nominees as directors:

Jean-Pierre L. Conte
Leonard M. Hendrickson
David J. Moffa, Ph.D.
John R. Overturf, Jr.
Robert J. Weltman
John L. Zabriskie, Ph.D.

If elected, each nominee is expected to serve until the 2004 Annual Meeting of Stockholders. The six nominees for election as directors at the Annual Meeting who receive the highest number of affirmative votes will be elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED ABOVE.

Information with Respect to Nominees and Continuing Directors

The following table sets forth certain information with respect to the director nominees of the Company as of May 15, 2003.

Name	Age	Position
Jean-Pierre L. Conte (1)	39	Chairman of the Board of Directors, Director and Director Nominee
Leonard M. Hendrickson	55	President and Chief Executive Officer, Director and Director Nominee
David J. Moffa, Ph.D. (1) (2)	60	Director and Director Nominee
John R. Overturf, Jr. (2)	42	Director and Director Nominee
Robert J. Weltman	38	Director and Director Nominee
John L. Zabriskie, Ph.D. (1) (2)	63	Director and Director Nominee

(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

Brief statements setting forth the principal occupation and employment during the past five years, the year in which first elected as director and other information concerning each nominee appear below.

Jean-Pierre L. Conte has served as a director of the Company since February 2000 and was appointed as Chairman in May 2001. Mr. Conte is a Managing Director of Genstar Capital LLC, which is the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership, and the Chairman and Managing Director of Genstar Capital L.P., which is the sole general partner of Genstar Capital Partners III, L.P. Prior to joining Genstar in 1995, he was a principal for six years at the NTC Group, Inc., a private equity investment firm. He is a director of several private companies. Mr. Conte earned a Masters of Business Administration from Harvard University Graduate School of Business and a Bachelor of Arts from Colgate University. Mr. Conte has been appointed to the Board of Directors pursuant to an investor rights agreement among Genstar, Stargen and us, which is described under "Relationships and Related Transactions."

Leonard M. Hendrickson became President and Chief Executive Officer on October 15, 2001. He has been a director of BioSource since October 1993. Prior to his position as President and Chief Executive Officer of the Company, Mr. Hendrickson was President of Isotope Products Laboratories from February 1992 to October 2001. He also held senior positions with Amersham, Covance and Microchemics. Mr. Hendrickson holds a Bachelor of Science degree in Chemical Engineering from the University of Pennsylvania and a Masters in Business Administration from American University in Washington, D.C.

David J. Moffa, Ph.D. has been a director of the Company since April 1995. Dr. Moffa serves as the Regional Director and as special projects director for Lab Corporation of America, Inc. located in Fairmont, West Virginia, positions he has held since 1982 and 1984, respectively. In addition, Dr. Moffa currently serves as a Director of LabCorp in Pittsburgh, Pennsylvania, a position he has held since 1985 and is Chairman and CEO of ClinServices LLC since 1999. Dr. Moffa also serves as an advisor and consultant to various diagnostic, scientific and health care facilities. Dr. Moffa also serves on a number of committees and boards of directors of various privately held companies and governmental offices. Dr. Moffa has completed a post doctoral fellowship in Clinical Biochemistry at the West Virginia University National Institutes of Health, holds a Ph.D. in Medical Biochemistry from the West Virginia University School of Medicine, a Masters of Science degree in Biochemistry from West Virginia University and a Bachelor of Arts degree in Pre-Medicine from West Virginia University.

John R. Overturf, Jr. has been a director of the Company since September 1993. Mr. Overturf serves as the President of R.O.I., Inc., a private investment company, a position he has held since July 1993. He also serves as

President of the Combined Penny Stock Fund, Inc., a closed-end stock market fund, a position he has held since August 1996. From September 1993 until September 1996, Mr. Overturf served as Vice President of The Rockies Fund, Inc., a closed-end stock market fund. Mr. Overturf holds a Bachelor of Science degree in Finance from the University of Northern Colorado.

Robert J. Weltman has served as a director of BioSource since February 2000. He is a Managing Director of Genstar Capital, L.P., the sole general partner of Genstar Capital Partners II, L.P., a private equity limited partnership. Mr. Weltman joined Genstar in August 1995. Prior to joining Genstar, from July 1993 to July 1995, Mr. Weltman was an Associate with Robertson, Stephens & Company, an investment banking firm. Mr. Weltman holds an AB degree in Chemistry from Princeton University. Mr. Weltman has been appointed to the Board of Directors pursuant to an investor rights agreement among Genstar, Stargen and us, which is described under "Relationships and Related Transactions."

John L. Zabriskie, Ph.D. has served as a director of BioSource since July 2002. He is Co-founder and has served as Director of Puretech Ventures, a venture creation company since 2001. From 1997 to 2000 Dr. Zabriskie was Chairman and Chief Executive Officer of NEN Life Science Products, Inc., a leading supplier of kits for labeling and detection of DNA. From 1995 to 1997, Dr. Zabriskie was President and Chief Executive Officer of Pharmacia and Upjohn, Inc., a Fortune 500 pharmaceutical company formed by the merger of Pharmacia AB of Sweden and the Upjohn Company of Kalamazoo, Michigan. From 1965 until joining Upjohn in 1994, Dr. Zabriskie was employed by Merck and Co., Inc. He began his career at Merck as a chemist in 1965 and held various positions including President of Merck Sharp & Dohme and Executive Vice President of Merck and Co., Inc. He has served on a number of boards for health care and academic institutions and currently serves on the Board of Directors of Kellogg Co., Cubist Pharmaceutical, Inc., Biomira, Inc., Array BioPharma, and MacroChem Corp. Dr. Zabriskie received his A.B. degree in Chemistry from Dartmouth College (N.H.) in 1961 and his Ph.D. in Organic Chemistry from the University of Rochester (N.Y.) in 1965.

Board Meetings and Committees

The Board of Directors held six meetings during fiscal 2002. No director attended less than 75% of all the meetings of the Board of Directors and those committees on which he served in fiscal 2002.

The Board of Directors maintains an Audit Committee and a Compensation Committee. The Board of Directors does not maintain a Nominating Committee. The Audit Committee currently consists of Messrs. Moffa, Overturf, and Zabriskie. Dr. Moffa was elected to the Audit Committee on September 19, 2002, replacing Mr. Weltman, who resigned from the committee on September 19, 2002, due to his affiliated status to the Company, as defined under the current NASDAQ continued listing requirements related to audit committee member independence. Dr. Zabriskie was elected to the Audit Committee on April 22, 2003, replacing Robert D. Weist, who resigned from our Board on April 22, 2003 for personal reasons. The Audit Committee recommends the engagement of our independent public accountants, reviews the scope of the audit to be conducted by such independent public accountants, and meets with the independent public accountants and the Chief Financial Officer to review matters relating to our financial statements, our accounting principles and our system of internal accounting controls, and reports its recommendations as to the approval of our financial statements to the Board of Directors. Six meetings of the Audit Committee were held during the year ended December 31, 2002.

The role and responsibilities of the Audit Committee are set forth in a written Charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the Charter annually and recommends any changes to the Board of Directors for approval. After reassessing the provisions of the Audit Committee's prior Charter, and in light of recent changes in the securities laws, the Audit Committee recommended, and the Board of Directors approved, an Amended and Restated Audit Committee Charter on April 22, 2003. The Amended and Restated Audit Committee Charter is attached to this proxy statement as "Appendix A."

The Compensation Committee currently consists of Messrs. Conte, Moffa and Zabriskie. Dr. Zabriskie was elected to the Compensation Committee on September 19, 2002, replacing Leonard Hendrickson, who resigned from the Compensation Committee on July 3, 2002. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administering our stock option and executive incentive compensation plans. Eight meetings of the Compensation Committee were held during the year ended December 31, 2002.

Compensation of Directors

Our non-employee corporate directors, except for Dr. Zabriskie, currently are paid $2,000 for each board meeting attended, and $1,000 per year for service on a board committee. In addition, non-employee directors, except Dr. Zabriskie, receive an annual grant of 4,000 non-statutory stock options in December of each year, exercisable at the fair market value of our common stock on the date of grant, and which fully vest on the date of grant. Dr. Zabriskie received 55,000 stock options upon his acceptance as a member of the Board of Directors of the Company in July 2002. 20,000 of these stock options vested immediately, 17,500 stock options will vest on July 18, 2003 and 17,500 stock options will vest on the date of the 2004 Annual Meeting of Stockholders. Dr. Zabriskie does not receive cash remuneration, nor do we currently anticipate making any further stock option grants for his services on the Board. We also pay out of pocket expenses incurred by all of our directors in connection with their attendance.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, as to the Chief Executive Officer and as to each of the other four most highly compensated officers whose compensation exceeded $100,000 during the last fiscal year (the "Named Executive Officers"), information concerning all compensation paid for services to us in all capacities for each of the three years ended December 31 indicated below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation	
Name and Principal Position (1)	Year Ended December 31,	Salary	Bonus	Other Annual Compen-sation	Number of Securities Underlying Options	All Other Compen-sation
Leonard M. Hendrickson.........	2002	$250,000	$99,650	$ 1,548(4)	0	
Chief Executive Officer and President	2001	49,000(2)	90,000 (3)	173(4)	280,000	
David Thrower	2002	$124,506(5)	$ 0	$14,053(6)	0	
Senior Vice President,	2001	200,000	23,000	324(4)	110,000	
Sales and Marketing	2000	28,750(5)	8,750	27(4)	235,000	$13,224 (7)
Charles C. Best......................	2002	$166,400	$59,023	324(4)	0	
Chief Financial Officer	2001	160,000	23,500	325(4)	87,500	
and Executive Vice President	2000	142,200	22,500	489(4)	20,000	

(1) For a description of employment agreements between certain executive officers and the Company, see "Employment Agreements with Executive Officers" below.
(2) Mr. Hendrickson joined the Company on October 15, 2001.
(3) Mr. Hendrickson received a signing bonus on October 15, 2001
(4) Consists of group life insurance premiums paid by the Company.
(5) Mr. Thrower joined the Company on November 1, 2000 and resigned from the Company on July 26, 2002.
(6) Consists of $13,685 of accrued vacation paid by the Company upon termination and $188 for a group life insurance premium paid by the Company.
(7) Relocation expenses.

Option Grants in Last Fiscal Year

No grants of stock options were made during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Option Exercises and Stock Options Held at Fiscal Year End

The following table sets forth, for those Named Executive Officers who held stock options at fiscal year end, certain information regarding options exercised in fiscal year 2002, if any, the number of shares of common stock underlying stock options held and the value of options held at fiscal year end based upon the last reported sales price of the common stock on the NASDAQ market on December 31, 2002 ($5.99 per share).

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised in-the-Money Options at December 31, 2002	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Leonard M. Hendrickson .	--	--	140,666	198,334	$191,163	$198,334
Charles C. Best................	--	--	62,124	71,786	48,450	7,500

Employment Agreements with Executive Officers

We have entered into an employment agreement with Leonard M. Hendrickson to serve as our President and Chief Executive Officer, effective as of October 15, 2001. Pursuant to this agreement Mr. Hendrickson receives an annual base salary of $250,000, which we may increase, at the Board's sole discretion, at the end of each year of his employment. In addition to the base salary to be paid to Mr. Hendrickson, the Company paid a one time signing bonus to him in the amount of $90,000 upon the commencement of his employment. In addition, Mr. Hendrickson is eligible to receive an annual bonus under the Company's management incentive plan. The agreement terminates on December 31, 2004. In the event that Mr. Hendrickson's employment is terminated without cause or due to a "change of control" during the term of the agreement, the Company is obligated to continue paying Mr. Hendrickson's then-current base salary for a period of 12 months following the effective date of such termination. Also, in certain instances involving a "change of control," all stock options which have been granted to Mr. Hendrickson that are unvested at the time of such change of control shall become immediately vested and exercisable. According to our agreement with Mr. Hendrickson, a "change of control" occurs if (i) any person or entity (or group of related persons or entities acting in concert) acquires shares of capital stock of the Company entitled to exercise 35% or more of the total voting power represented by all shares of capital stock of the Company then outstanding; or (ii) the Company enters into an agreement to sell or otherwise transfer all or substantially all of its assets or enters into an agreement to merge, consolidate or reorganize with any other corporation or entity, as the result of which less than 75% of the total voting power represented by the capital stock or other equity interests of the corporation or entity to which the Company's assets are sold or transferred or surviving such merger, consolidation or reorganization are held by the persons and entities who were holders of common stock of the Company immediately prior to such agreement; or (iv) the Company issues otherwise than on a pro rata basis additional shares of capital stock representing (after giving effect to such issuance) more than 35% of the total voting power of the Company; or (v) the persons who were the directors of the Company as of October 15, 2001 cease to comprise a majority of the Board of Directors of the Company.

Effective as of December 17, 1999, Charles C. Best, our Chief Financial Officer, entered into a separation agreement with us. In the event we experience a "change of control," and the employment of Mr. Best is terminated within one year of the "change of control," we are obligated to continue to pay Mr. Best his then-current base salary for a period of 12 months following the effective date of such termination. For purposes of Mr. Best's separation agreement, a "change of control" occurs if (i) any person or entity acquires shares of our capital stock entitled to exercise 35% or more of the total voting power of our stockholders, (ii) we enter into an agreement to sell or otherwise transfer all or substantially all of our assets or to effect a merger, consolidation or reorganization with any other corporation or entity, which results in less than 75% of the total voting power represented by the capital stock or other equity interests of the corporation or entity to which our assets are sold or transferred or surviving such merger, consolidation or reorganization being held by the persons and entities who were holders of our common stock immediately prior to such agreement, (iii) we issue, otherwise than on a pro rata basis, additional shares of capital stock representing (after giving effect to such issuance) more than 35% of the total voting power of our stockholders, or (iv) if the persons who were our directors as of the date of the separation agreement cease to comprise a majority of our Board of Directors.

Effective May 18, 2001, David Thrower, our former Senior Vice President of Sales and Marketing, entered into a separation agreement with us. In the event the Company terminated Mr. Thrower's employment with the Company other than for cause at any time (i) prior to July 15, 2002, or (ii) within six months following a "change of control," we were required to pay Mr. Thrower his then-current base salary for a period of 12 months following the effective date of such termination. In addition, if the employment of Mr. Thrower was terminated within six months of a "change of control," all stock options which had been granted to Mr. Thrower that were unvested at the time of such change of control would have become immediately vested and exercisable. According to our agreement with Mr. Thrower, a "change of control" was defined as the acquisition by any person or entity unaffiliated with Genstar Capital LLC of capital stock representing at least 40% of the total fully diluted shares of the Company. Mr. Thrower resigned from the Company on July 26, 2002 and did not receive any of the described compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee currently consists of Messrs. Zabriskie, Moffa and Conte. Dr. Zabriskie joined the Compensation Committee on September 19, 2002, replacing Leonard Hendrickson, who resigned from the Compensation Committee on July 3, 2002. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors regarding executive compensation and is responsible for administrating our stock option and executive incentive compensation plans. None of the members of the Compensation Committee is a current officer or employee of the Company. None of our executive officers or Directors served as a member of the board of directors of any other entity of which an executive officer or Director served on our Board of Directors.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors determines compensation paid to each of our executive officers and administers our Plans.

The objectives of our executive compensation policy include (1) attracting, motivating and retaining talented executives by providing compensation that is competitive with comparable companies, (2) maintaining compensation levels that are consistent with the company's financial objectives and operating performance and (3) aligning the interests of executive officers and stockholders through bonuses based on the company's performance and by providing equity compensation. Our compensation program currently consists of base salary and incentive compensation in the form of cash bonuses and/or stock options.

In arriving at an initial compensation offer to an individual, the Compensation Committee considers determinants of the individual's market value including experience, education, accomplishments and reputation, as well as the level of responsibility to be assumed, in relation to the market value of such qualifications and industry standards. When determining subsequent adjustments to an individual's annual salary, the Compensation Committee also evaluates the importance to stockholders of that person's continued service. The Compensation Committee also reviews the annual salaries of our executive officers in relation to the company's financial performance, annual budgeted financial goals and its position in the industry. This is a judgment process, exercised by the Compensation Committee with the advice of management and other consultants.

Cash bonuses were awarded during the past year, which were determined on the basis of accomplishments measured against a management incentive plan that was prepared by management and approved by the Compensation Committee. Stock options are prospective incentives, aimed at keeping and motivating key people by letting them share in the value they create for stockholders. They are awarded at times deemed appropriate by the Compensation Committee in amounts intended to secure the full attention and best efforts of executives upon whose future performance the company's success will depend.

Effective as of October 15, 2001, Leonard M. Hendrickson became the Company's President and Chief Executive Officer. In 2002, Mr. Hendrickson's annual base salary was $250,000. The Committee may increase this compensation, in its sole discretion, at the end of each year of his employment. In addition to the base salary paid to Mr. Hendrickson, the Company paid a one time signing bonus to him in the amount of $90,000 upon the commencement of his employment in 2001. In connection with his initial engagement, the Company also granted Mr. Hendrickson options to purchase 280,000 shares of the Company's common stock. Mr. Hendrickson's compensation package was established based upon the Compensation Committee's comparative analysis of other similarly situated chief executive officers, review of Mr. Hendrickson's prior experience and expected contributions, and consideration of the relative importance of his respective position in terms of achieving the Company's objectives, Additionally, the Compensation Committee consulted with a professional recruiting firm hired as a consultant to the Company to assist in the process of retaining a new President and Chief Executive Officer. Mr. Hendrickson also participates in the management incentive plan approved by the Compensation Committee.

COMPENSATION COMMITTEE

David J. Moffa, Ph.D.
Jean-Pierre L. Conte
Leonard M. Hendrickson(1)
John L. Zabriskie, Ph.D.(2)

(1) Resigned from the compensation committee on July 3, 2002
(2) Elected to the compensation committee on September 19, 2002

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. All of the members of the Audit Committee are independent (as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards).

In discharging its responsibility for oversight of the audit process, the Audit Committee obtained from the independent auditors, KPMG LLP, a formal written statement describing any relationships between the auditors and the Company that might bear on the auditors' independence consistent with the Independent Standards Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors any relationships that might impact the auditors' objectivity and independence and satisfied itself as to the auditors' independence.

The Audit Committee discussed and reviewed with the independent auditors the communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees" and discussed and reviewed the results of the independent auditors' examination of the financial statements for the year ended December 31, 2002.

The Committee reviewed the audited financial statements of the Company as of and for the fiscal year ended December 31, 2002, with management and the independent auditors. Management has the responsibility for preparation of the Company's financial statements and the independent auditors have the responsibility for examination of those statements. Based upon the above-mentioned review and discussions with management and the independent auditors, the Audit Committee recommended to the Board that the Company's audited financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, for filing with the Securities Exchange Commission (the "SEC").

AUDIT COMMITTEE

John R. Overturf, Jr.
Robert J. Weltman (1)
Dave Moffa (2)
Robert D. Weist (3)
John L. Zabriskie, Ph.D. (4)

(1) Resigned from the Audit Committee on September 19, 2002
(2) Elected to the Audit Committee on September 19, 2002
(3) Resigned from the Board of Directors and the Audit Committee on April 22, 2003
(4) Elected to the Board of Directors on July 17, 2002 and to the Audit Committee on April 22, 2003

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, requires our executive officers, directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Executive officers, directors and greater-than-ten percent stockholders are required by SEC regulations to furnish us with all Section 16(a) forms they file. Based solely on our review of the copies of the forms received by us and written representations from certain reporting persons that they have complied with the relevant filing requirements, we believe that, during the year ended December 31, 2002, all our executive officers, directors and greater-than-ten percent stockholders complied with all Section 16(a) filing requirements, except for the following; Robert D. Weist, who resigned from the Board in April 2003 filed two late Form 4s, each reporting late one transaction that occurred in November 2002 and December 2002, respectively; and each of John R. Overturf, Jr., David J. Moffa, Jean-Pierre L. Conte, and Robert J. Weltman filed one late Form 4, each reporting late one transaction that occurred for each in December 2002.

RELATIONSHIPS AND RELATED TRANSACTIONS WITH DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of our last fiscal year, there have been no transactions, including loans or other indebtedness, to which we or our subsidiaries were a party, and in which any of our directors, officers, significant beneficial owners, or the respective families of the foregoing persons, had a direct or indirect material interest. No such transactions are currently proposed.

PERFORMANCE GRAPH

The following graph sets forth the percentage change in cumulative total shareholder return of our common stock during the period from December 31, 1996 to December 31, 2002, compared with the cumulative returns of the Nasdaq Stock Market (U.S. Companies) Index, the JP Morgan H & Q Biotechnology Index and the NASDAQ Biotechnology index. The comparison assumes $100 was invested on December 31, 1996 in our common stock and in each of the foregoing indices. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



COMPARISON OF 6 YEAR CUMULATIVE TOTAL RETURN*
AMONG BIOSOURCE INTERNATIONAL, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX,
THE JP MORGAN H & Q BIOTECHNOLOGY INDEX
AND THE NASDAQ BIOTECHNOLOGY INDEX
DOLLARS
500
450
400
350
300
250
200
150
100
50
0
12/96
12/97
12/98
12/99
12/00
12/01
12/02
BIOSOURCE INTERNATIONAL, INC.
NASDAQ STOCK MARKET (U.S.)
JP MORGAN H & Q BIOTECHNOLOGY
NASDAQ BIOTECHNOLOGY

* $100 invested on 12/31/96 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

BIOSOURCE INTL INC

	Cumulative Total Return						
	12/96	12/97	12/98	12/99	12/00	12/01	12/02
BIOSOURCE INTERNATIONAL, INC.	100.00	92.73	42.73	115.46	222.73	120.73	87.13
NASDAQ STOCK MARKET (U.S.)	100.00	122.49	172.70	320.29	192.82	152.97	105.74
JP MORGAN H & Q BIOTECHNOLOGY	100.00	101.22	154.14	329.48	354.22	294.61	
NASDAQ BIOTECHNOLOGY	100.00	104.48	163.01	376.13	470.24	393.67	244.65

PROPOSAL NO. 2:
RATIFICATION OF APPOINTMENT
OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors recommended and the Board has selected, subject to ratification by a majority vote of the shareholders in person or by proxy at the Annual Meeting, the firm of KPMG LLP to continue as our independent public accountant for the current fiscal year ending December 31, 2003. KPMG has served as the principal independent public accounting firm utilized by us during the years ended December 31, 1994 through 2002. We anticipate that a representative of KPMG will attend the Annual Meeting for the purpose of responding to appropriate questions. At the Annual Meeting, a representative of KPMG will be afforded an opportunity to make a statement if they so desire.

The following table presents fees for professional audit services rendered by KPMH LLP for the audit of the Company's financial statements for 2001 and 2002, and fees billed for other services rendered by KPMG LLP.

	2002	2001
Audit fees	$160,250	$144,943
Audit related fees (1)	0	23,847
Audit and related fees	160,250	168,790
Tax fees (2)	108,572	37,898
All other fees	0	0
Total fees	$268,822	$ 206,688

(1) Audit related fees consist principally of fees for certain due diligence services
(2) Tax fees consisted of fees for tax consultation and tax compliance services

The Audit Committee of the Board of Directors has reviewed and considered whether the provision of services other than those services related to the audit of the annual financial statements and reviews of the quarterly financial statements is compatible with maintaining KPMG's independence as our principal independent accounting firm.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2 RATIFYING THE APPOINTMENT OF KPMG, LLP AS OUR INDEPENDENT AUDITORS.

OTHER INFORMATION

Principal Stockholders

The following table sets forth as of May 15, 2003 certain information relating to the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our executive officers and directors as a group. Except as may be indicated in the footnotes to the table and subject to applicable community property laws, each such person has the sole voting and investment power with respect to the shares owned. Unless otherwise indicated, the address of each person listed is in care of BioSource International, Inc., 542 Flynn Road, Camarillo, California 93012, and the address of Messrs. Conte, Weltman and Genstar Capital LLC is Four Embarcadero Center, Suite 1900, San Francisco, California 94111.

Name and Address	Number of Shares of Common Stock Beneficially Owned (1)	Percent (1), (2)
Genstar Capital LLC (3)	3,444,856	31.7%
Jean-Pierre L. Conte (3)	3,396,189	31.3%
Kennedy Capital Management, Inc. (4)	759,428	7.9%
Dimensional Funds Advisors Inc. (5)	595,300	6.2%
Royce & Associates LLC (6)	580,000	6.1%
Bricoleur Capital Management LLC (7)	493,510	5.2%
Leonard M. Hendrickson (8)	233,499	2.4%
John L. Zabriskie, Ph.D. (9)	35,000	*
David J. Moffa, Ph.D. (10)	43,900	*
John R. Overturf, Jr. (11)	29,600	*
Robert J. Weltman (12)	15,333	*
Charles C. Best (13)	81,602	*
All of the directors and executive officers as a group (14)	3,835,123	34.2%

* Less than one percent.

(1) Under Rule 13d-3, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding at May 15, 2003.

(2) Percentage ownership is based on 9,555,955 shares of common stock outstanding as of May 15, 2003.

(3) Genstar Capital Partners II, L.P. holds 2,032,809 shares of common stock and 1,262,542 shares of common stock issuable upon exercise of warrants and Stargen II LLC holds 34,380 shares of common stock and 24,458 shares of common stock issuable upon exercise of warrants, all of which are currently convertible or exercisable. Includes 12,000 stock options held by Mr. Conte and 12,000 stock options held by Mr. Weltman. In addition, Mr. Conte holds 30,000 shares of common stock, Richard F. Hoskins holds 16,667 shares of common stock, Mr. Weltman holds 3,333 shares of common stock, and Richard D. Paterson holds 16,667 shares of common stock. Genstar Capital LLC is the general partner of Genstar Capital Partners II, L.P. Mr. Conte, Mr. Hoskins and Mr. Paterson are the managers and managing directors of Genstar Capital LLC and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen. In such capacities Messrs. Conte, Hoskins and Paterson may be deemed to beneficially own shares of common stock beneficially held by Genstar Capital Partners and Stargen, but disclaim such beneficial ownership, except to the extent of their economic interest in these shares.

Messrs. Conte, Hoskins, Paterson, Genstar Capital LLC, Genstar Capital Partners II, L.P. and Stargen II LLC may be deemed to be acting as a group in relation to their respective holdings in BioSource but do not affirm the existence of any such group.

(4) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003 by Kennedy Capital Management, Inc.

(5) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003 by Dimensional Fund Advisors, Inc.

(6) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February 3, 2003 by Royce & Associates LLC.

(7) As disclosed in the Schedule 13G filed with the Securities and Exchange Commission on February12, 2003 by Bricoleur Capital Management LLC.

(8) Includes (i) 181,499 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003; (ii) 48,000 shares of common stock owned; and (iii) 4,000 shares of common stock held of record by two of Mr. Hendrickson's minor children;

(9) Includes 20,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003.

(10) Includes (i) 36,500 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003; (ii) 550 shares of common stock held solely by Dr. Moffa's spouse; (iii) 4,000 shares of common stock held jointly with Dr. Moffa's spouse; and (iv) 2,850 shares of common stock held directly.

(11) Includes (i) 24,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003; and (ii) 5,600 shares of common stock owned.

(12) Includes (i) 3,333 shares of common stock held directly; (ii) 12,000 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003. Mr. Weltman is also a Principal of Genstar Capital LP and a member, but not a managing member, of Stargen II LLC. Mr. Weltman does not have power to vote or dispose of, or to direct the voting or disposition of, any securities beneficially owned by Genstar Capital LLC or Stargen II LLC. Mr. Weltman disclaims that he beneficially owns any shares of common stock beneficially owned by Genstar Capital LLC or Stargen II LLC, except to the extent of his economic interest in shares owned by Genstar Capital LLC or Stargen II LLC.

(13) Includes 81,602 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003.

(14) Includes (i) 367,601 shares of common stock reserved for issuance upon exercise of stock options that are currently exercisable or are exercisable within 60 days of May 15, 2003; (ii) 1,287,000 shares of common stock reserved for issuance upon the exercise of warrants and (iii) includes 2,180,522 shares of common stock owned.

STOCKHOLDER PROPOSALS

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, promulgated by the SEC, any stockholder of record who intends to present a proposal at the next Annual Meeting of Stockholders for inclusion in our Proxy Statement and Proxy form relating to such Annual Meeting must submit such proposal to us at our principal executive offices no later than February 6, 2004. In order for proposals by stockholders not submitted in accordance with Rule 14a-8 to have been timely within the meaning of Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended, that proposal must have been submitted so that it is received no later than April 21, 2004. In addition, in the event a stockholder proposal is not received by us by April 21, 2004, the Proxy to be solicited by the Board of Directors for the next Annual Meeting will confer discretionary authority on the holders of the Proxy to vote the shares if the proposal is presented at the next Annual Meeting without any discussion of the proposal in the Proxy Statement for such meeting.

SOLICITATION OF PROXIES

It is expected that the solicitation of proxies will be primarily by mail. The cost of solicitation by management will be borne by us. We will reimburse brokerage firms and other persons representing beneficial owners of shares for their reasonable disbursements in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of our directors and officers, without additional compensation, personally or by mail, telephone, telegram or otherwise for the purpose of soliciting such proxies.

ANNUAL REPORT ON FORM 10-K

OUR ANNUAL REPORT ON FORM 10-K, WHICH HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2002, WILL BE MADE AVAILABLE TO STOCKHOLDERS WITHOUT CHARGE UPON WRITTEN REQUEST TO CHARLES C. BEST, CHIEF FINANCIAL OFFICER, BIOSOURCE INTERNATIONAL, INC., 542 FLYNN ROAD, CAMARILLO, CALIFORNIA 93012

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ CHARLES C. BEST
Charles C. Best
Chief Financial Officer and
Executive V.P., Finance

Camarillo, California
May 21, 2003

Appendix A

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF BIOSOURCE INTERNATIONAL, INC.

This Charter identifies the purpose, composition, meeting requirements, committee responsibilities, annual evaluation procedures and investigations and studies of the Audit Committee (the "***Committee***") of the Board of Directors (the "***Board***") of BioSource International, Inc., a Delaware corporation (the "***Company***").

I. PURPOSE

The Committee has been established to: (a) assist the Board in its oversight responsibilities regarding (1) the integrity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent accountant's qualifications and independence and (4) the Company's internal and disclosure controls; (b) prepare the report of the audit committee required by the United States Securities and Exchange Commission (the "***SEC***") for inclusion in the Company's annual proxy statement; (c) retain and terminate the Company's independent accountant; (d) approve audit and non-audit services to be performed by the independent accountant; and (e) perform such other functions as the Board may from time to time assign to the Committee. In performing its duties, the Committee shall seek to maintain an effective working relationship with the Board, the independent accountant and management of the Company.

II. COMPOSITION

The Committee shall be composed of at least three, but not more than five, members (including a Chairperson), all of whom shall be "independent directors," as such term is defined in the rules and regulations of the SEC and the Nasdaq National Market System ("***Nasdaq***"). The members of the Committee and the Chairperson shall be selected by the Board and serve at the pleasure of the Board. A Committee member (including the Chairperson) may be removed at any time, with or without cause, by the Board. The Board may designate one or more independent directors as alternate members of the Committee, who may replace any absent or disqualified member or members at any meetings of the Committee. No person may be made a member of the Committee if his or her service on the Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded. The Chairperson shall maintain regular communication with the chief executive officer, chief financial officer and the lead partner of the independent accountant.

All members of the Committee shall have a working familiarity with basic finance and accounting practices and be able to read and understand financial statements, and at least one member of the Committee shall be a "financial expert." A member shall be deemed a "financial expert" if the Board determines that such person has, through education and experience as a public accountant or auditor, or a principal financial officer, controller, or principal accounting officer of a company that at the time the person held such position was required to file periodic reports with SEC, or experience in one or more positions that involve the performance of similar functions (or that results, in the judgment of the Board, in the person having similar expertise and experience), the following attributes:

- An understanding of generally accepted accounting principles and financial statements;
- Experience applying such generally accepted accounting principles in connection with the accounting for estimates, accruals, and reserves that are generally comparable to the estimates, accruals, and reserves, if any, used in the registrant's financial statements;
- Experience preparing or auditing financial statements that present accounting issues that are generally comparable to those raised by the registrant's financial statements;
- Experience with internal controls and procedures for financial reporting; and
- An understanding of audit committee functions.

Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

Except for Board and Committee fees, a member of the Committee shall not be permitted to accept any fees paid directly or indirectly for services as a consultant, legal advisor or financial advisor or any other fees prohibited by the rules of the SEC and Nasdaq. In addition, no member of the Committee may be an "affiliated person" of the Company or any of its subsidiaries (as such term is defined by the SEC). Members of the Committee may receive their Board and Committee fees in cash, Company stock or options or other in-kind consideration as determined by the Board or the Compensation Committee, as applicable, in addition to all other benefits that other directors of the Company receive. No director may serve on the Committee, without the approval of the Board, if such director simultaneously serves on the audit committee of more than three public companies.

III. MEETING REQUIREMENTS

The Committee shall meet as necessary, but at least quarterly, to enable it to fulfill its responsibilities. The Committee shall meet at the call of any member of the Committee, preferably in conjunction with regular Board meetings. The Committee may meet by telephone conference call or by any other means permitted by law or the Company's Bylaws. A majority of the members of the Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. Without a meeting, the Committee may act by unanimous written consent of all members. The Committee shall determine its own rules and procedures, including designation of a chairperson pro tempore, in the absence of the Chairperson, and designation of a secretary. The secretary need not be a member of the Committee and shall attend Committee meetings and prepare minutes. The Committee shall keep written minutes of its meetings, which shall be recorded or filed with the books and records of the Company. Any member of the Board shall be provided with copies of such Committee minutes if requested.

The Committee may ask members of management, employees, outside counsel, the independent accountant or others whose advice and counsel are relevant to the issues then being considered by the Committee, to attend any meetings and to provide such pertinent information as the Committee may request.

The Chairperson of the Committee shall be responsible for leadership of the Committee, including preparing the agenda, presiding over Committee meetings, making Committee assignments and reporting the Committee's actions to the Board from time to time (but at least once each year) as requested by the Board.

As part of its responsibility to foster free and open communication, the Committee should meet periodically with management and the independent accountant in separate executive sessions to discuss any matters that the Committee or any of these groups believe should be discussed privately. In addition, the Committee or at least its Chairperson should meet with the independent accountant and management quarterly to review the Company's financial statements prior to their public release consistent with the provisions set forth below in Section IV. The Committee may also meet from time to time with the Company's investment bankers, investor relations professionals and financial analysts who follow the Company.

IV. COMMITTEE RESPONSIBILITIES

In carrying out its responsibilities, the Committee's policies and procedures should remain flexible to enable the Committee to react to changes in circumstances and conditions so as to ensure the Company remains in compliance with applicable legal and regulatory requirements. In addition to such other duties as the Board may from time to time assign, the Committee shall have the following responsibilities:

A. Oversight of the Financial Reporting Processes

1. In consultation with the independent accountant and management, review the integrity of the organization's financial reporting processes, both internal and external.

2. Review and approve all related-party transactions, unless such responsibility has been reserved to the full Board or delegated to another committee of the Board.

3. Consider the independent accountant's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting. Consider alternative accounting principles and estimates.

4. Annually review major issues regarding the Company's auditing and accounting principles and practices and its presentation of financial statements, including the adequacy of internal controls and special audit steps adopted in light of material internal control deficiencies.

5. Discuss with management and legal counsel the status of pending litigation, taxation matters, compliance policies and other areas of oversight applicable to the legal and compliance area as may be appropriate.

6. Meet at least annually with the chief financial officer and the independent accountant in separate executive sessions.

7. Review all analyst reports and press articles about the Company's accounting and disclosure practices and principles.

8. Review all analyses prepared by management and the independent accountant of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any analysis of the effect of alternative generally accepted accounting principle ("***GAAP***") methods on the Company's financial statements and a description of any transactions as to which management obtained Statement on Auditing Standards No. 50 letters.[1]

9. Review with management and the independent accountant the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

B. Review of Documents and Reports

1. Review and discuss with management and the independent accountant the Company's annual audited financial statements and quarterly financial statements (including disclosures under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation") and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion or review rendered by the independent accountant, considering, as appropriate, whether the information contained in these documents is consistent with the information contained in the financial statements and whether the independent accountant and legal counsel are satisfied with the disclosure and content of such documents. These discussions shall include consideration of the quality of the Company's accounting principles as applied in its financial reporting, including review of audit adjustments (whether or not recorded) and any such other inquires as may be appropriate. Based on the review, the Committee shall make its recommendation to the Board as to the inclusion of the Company's audited consolidated financial statements in the Company's annual report on Form 10-K.

2. Review and discuss with management and the independent accountant earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee need not discuss in advance each earnings release but should generally discuss the types of information to be disclosed and the type of presentation to be made in any earnings release or guidance.

3. Review the regular internal reports prepared by management.

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[1] SAS No. 50 provides performance and reporting standards for written reports from accountants with respect to the application of accounting principles to new transactions and financial products or regarding specific financial reporting issues.

4. Review reports from management and the independent accountant on the Company's subsidiaries and affiliates, compliance with the Company's code(s) of conduct, applicable law and insider and related party transactions.

5. Review with management and the independent accountant any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies.

6. Prepare the report of the audit committee required by the rules of the SEC to be included in the Company's annual proxy statement.

7. Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

8. Review any restatements of financial statements that have occurred or were recommended. Review the restatements made by other clients of the independent accountant.

C. Independent Accountant Matters

1. The Committee shall be directly responsible for interviewing and retaining the Company's independent accountant, considering the accounting firm's independence and effectiveness and approving the engagement fees and other compensation to be paid to the independent accountant.

2. On an annual basis, the Committee shall evaluate the independent accountant's qualifications, performance and independence. To assist in this undertaking, the Committee shall require the independent accountant to submit a report (which report shall be reviewed by the Committee) describing (a) the independent accountant's internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the accounting firm or by any inquiry or investigations by governmental or professional authorities (within the preceding five years) respecting one or more independent audits carried out by the independent accountant, and any steps taken to deal with any such issues and (c) all relationships the independent accountant has with the Company and relevant third parties to determine the independent accountant's independence. In making its determination, the Committee shall consider not only auditing and other traditional accounting functions performed by the independent accountant, but also consulting, legal, information technology services and other professional services rendered by the independent accountant and its affiliates. The Committee shall also consider whether the provision of any of these non-audit services is compatible with the independence standards under the guidelines of the SEC and of the Independence Standards Board.

3. Approve in advance any non-audit services to be provided by the independent accountant and adopt policies and procedures for engaging the independent accountant to perform non-audit services.

4. Review on an annual basis the experience and qualifications of the senior members of the audit team. Discuss the knowledge and experience of the independent accountant and the senior members of the audit team with respect to the Company's industry. The Committee shall ensure the regular rotation of the lead audit partner and audit review partner as required by law and consider whether there should be a periodic rotation of the Company's independent accountant.

5. Review the performance of the independent accountant and terminate the independent accountant when circumstances warrant.

6. Establish and periodically review hiring policies for employees or former employees of the independent accountant.

7. Review with the independent accountant any problems or difficulties the auditor may have encountered and any "management" or "internal control" letter provided by the independent accountant and the Company's response to that letter. Such review should include:

   (a) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information and any disagreements with management;

   (b) any accounting adjustments that were proposed by the independent accountant that were not agreed to by the Company; and

   (c) communications between the independent accountant and its national office regarding any issues on which it was consulted by the audit team and matters of audit quality and consistency.

8. Communicate with the independent accountant regarding (a) critical accounting policies and practices to be used in preparing the audit report, (b) alternative treatments of financial information within the parameters of GAAP that were discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the independent accountant, (c) other material written communications between the independent accountant and management of the Company, and (d) such other matters as the SEC and Nasdaq may direct by rule or regulation.

9. Periodically consult with the independent accountant out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

10. Oversee the independent accountant relationship by discussing with the independent accountant the nature and rigor of the audit process, receiving and reviewing audit reports and ensuring that the independent accountant has full access to the Committee (and the Board) to report on any and all appropriate matters.

11. Discuss with the independent accountant prior to the audit the general planning and staffing of the audit.

12. Obtain a representation from the independent accountant that Section 10A of the Securities Exchange Act of 1934 has been followed.

D. Internal/Disclosure Control Matters

1. Discuss with management policies with respect to risk assessment and risk management. Although it is management's duty to assess and manage the Company's exposure to risk, the Committee should discuss guidelines and policies to govern the process by which risk assessment and management is handled and review the steps management has taken to monitor and control the Company's risk exposure.

2. Establish regular and separate systems of reporting to the Committee by each of management and the independent accountant regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

3. Following completion of the annual audit, review separately with each of management and the independent accountant any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

4. Review with the independent accountant and management the extent to which changes or improvements in financial or accounting practices have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

5. Advise the Board about the Company's policies and procedures for compliance with applicable laws and regulations and the Company's code(s) of conduct.

6. Establish procedures for receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submissions from employees regarding questionable accounting or auditing matters.

7. Periodically discuss with the chief executive officer and chief financial officer (a) significant deficiencies in the design or operation of the internal controls that could adversely affect the Company's ability to record, process, summarize and report financial data and (b) any fraud that involves management or other employees who have a significant role in the Company's internal controls.

8. Ensure that no officer, director or any person acting under their direction fraudulently influences, coerces, manipulates or misleads the independent accountant for purposes of rendering the Company's financial statements materially misleading.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent accountant.

V. ANNUAL EVALUATION PROCEDURES

The Committee shall annually assess its performance to confirm that it is meeting its responsibilities under this Charter. In this review, the Committee shall consider, among other things, (a) the appropriateness of the scope and content of this Charter, (b) the appropriateness of matters presented for information and approval, (c) the sufficiency of time for consideration of agenda items, (d) frequency and length of meetings and (e) the quality of written materials and presentations. The Committee may recommend to the Board such changes to this Charter as the Committee deems appropriate.

VI. INVESTIGATIONS AND STUDIES

The Committee shall have the authority and sufficient funding to retain special legal, accounting or other consultants (without seeking Board approval) to advise the Committee. The Committee may conduct or authorize investigations into or studies of matters within the Committee's scope of responsibilities as described herein, and may retain, at the expense of the Company, independent counsel or other consultants necessary to assist the Committee in any such investigations or studies. The Committee shall have sole authority to negotiate and approve the fees and retention terms of such independent counsel or other consultants.

VII. MISCELLANEOUS

Nothing contained in this Charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Company or members of the Committee. The purposes and responsibilities outlined in this Charter are meant to serve as guidelines rather than as inflexible rules and the Committee is encouraged to adopt such additional procedures and standards as it deems necessary from time to time to fulfill its responsibilities. This Charter, and any amendments thereto, shall be displayed on the Company's web site and a printed copy of such shall be made available to any shareholder of the Company who requests it.

Adopted by the Audit Committee and approved
by the Board of Directors on April 22, 2003